UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X]   **Form C: Offering Statement**

[ ]   **Form C-U: Progress Update;**

[ ]   **Form C/A: Amendment to Offering Statement:**

[ ]

[ ]   **Form C-AR: Annual Report**

[ ]   **Form C-AR/A: Amendment to Annual Report**

[ ]   **Form C-TR: Termination of Reporting**

Name of issuer: The Bouqs Holding Company

Legal status of issuer:

	Form:	Corporation
	Jurisdiction of Incorporation/Organization:	DE
	Date of organization:	09/14/2023

Physical address of issuer: 475 Washington Blvd, Marina Del Rey, CA 90292

Website of issuer: https://bouqs.com/

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering
amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the
offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Series B common Stock

Target number of securities to be offered: 5,000

Price (or method for determining price): $2.00

Target offering amount: $10,300 inclusive of Investor Processing Fee

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $5,000,000 inclusive of Investor Processing Fee

Deadline to reach the target offering amount: January 6, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 67

Total Assets:	Most recent fiscal year-end:	$11,096,000	Prior fiscal year-end:	$13,483,000
Cash & Cash Equivalents:	Most recent fiscal year-end:	$5,012,000	Prior fiscal year-end:	$5,605,000
Accounts Receivable:	Most recent fiscal year-end:	$141,000	Prior fiscal year-end:	$117,000
Short-term Debt:	Most recent fiscal year-end:	$154,000	Prior fiscal year-end:	$154,000

Long-term Debt:	Most recent fiscal year-end:	$17,040,000	Prior fiscal year-end:	$15,991,000
Revenues/Sales:	Most recent fiscal year-end:	$90,342,000	Prior fiscal year-end:	$91,093,000
Cost of Goods Sold:	Most recent fiscal year-end:	$54,206,000	Prior fiscal year-end:	$56,055,000
Taxes Paid:	Most recent fiscal year-end:	$45,000	Prior fiscal year-end:	$0
Net Loss:	Most recent fiscal year-end:	$5,127,000	Prior fiscal year-end:	$6,518,000

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Delaware	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized
undersigned.

The Bouqs Holding Company
(Issuer)

/s/ Kimberly Tobman Kviatkovsky , CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the
dates indicated.

/s/ Kimberly Tobman Kviatkovsky
(Signature)

Director, CEO, Principal Executive Officer,
Principal Accounting and Financial Officer
(Title)

January 9, 2026
(Date)

/s/ John Tabis
(Signature)

Chairman of Board
(Title)

January 9, 2026
(Date)

/s/ Whitney Routman
(Signature)

Director
(Title)

January 9, 2026
(Date)

/s/ Mich Matthews Spradlin
_____
(Signature)

Director
_____
(Title)

January 9, 2026
_____
(Date)

/s/ Rosemary Turner
_____
(Signature)

Director
_____
(Title)

January 9, 2026
_____
(Date)

/s/ Paul Ferris
_____
(Signature)

Director
_____
(Title)

January 9, 2026
_____
(Date)

/s/   Paul Vider
_____
(Signature)

Director
_____
(Title)

January 9, 2026
_____

EXHIBIT A TO FORM C – OFFERING STATEMENT


THE BOUQS HOLDING COMPANY
Target Offering Amount of $10,300
Maximum Offering Amount of $5,000,000


The Bouqs Holding Company (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of 5,000 ("**Target Offering Amount**"), and up to a maximum of 2,427,184 ("**Maximum Offering Amount**") shares of non-voting Series B common stock of the Company (the "**Securities**" or "**Shares**"), at a price of $2.00 per Share (this "**Offering**"). In addition, investors will be charged a fee of 3% of their respective investment amounts ("**Investor Processing Fee**"), for an effective price per Share equal to $2.06, Target Offering Amount of $10,300, and Maximum Offering Amount of $5,000,000. The minimum investment per investor is 250 Shares, or $515 with the Investor Processing Fee. The Company is also offering certain time and investment based perks, as further detailed in this Offering Statement.

We must raise an amount equal to or greater than the Target Offering Amount by January 6, 2027 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided via our investment portal.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE

SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR FINANCIAL ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

(8) Is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

The date of this Form C Offering Statement is January 9, 2026.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

You should rely only on the information contained in the Form C of which this Offering Statement is a part, including its exhibits (the "**Form C**"). We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company only via its investment portal, which comments and responses will be viewable by the public.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update

any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company sells best-in-class flowers from environmentally and socially responsible growers directly to customers in the US. We ship flowers, mostly farm direct, as gifts, self-purchase and via subscription. We have recently expanded into the retail market, opening several brick-and-mortar locations, which allow us to provide same and next-day delivery, B2B, and events services.

We began operations in 2012 as 30bouqs.com. We then changed our name to The Bouqs Company, Inc. In 2023, the Company was reorganized. The Bouqs Holding Company was incorporated at that time, and The Bouqs Company Inc's name was changed to The Bouqs OpCo LLC, and the entity was converted to an LLC. The Company then acquired The Bouqs OpCo LLC as the Company's wholly owned operational subsidiary. Shares of outstanding stock of The Bouqs OpCo LLC were converted to an equal number and kind of shares of the Company, and the Company assumed the investor related agreements of The Bouqs OpCo LLC.

On December 15, 2025, the Company amended its Certificate of Incorporation to increase its authorized shares of common stock, reclassify existing stock as voting Series A common stock, authorize 3,390,144 shares of a new class of non-voting Series B common stock (which are being offered in this Offering), and make certain other changes included in the amended Certificate of Incorporation included as an Exhibit to this Form C. Series A common stock is the only voting class of common stock and Class B has no right to vote. The rights of the Class A and Series B common stock are otherwise identical.

Capital Structure

The Company is authorized to issue 123,900,000 Shares of Series A common stock, 3,390,144 Shares of Series B common stock, and 87,905,144 shares of preferred stock, divided between Series A, Series AA, Series B, Series C, Series C-1, Series C-4, Series, C-3, and Series C-4 preferred stock. As of December 30, 2025, the Company had issued approximately 11,220,376 Shares of Series A common stock, 0 Shares of Series B common stock, and 19,529,460 shares of Series A, 1,216,212 shares of Series AA, 10,578,811 shares of Series B, 21,665,160 shares of Series C, 11,898,122 shares of Series C-1, 17,139,740 shares of Series C-2, 3,906,599 shares of Series, C-3, and 1,919,250 shares of Series C-4 preferred stock. Following this offering, we will have approximately 11,,220,376 shares of common stock outstanding, 2,427,184 Shares of Series B common stock, assuming all offered Shares are sold, and 19,529,460 shares of Series A, 1,216,212 shares of Series AA, 10,578,811 shares of Series B, 21,665,160 shares of Series C, 11,898,122 shares of Series C-1, 17,139,740 shares of Series C-2, 3,906,599 shares of Series, C-3, and 1,919,250 shares of Series C-4 preferred stock.

Dividends

The Company has not paid dividends on the Shares in the past two years and does not intend to declare any dividends in the near future. Dividends to Common Stock will be declared by the Company's Board of Directors, in its sole discretion. Dividends will be subordinate to payment of dividends to Preferred Stock holders.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be affected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of $10,300, and a maximum of $5,000,000 in Shares of Series B common stock of the Company at a price of $2.00 per Share plus a 3% Investor Processing Fee. The Intermediary will receive a cash commission on this fee. The minimum investment for each investor is $500 in Shares ($515 inclusive of the Investor Processing Fee). No Shares will be issued in exchange for the Investor Processing Fee. If the Target Offering Amount has not been raised by the Offering Deadline of January 6, 2027, this Offering will be terminated and investor funds will be returned without interest or deduction.

For investments (signed subscription agreement and payment received by Company) made within the first 21 days from the date of this Offering Statement, investors will receive additional shares ("**Bonus Shares**") equal to 10% of the Shares purchased by the investor. These time-based perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 21st day thereafter.

For investments (signed subscription agreement and payment received by Company) made after the first 21 day from the date of this Offering Statement but before the 46th day from the date of this Offering Circular, investors will receive Bonus Shares equal to 5% of the Shares purchased by the investor. These time-based perks begin at midnight on the 22nd day following the Launch Date through 11:59 pm EDT on the 46th day thereafter.

For all other investments, the Company will issue Bonus Shares as follows:

- Invest $500
  - $150 in gift cards*

- Invest $1,500
  - 2.5% Bonus Shares
  - $250 in gift cards*

- Invest $2,500
  - 5% Bonus Shares
  - $250 in gift cards*

- Invest $5,000
  - 7.5% Bonus Shares
  - $350 in gift cards*
  - The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - Invite to an exclusive investor event*

- Invest $10,000
  - 10% Bonus Shares
  - $500 in gift cards*

- o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
- o Invite to an exclusive investor event*

- Invest $25,000
  - o 12.5% Bonus Shares
  - o $500 in gift cards*
  - o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - o Invite to an exclusive investor event*

- Invest $50,000+
  - o 15% Bonus Shares
  - o $350 in gift cards*
  - o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - o Invite to an exclusive investor event*
  - o Name a Bouq (for the first 10 investors who qualify) or receive name on placard of a store location*

*Bonus Shares will be the same class (Series B common Stock) and terms as the Shares being offered. The Company will elect the denomination of gift cards. Gift cards may be delivered electronically or by ail, as elected by the Company. If no size for the sweatshirt in The Bouqs Investor Merch Bundle, a size large will be automatically be sent. All perks, if mailed or emailed, will be sent to the address and/or email provided by the investor when filling out its subscription agreement on our investor portal. For store location placards, the Company will select the design and location of the placard. Bonus Shares and perks are cumulative. Perks will be determined and issued at the termination of this Offering and each investor will receive the highest bundle of perks for which the investor qualifies. Time and amount based perks will not be stacked. No fractional Bonus Shares will be issued – all Bonus Shares will be rounded to the nearest whole Share. The Company may amend its Bonus Share/perk amounts and policies at any time without notice to or consent for investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," meaning the investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or
B. the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:
i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the Investor's annual income or net worth, subject to a maximum investment of $124,000.
ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

Shares are being offered on a "best efforts" basis. The Company has engaged DealMaker Securities LLC, a broker-dealer registered with the Financial Industry Regulatory Authority ("**FINRA**"), to act as our Regulation CF offering Intermediary. All offers and sales will be conducted via our investment portal hosted by our Intermediary. All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Kimberly Tobman Kviatkovsky	Director, Chief Executive Officer	July 2022- Present*
John Tabis	Director, Chairman of the Board	January 2013- Present*
Mich Matthews Spradlin	Director	February 2015- Present*
Paul Ferris	Director	June 2014- Present*
Rosemary Turner	Director	October 2020- Present*
Paul Vider	Director	January 2025- Present
Whitney Routman	Director	January 2025- Present
Juan Pablo Montufar	Chief Floral Officer	January 2013- Present*

*Served with The Bouqs OpCo LLC (fka The Bouqs Company, Inc. and 30bouqs.com) until the Company's recapitalization in 2023.

Kimberly Tobman Kviatkovsky. Kim is our CEO and sole officer. She started as CEO of The Bouqs OpCo LLC and became CEO of the Company upon its incorporation. She is responsible for overseeing the Company's operations, setting and implementing the Company's overall strategy, managing operations, making major corporate decisions and liaison to the board of directors and investors.

John Tabis. John is our Chairman. His three-year work history is as follows:

Company: M13
Position Held: Partner
Dates of Service 1/1/23-12/31/25
Responsibilities: Investing lead for pre-seed companies

Mich Matthews Spradlin. Mich is one of our Directors. Her three-year work history is as follows:

Company: Wendys Company
Position: Director
Dates of Service: February 2015 to present

Company: Ianthus Capital Holdings
Position: Chairwoman
Dates of Service: June 2022 to present

Paul Ferris. Paul is one of our Directors. His three-year work history is as follows:

Company: Azure Capital Partners
Position: Founding General Partner
Dates of Service. April 2000 to present

Duties: Paul Ferris is a founding General Partner with Azure Capital Partners and has over 30 years of experience working with high growth technology companies, with the past 25 years investing directly in consumer, digitally native vertical e-commerce, cloud-enabling applications and AI infrastructure related companies for Azure.

Company: Ranovus, Inc
Position: Board Member
Dates of Service: September 2013 to present
Responsibilities: Paul Ferris is a Board member of Ranovus, an infrastructure company providing advanced photonics interconnect solutions to support the next generation of AI workloads in data centers and communication networks.

Company: Glydways
Position: Board Member
Dates of Service: October 2018 to present
Duties: Paul Ferris is an independent Board member of Glydways, Inc., a privately held company focused on redefining mass transit to provide high capacity, on-demand affordable urban mobility.

Company: Big Sky Growth Partners (NASDAQ: BSKY)
Position: President, Director and Co-Sponsor
Dates of Service: January 2021 to December 2022
Duties: Paul Ferris was President, Director and Co-Sponsor of the $300 million publicly traded e-commerce/DTC focused Special Purpose Acquisition Company, founded by Mark Vadon (Chewy, Zulily, Blue Nile).

Rosemary Turner. Rosemary is one of our Directors. Her three-year work history is as follows.

Company: Murphy USA
Position: Board Member; Audit Committee Member; Nominating & Governance Committee Member
Dates of Services: 2021 – Current

Company: SCAN Health
Position: Board Member; Chair of Audit & Compliance Committee; Compensation Committee Member; Quality & Customer Experience Committee Member; Finance Committee Member
Dates of Services: 2020 – Current

Company: TFI International (TFII)
Position: Board Member; Senior Advisor; Human Resources & Compensation Committee Member
Dates of Services: 2020 – Current

Company: Oaktree Infrastructure Transportation Fund (TIF)
Position: Senior Advisor; Information Specialist
Dates of Services: 2020 – 2024

Company: Duration Capital
Position: Senior Advisor; Information Specialist

Dates of Services: 2024 – Current

As a board member, her responsibilities include providing governance and strategic oversight; as a senior advisor, she offers expert guidance and insights; as a committee chair, she leads specific groups to ensure effective collaboration and achievement of objectives; and as a committee member, she contributes to discussions and support the committee's goals.

Paul Vider. Paul is one of our Directors. His three-year work history is as follows:

Company: Partech Partners SAS
Position Held: Principal
Dates of Service (mm/yr): Jun-2019 to present
Responsibilities: Sourcing and executing new growth equity investments for the fund, and ongoing portfolio management

Company: Studocu ["StudeerSnel B.V."]
Position Held: Board Director
Dates of Service (mm/yr): Jan-25 to present
Responsibilities: Board Director of Studocu

Whitney Routman. Whiteney Routmann is one of our Directors. Her three-year work history is as follows:

Company: Aliment Capital
Position Held: Vice President
Dates of Service (mm/yr): February 2023- Present
Responsibilities: Whitney evaluates investment opportunities and supports portfolio management

Juan Pablo Montufar. JP is our Co-Founder and Chief Floral Officer. He is a flower farmer turned entrepreneur. He grew up in Ecuador, where he still resides with his family, and is responsible for managing relationships with overseeing floral operations for the Company. Montúfar earned a B.S. in Biochemistry from the University of Notre Dame in 2000 and returned to complete his MBA there in 2007. With a background that combines deep agricultural knowledge and a passion for sustainable business, Montúfar has helped shape the Company into a leading player in the floral industry. JP is also an Adjunct Professor, Entrepreneurship, Universidad San Francisco de Quito.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law, the Company's Bylaws, and contractual indemnification agreements. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


PRINCIPAL SECURITY HOLDERS


As of December 30, 2025, no one beneficial holder owns 20% or more of the Company's outstanding voting equity securities.

BUSINESS

The Company

The Company sells best-in-class flowers from environmentally and socially responsible growers directly to customers in the US.

We began operations in 2012 as 30bouqs.com. We then changed our name to The Bouqs Company, Inc. In 2023, the Company was reorganized. The Bouqs Holding Company was incorporated at that time and The Bouqs Company Inc's name was changed to The Bouqs OpCo LLC, and the entity was converted to an LLC. The Company then acquired The Bouqs OpCo LLC as the Company's wholly owned operational subsidiary. Each share of outstanding stock of The Bouqs OpCo LLC were converted to an equal number and kind of shares of the Company, and the Company assumed the investor related agreements of The Bouqs OpCo LLC.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Business

Our mission is to revolutionize the way we commemorate life's moments by connecting people to beautifully designed floral experiences and the responsible partners who create them. We have a tech driven "vertically integrated" supply chain that allows us to directly link customers to farms, leading to longer life spans for our products, faster delivery time to our customers, and less waste throughout our supply chain. To support our mission, we have recently begun expanding into an omnichannel platform and have opened several Company owned retail locations in eight major cities.

Because our farm-to-consumer model enables efficiency while lowering waste & costs, we are able to benefit from increased gross margins spread among less market participants, which in turn helps us optimize working capital. We partner with socially and environmentally responsible farmers and implement socially and environmentally responsible policies at the Company level as well. As a result, our operations produce less emissions and waste, support workers and local economies, create jobs for underserved communities, and promote all United Nations SDG categories.

Our flowers are sold as gifts, self-purchases, and subscriptions. Monthly subscriptions accounted for approximately 40% of our business in fiscal year 2024, with remaining revenues generated through e-commerce (prior to our adding retail locations). However, we believe our future is in retail and we are focused on expanding our retail footprint and metamorphosing into an omnichannel platform. Our retail locations enable the Company to offer customers same and next day delivery, B2B services, and events, thereby allowing us to capture up to 45% of market demand we did not previously service. Our retail locations also allow us to expand brand awareness, create unique retail offerings, and partner with large brands, such as Whole Food markets, to leverage name recognition and foot traffic. Our current focus is expanding our omnichannel presence and acquiring retail locations.

For more on our Company, please see our investor presentation in Exhibit I.

Market Opportunity

The US floral market is estimated at $18B, with approximately 1,300 retail florists (Dun & Bradstreet report - Florists Industry Profile). Our customer base is about 60% female and 40% male from ages approximately 35-65 with higher income of approximately $120k+ per year. Our core markets are NYC, Los Angeles, San Francisco, Chicago, and Dallas.

We face significant competition, including from large ecommerce platforms such as 1-800 flowers and FTD and retail florists. Many of these competitors and potential competitors have substantially greater financial, technological and managerial resources and experience than we have. We believe that our omnichannel platform, superior technology, and proprietary supply chain will set us apart from competitors.

Regulatory Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to data collection, privacy, and online sales. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. If needed, there is no guarantee the Company would be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future when needed, we may not be able to fully execute our business plan, our expanded operations could be in jeopardy, and we could be forced to reduce operations and sell or otherwise transfer assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered, which could dilute investors' interests in the Company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2024 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate more revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Unsuccessful acquisitions may cause the results of the Company to suffer.

The Company is in the process of opening and acquiring retail locations. Due diligence undertaken with any acquisition may not reveal all potential problems or inefficiencies involved in integrating the acquired location into the Company. If we are unsuccessful in integrating our acquisitions or if any acquired location fails to perform as expected, the results of our acquisitions may suffer, management may have to divert valuable resources to oversee and manage the acquisitions, the Company may have to expend additional investments in the acquired location, and the results of the Company may suffer.

As an ecommerce business, our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

As all ecommerce businesses do, we may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

If the Company fails to continuously improve its online presence, we may not attract or retain customers and may otherwise experience harm to our business.

If potential or existing customers do not find the Company's online presence attractive or website appealing to use, the Company may not attract or retain customers and our sales may suffer. The Company must

continuously improve our accessibility, content and ease of use. If the Company is unable to maintain a compelling web presence, we could lose customers to our more compelling competitors.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Failure to comply with federal, state and international laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing, export and security of personal information. These include laws and regulations that are intended to protect the privacy of children online, including the Children's Online Privacy Protection Act, a U.S. federal law that requires websites and online services to obtain parental consent before collecting personal information from children under 13, as well as regulations adopted by the Federal Trade Commission, and a growing array of state laws. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations, and laws providing for new privacy and security rights and requirements may overlap with each other, and may be enacted or come into effect in different jurisdictions. These requirements may be enacted, interpreted or applied in a manner that is inconsistent from one jurisdiction to another or in a manner that conflicts with other rules or our practices. As a result, some of our practices may be in conflict, or may not comply in the future with all such evolving laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, state or international privacy or consumer protection-related laws, regulations, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others, including claims for statutory damages asserted on behalf of purported classes of affected persons or other liabilities or require us to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to customers, which could materially adversely affect our business, financial condition and operating results.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Our delivery of products is reliant on our third-party farming providers grow and deliver products. Any interruptions, delays, or disruptions in and to the delivery of such products or quality issues could expose the Company to liability and harm the Company's business and reputation.

The Company is not subject to Sarbanes-Oxley regulations.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation, Bylaws, and contractual indemnification agreements, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company has outstanding debt liabilities. The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain future indebtedness with debt financing to raise that capital. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If we default on any outstanding debt, a lender could foreclose on any assets securing the debt or impose penalties or seek damages. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and instability have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions could adversely affect our revenue and business.

Geopolitical tensions, as well as the related international response, have caused inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

We have not generated profits to date. Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;

- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face significant competition that could negatively impact our revenues.

Our competitors include local floral shops, online retailers, and supermarkets. Competition is intense and the Company expects it to increase. Increased competition could result in decreased revenues, increased marketing expenditures, and/or loss of market share. These and other competitive factors could materially and adversely affect the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are

subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Changes in consumer tastes and preferences for our products could decrease and adversely affect our results of operations.

Our business depends on our ability to consistently provide, maintain and innovate products that meet changing consumer preferences. Our business also depends in part on the continued and increasing popularity of Bouqs and on our ability to accurately predict and adapt to tastes and preferences of consumers. If our products do not achieve sufficient consumer acceptance or if consumer preferences change or consumers are drawn to other products, our business, financial condition, or results of operations could be materially adversely affected.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success.

 Because we have limited financial and managerial resources, we must focus our efforts on particular research programs and products. As a result, we may forego or delay pursuit of opportunities with other products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product. Any such failure to improperly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our licensed proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, our proprietary technology, brands, and our intellectual property. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or other or activities infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us from engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer and Chairman. We are highly dependent on their creative talents and entertainment industry relationships, and believe they are integral to our relationships and to our overall creative design processes. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

We may encounter risks associated with our use of artificial intelligence and machine learning programs.

Some aspects of our business may utilize machine learning programs and artificial intelligence to improve the buyer experience. Artificial intelligence may present risks and challenges that impact its adoption and thus, our use of it within the business. If the artificial intelligence or machine learning models that we use in our business are incorrectly designed, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability.

Artificial intelligence and machine learning technologies are complex and rapidly evolving. These efforts, as well as any changes that have yet to be introduced, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our brand or financial results. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of artificial intelligence and machine learning technology, and also may increase our estimated costs in this area. In addition we may be unsuccessful in our product development efforts as it relates to the use of artificial intelligence. Any of these factors could adversely affect our business, financial condition, and results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. As social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to

acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, and other matters. These proceedings may be time consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Product liability claims may subject the Company to increased costs.

We may be subject to product liability claims in the future. Although the Company has not experienced any material losses due to product liability claims to date, it may be a party to product liability claims in the future and incur significant costs in their defense. Product liability claims often create negative publicity, which could materially damage the Company's reputation and its brands. Although the Company maintains insurance, its coverage may be inadequate to cover any liabilities it may incur.

Our results of operations are highly susceptible to unfavorable economic conditions.

Since our business is subject to consumer spending trends, we are exposed to risks associated with weak or uncertain U.S. or international economic conditions and disruptions in the financial markets. At present, the global economy continues to be challenging. Economic downturns, higher interest rates and inflation or other uncertainty about the strength of the global economy, or economic conditions in the U.S., and caution on the part of customers, can influence the demand for our products. In addition, market conditions can be and have been adversely affected by natural and human disruptions, such as natural disasters, public health crises, severe weather events, military conflict or civil unrest. Consumers of our product offerings could respond to weak economic and financial conditions by reducing their spending, which includes discretionary components (such as spending on our products) that are easier to reduce in the short term than other expenses.

Furthermore, unexpected revenue shortfalls due to external economic forces or otherwise can result in misalignments of costs and revenues, resulting in a negative impact to our operating results. If our business is significantly adversely affected by unfavorable economic conditions or other market disruptions that adversely affect consumer spending, the negative impact on our revenue could pose a challenge to our operating income and generation of cash from operations.

The Company's operating results may fluctuate, making quarterly budgeting and results difficult to rely on.

The Company's operating results may fluctuate from period to period for a number of reasons. In budgeting the Company's operating expenses for the foreseeable future, the Company makes assumptions regarding revenue trends; however, some of the Company's operating expenses are fixed in the short term. Sales of the Company's products are seasonal, concentrated on the first, second, and fourth quarters due to Valentine's Day, Mother's Day, and the holiday season.

The Company's future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management's control. The Company may be unable to reduce operating expenses quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenue without a corresponding reduction to its expenses, operating results may suffer.

During peak periods, the Company may utilize temporary employees and outsourced staff, who may not be as well-trained or committed to its customers as its permanent employees, and if they fail to provide the Company's customers with high quality customer service the customers may not return, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

The Company depends on its customer service department to respond to its customers should they have questions or problems with their orders. During peak periods, the Company relies on its permanent employees, as well as temporary employees and outsourced staff to respond to customer inquiries. These temporary employees and outsourced staff may not have the same level of commitment to the Company's customers or be as well trained as its permanent employees. If the Company's customers are dissatisfied with the quality of the customer service they receive, they may not shop with the Company again, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

If our contracted farmers do not fulfill orders to the Company's customers properly, customers may not shop with the Company again.

In many cases, floral orders placed by the Company's customers are fulfilled by local independent farmers. If customers are dissatisfied with the performance of our third-party vendors, they may not utilize the Company's services when placing future orders and its revenues may decrease.

Our farmers are subject to risks inherent in an agricultural business, including the risk of crop failure.

The cultivation of flowers is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, fire, plant diseases and similar agricultural risks. There can be no assurance that natural elements, such as insects and plant diseases, will not entirely interrupt our production activities of any one or more of our famer partners or have an adverse effect on our business.

Our business is subject to government regulation in various areas, and the increasing costs of compliance efforts, as well as any potential non-compliance, could adversely impact our business.

We are subject to laws and regulations affecting our operations in a number of areas, including consumer protection, labor and employment, data privacy, product safety, and environmental. Compliance with these and similar laws and regulations may require significant effort and expense, and variances and inconsistencies in requirements among jurisdictions may exacerbate this effort and expense. Because the Company's products and services are available over the Internet, multiple jurisdictions may claim that the Company is required to do business as a foreign corporation in one or more of those jurisdictions. Failure to qualify as a foreign corporation in a jurisdiction where the Company is required to do so could subject it to taxes and penalties. States or foreign governments may charge the Company with violations of local laws. The time and expense of compliance with existing and future regulations could, in the aggregate, adversely affect our results of operations, limit our product and service offerings in one or more regions, constrain our marketing efforts, or otherwise cause us to change or limit our business practices. Any new law or regulation, or the application or interpretation of existing laws, may adversely impact our growth and operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors."   To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Shares are being offered under an offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Regulation CF under the Securities Act. Unless the sale of Shares should qualify for such exemption the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemptions.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no

additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Anti-takeover provisions in Delaware law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our Certificate of Incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our Shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

The securities acquired in this Offering may be significantly diluted as a consequence of the Bonus Shares offered in this Offering.

If we issue Bonus Shares pursuant to this Offering, some investors may experience dilution. Investors receiving Bonus Shares are effectively receiving a discount on the Securities they purchase. Bonus Securities have identical rights, privileges, preferences as well as restrictions to the Common Stock to be purchased by investors. The issuance of bonus Securities will cause immediate dilution to your investment.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. .

We have issued preferred stock that have rights and privileges superior to common stock.

The Company has authorized and issued Series of preferred stock with rights and privileges superior to our common stock. The preferred stock may have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. The issuance of shares of preferred stock or the rights associated therewith or their conversion to common stock could cause substantial dilution to investors.

The multi-class structure of our common stock will have the effect of concentrating voting control with our Series A common stockholders, which will limit your ability to influence the outcome of important decisions.

Our Series B common stock has 0 votes per share. All Series A common stock holds all the voting power, of which our officers and directors beneficially hold the majority. This concentration of voting control will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The purpose of this offering is to fund our operations and acquisitions of retail locations. We are offering a minimum of $10,300, and a maximum of $5,000,000 in Shares of non-voting Series B common stock of the Company at a price of $2.00 per Share plus a 3% Investor Processing Fee. No Shares will be issued for the Investor Processing Fee. The Intermediary will receive a cash commission on this fee. The minimum investment for any investor is 250 Shares, or $515 with the Investor Processing Fee. If the Target Offering Amount has not been raised by the Offering Deadline of January 6, 2027, this offering will be terminated and investor funds will be returned without interest or deduction.

For investments (signed subscription agreement and payment received by Company) made within the first 21 days from the date of this Offering Statement, investors will receive additional Bonus Shares equal to 10% of the Shares purchased by the investor. These time-based perks begin on the Launch Date through 11:59 pm EDT on the 21st day thereafter.

For investments (signed subscription agreement and payment received by Company) made after the first 21 day from the date of this Offering Statement but before the 46th day from the date of this Offering Circular, investors will receive Bonus Shares equal to 5% of the Shares purchased by the investor. These time-based perks begin at midnight on the 22nd day following the Launch Date through 11:59 pm EDT on the 46th day thereafter.

For all other investments, the Company will issue Bonus Shares as follows:

- Invest $500
    - $150 in gift cards*

- Invest $1,500

- o 2.5% Bonus Shares
- o $250 in gift cards*

- Invest $2,500
  - o 5% Bonus Shares
  - o $250 in gift cards*

- Invest $5,000
  - o 7.5% Bonus Shares
  - o $350 in gift cards*
  - o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - o Invite to an exclusive investor event*

- Invest $10,000
  - o 10% Bonus Shares
  - o $500 in gift cards*
  - o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - o Invite to an exclusive investor event*

- Invest $25,000
  - o 12.5% Bonus Shares
  - o $500 in gift cards*
  - o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - o Invite to an exclusive investor event*

- Invest $50,000+
  - o 15% Bonus Shares
  - o $350 in gift cards*
  - o The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)*
  - o Invite to an exclusive investor event*
  - o Name a Bouq (for the first 10 investors who qualify) or receive name on placard at a store location*

*Bonus Shares will be the same class (Series B common Stock) and terms as the Shares being offered. The Company will elect the denomination of gift cards. Gift cards may be delivered electronically or by mail, as elected by the Company. If no size for the sweatshirt in The Bouqs Investor Merch Bundle, a size large will be automatically be sent. All perks, if mailed or emailed, will be sent to the address and/or email provided by the investor when filling out its subscription agreement on our investor portal. For store location placards, the Company will select the design and location of the placard. Bonus Shares and perks are cumulative. Perks will be determined and issued at the termination of this Offering and each investor will receive the highest bundle of perks for which the investor qualifies. Time and amount based perks will not be stacked. No fractional Bonus Shares will be issued – all Bonus Shares will be rounded to the nearest whole Share. The Company may amend its Bonus Share/perk amounts and policies at any time without notice to or consent for investors.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. We have also engaged affiliates of the Intermediary to provide transfer agent, technology, and marketing related services.

Fees and Commissions

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an 8.5% cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount of $5,000,000. If we raise only the Target Offering Amount, all proceeds will be applied to Intermediary fees.

Use of Proceeds	Amount
Fees to Intermediary	$425,000
Other offering expenses(1)	$900,000
Build out of retail locations	$1,000,000
Acquisition of retail locations	$1,500,000
Working capital(2)	$1,175,000

(1) Other offering expenses include legal, accounting, technology, marketing and miscellaneous expenses relating to this Offering.
(2) Working capital may be used for things like rent, general selling and administrative expenses, utilities, and payroll, including to our management.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Qualification

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

     A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

Net worth for non-accredited investors is determined in the same manner as for Accredited Investors.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. Payments may be made by wire, ACH, or credit card. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing. Notifications will be made electronically via our investment portal.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

Closings and Cancellations

In the event an amount equal to the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline, or such date as earlier terminated by the Company.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials or such closing date as set by the Company. The Intermediary will notify investors of each closing at least five business days prior to such closing. If an investor does not cancel an investment commitment

before the 48-hour period prior to the scheduled closing, the funds will be released to the Company upon closing and the investor will be electronically issued Securities in book form in the amount of their subscription accepted by the Company. If an investor does cancel, their investment amount will be returned without interest or deduction and their subscription agreement will be terminated.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Certificate of Incorporation and Bylaws, each of which are included as Exhibits to this Form C. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 123,900,000 Shares of voting Series A common stock, 3,390,144 Shares of non-voting Series B common stock, and 87,905,144 shares of preferred stock, divided between Series A, Series AA, Series B, Series C, Series C-1, Series C-4, Series, C-3, and Series C-4 preferred stock. As of December 1, 2025, the Company had issued approximately 11,220,376 Shares of Series A common stock, 0 Shares of Series B common stock, and 19,529,460 shares of Series A, 1,216,212 shares of Series AA, 10,578,811 shares of Series B, 21,665,160 shares of Series C, 11,898,122 shares of Series C-1, 17,139,740 shares of Series C-2, 3,906,599 shares of Series, C-3, and 1,919,250 shares of Series C-4 preferred stock. Our capital structure is also discussed in Note 6 to our Financial Statements in Exhibit E hereto, which we incorporate herein by reference.

Common Stock

Each share of Series A common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Stockholders may take action by written consent. No cumulative voting is permitted. **Series B common stock, which is what investors are purchasing in this Offering, is not entitled to vote.**

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.

Dividends and liquidation distributions to common stockholders are subordinated to payments to preferred stockholders.

Preferred Stock

The Company has authorized multiple series of preferred stock, each with distinct rights and preferences relative to common stock and other Series of preferred stock. These preferred shares may be convertible into common stock and/or carry varying dividend, liquidation, and voting rights. All preferred stockholders vote together with common stockholders on an as-converted basis and convert into common stock under specified conditions, including a qualified IPO or majority vote of preferred holders. Further, as part of the reorganization, the Company agreed to be bound to an Investors' Rights Agreement, Voting Agreement, and

Right of Forst Refusal and Co-Sale Agreement affecting the rights of preferred and common stock holders, including granting preferred holders certain rights to vote stock, appoint directors, and transfer stock. These agreements are included as Exhibits to this Form C and should be carefully reviewed in their entireties before purchasing Shares. Below is a summary of each series, but each investor should review our Certificate of incorporation, as amended, included as an Exhibit to this Form C for a full description of the rights and privileges of each Series of preferred stock.

Series A Preferred Stock

Series A holders are entitled to non-cumulative dividends of $0.0309 per share when declared. In liquidation, they receive the greater of $0.440883 per share or the as-converted value, subordinate to Series C-4 and C-3. Series A holders elect one director and vote with common stock on an as-converted basis.

Series AA Preferred Stock

Series AA is junior to all other preferred series. It does not carry dividend rights unless declared and ranks last among preferred shares in liquidation preference. Holders vote on an as-converted basis but do not have special director election rights.

Series B Preferred Stock

Series B shares carry a $0.0639 annual dividend preference and a liquidation preference of $0.9122 per share or the as-converted value. They vote on an as-converted basis and participate in protective provisions but do not elect a director independently.

Series C Preferred Stock

Series C holders receive $0.0777 annual dividends and a liquidation preference of $1.1098 per share or the as-converted value. They elect one director and vote with other preferred and common stockholders on an as-converted basis.

Series C-1 Preferred Stock

Series C-1 shares carry a $0.0815 annual dividend and a liquidation preference of $1.1647 per share or the as-converted value. They vote on an as-converted basis and, along with Series C-2 through C-4, elect one director.

Series C-2 Preferred Stock

Series C-2 holders receive $0.0864 annual dividends and a liquidation preference of $1.2336 per share or the as-converted value. They share voting and director election rights with Series C-1, C-3, and C-4.

Series C-3 Preferred Stock

Series C-3 shares carry a $0.0904 annual dividend and a liquidation preference of $1.2914 per share or the as-converted value. They rank senior to all prior series except Series C-4 and vote with other preferred holders. They also participate in shared director election rights.

Series C-4 Preferred Stock

Series C-4 is the most senior series. It receives $0.0885 annual dividends and a liquidation preference of 2x its original issue price or the as-converted value, whichever is greater. In certain deemed liquidation events, Series

C-4 holders are entitled to an additional "Pull-Up Payment" of 2.5x the issue price, structured to return prior investments. Series C-4 shares vote on an as-converted basis and participate in shared director election rights.

Investor Agreements

As part of our reorganization in 2023, we assumed the investor related agreements of our subsidiary when its shares were exchanged for ours. Those agreements give our preferred stockholders certain rights relating to, among others, voting, information rights, board rights, and transfer rights. The agreements are included as exhibits to the Form C and should be carefully reviewed by potential investors before purchasing Shares.

Dividends

We have not paid dividends on Shares to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Because Series B common stock is non-voting, investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

Additional issuances of securities

Following your investment in the Company, the Company may sell equity securities to additional investors, which could dilute the percentage interest of the investor in the Company. The investors will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company with no voting rights, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering, which could dilute investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional interests. In other words, when the Company issues more interests, the percentage of the Company that an investors own will go down, even though the value of the company may go up. Investors could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The issuance of Bonus Shares may dilute investors not receiving an equal or greater amount of Bonus Shares.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors,

like you, the new investors typically may pay a larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering, primarily basing it upon the projected revenue, comparative company valuations and the last priced round of the Company. We cannot guarantee that the Share price is an accurate reflection of their value.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Options, Shares, Convertible Notes, Warrants

As of June 30, 2025, the Company had the following warrants and options outstanding:

5,809,962 warrants to purchase common stock
40,827 warrants to purchase Series A preferred stock
10,963 warrants to purchase Series B preferred stock
13,667,416 restricted stock units and options to purchase common stock issued under equity incentive plans

The exercise of the foregoing warrants and options will cause investors to experience dilution. See the notes to our financial statements for more details regarding these securities.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities. All Shares will be issued electronically in book entry form.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations

Fiscal year ended June 30, 2025 compared to fiscal year ended June 30, 2024

Revenues decreased from $91,093,000 in 2024 to $90,342,000 in 2025. The decrease was primarily attributable to our focus on profitability as opposed to simply revenue generation. Cost of goods sold decreased from $56,055,000 in 2024 to $54,206,000 in 2025. The decrease was primarily due to the decrease in revenues and also better negotiated rates with venders.

Payroll and related expenses increased from $11,686,000 in 2024 to $12,034,000 in 2025 due to shifting certain contract workers to full-time employees. This was also the reason for the decrease in General and administrative expenses. General and administrative expenses decreased from $9,644,000 in 2024 to $8,434,000.

Net operating loss decreased from $6,518,000 in 2024 to $5,127,000 in 2025. The decrease was primarily driven by our focus on improving profitability.

We believe the historical results and cash flows shown in our financial are representative of what investors should expect in the future, except that we expect both capital expenses, operating expenses, and revenues to continue to grow in the near future as we open new retail locations and expand our omnichannel platform.

Liquidity and Capital Resources

The financial statements included as Exhibit E in this Form C have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. We have determined that there is substantial doubt in our ability to continue as a going concern within twelve months following the issuance of our consolidated financial statements. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The substantial doubt regarding our ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

As of June 30, 2025, the Company had $5,012,000 cash and cash equivalents on hand and $37,650,000 in liabilities. It had cash and cash equivalents on hand of $5,210,041as of December 31, 2025. We are reliant on proceeds from this offering or other offerings to continue expansion into an omnichannel platform.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations, long-term obligations as they come due and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations, raising additional funds from the private sources and/or debt financing and future operations. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going

concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Indebtedness

The Company, as of June 30, 2025, had $18,259,000 in liabilities, consisting of the following:

Lender	Date	Principal	Balance	Interest Rate	Maturity
Wavemaker Partners III, L.P.	12/31/2018	$154,000	$154,000	4%	On demand
CrowdOut Capital LLC*	6/16/2023	$17,000,000	$18,105,000	14.75%	6/16/2027
Total		**$17,154,000**	**$18,259,000**		

*See Note 5 to the financial statements for details on this loan, including a recent waiver of default and milestones we must meet to avoid future default, which milestones include raising certain sums by set dates.

Trends

Since our business is subject to consumer spending trends, we are exposed to risks associated with weak or uncertain U.S. or international economic conditions and disruptions in the financial markets. At present, the global economy continues to be challenging. Economic downturns, higher interest rates and inflation or other uncertainty about the strength of the global economy, or economic conditions in the U.S., and caution on the part of customers, can influence the demand for our products. In addition, market conditions can be and have been adversely affected by natural and human disruptions, such as natural disasters, public health crises, severe weather events, military conflict or civil unrest. Consumers of our product offerings could respond to weak economic and financial conditions by reducing their spending, which includes discretionary components (such as spending on our products) that are easier to reduce in the short term than other expenses.

Previous Offerings of Securities

In the past 36 months, we issued 142,500 options to purchase our common stock to employees. All of the foregoing offerings relied upon Section 4(a)(2) and/or Rule 701.

Transactions with Related Persons

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company's transactions with related parties consist of consulting fees with one of the Company's nonemployee cofounders and flowers purchases from a farm affiliated with the cofounder.

Transactions with related parties during the years end June 30, 2025 and 2024, were as follows:

	2025	2024
Purchases of flowers—net	$ 912	$ 1,172
Consulting fees	319	444

Balances due from/due to related parties as of June 30, 2025 and 2024, were as follows:

	2025	2024
Promissory note due from cofounder	$ 1,082	$ 1,061
Accounts payable and accrued expenses	$ 227	$ 242

Each of our listed officers and directors has an agreement with the Company, approved by the Board, for his/her compensation.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document, which is either an Exhibit to this Form C or which will be made available to investors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C, including its Exhibits. The Company's representatives will be available via a comments section on our investment portal to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.bouqs.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Updates

Updates on the status of this Offering will be filed with the SEC or may otherwise be found at: https://www.invest.bouqs.com if elected by the Company in lieu of making such filings.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Certificate of Incorporation, as amended
Exhibit C	Bylaws
Exhibit D	Subscription Agreement
Exhibit E	Audited Financial Statements
Exhibit F	Video Transcripts and Screenshots of Landing Page and FAQ
Exhibit G	Contract with DealMaker
Exhibit H	Escrow Agreement
Exhibit I	Investor Presentation
Exhibit J	Investors' Rights Agreement
Exhibit K	Amended and Restated Right of First Refusal and Co-Sale Agreement
Exhibit L	Amended and Restated Voting Agreement

EXHIBIT B

Certificate of Incorporation, as amended



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "THE BOUQS HOLDING COMPANY", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF DECEMBER, A.D. 2025, AT 5:18 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7676397 8100
SR# 20254880971

Authentication: 205642472
Date: 12-16-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:18 PM 12/15/2025
FILED 05:18 PM 12/15/2025
SR 20254880971 - File Number 7676397

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE BOUQS HOLDING COMPANY

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

The Bouqs Holding Company, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is The Bouqs Holding Company. This corporation was originally incorporated pursuant to the General Corporation Law on September 14, 2023 under the name The Bouqs Holding Company.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is The Bouqs Holding Company (the "**Corporation**")

SECOND: The address of the Corporation's registered office in the State of Delaware is 108 West 13th Street, City of Wilmington, 19801, County of New Castle. The name of the registered agent at such address is Business Filings Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 127,290,144 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), of which (A) 123,900,000 shares are designated as "**Series A Common Stock**" and (B) 3,390,144 shares are designated as "**Series B Common Stock**" and (ii) 87,905,144 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**"), of which (A) 1,216,212 shares shall be designated "**Series AA Preferred Stock**", (B) 19,570,287 shares shall be designated "**Series A Preferred Stock**", (C) 10,589,774 shares shall be designated "**Series B Preferred Stock**", (D) 21,665,160 shares shall be designated "**Series C Preferred Stock**", (E) 11,898,122 shares shall be designated "**Series C-1 Preferred Stock**", (F) 17,139,740 shares

shall be designated "**Series C-2 Preferred Stock**", (G) 3,906,599 shares shall be designated "**Series C-3 Preferred Stock**," and (H) 1,919,250 shares shall be designated "**Series C-4 Preferred Stock**". The Series AA Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock are collectively referred to herein as the "**Existing Preferred**".

Effective upon the filing of this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**") with the Secretary of State of the State of Delaware (the "**Effective Time**"), and without any further action by the holders of such shares, each share or fraction of a share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time shall, subject to the next sentence, be reclassified as, and shall become, one fully paid and nonassessable whole share of Series A Common Stock (the "**Reclassification**"). The number of shares of Series A Common Stock issuable to each holder of Common Stock as a result of the Reclassification shall be the nearest whole share of Series A Common Stock after aggregating all fractional interests in shares of Series A Common Stock that would otherwise be issuable to such holder with respect to such holder's Common Stock as a result of the Reclassification. For the avoidance of doubt, no fractional interests in shares of Series A Common Stock shall be created or issuable as a result of the Reclassification. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Series A Common Stock into which the shares or fractions of a share of Common Stock formerly represented by such certificate shall have been reclassified; provided, however, that each person of record holding a certificate that represented shares or fractions of a share of Common Stock that were issued and outstanding prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Series A Common Stock into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation. Unless otherwise indicated, references to "Sections" or "Subsections" in this Article refer to sections and subsections of this Article Fourth.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Series A Common Stock Voting. The holders of the Series A Common Stock are entitled to one (1) vote for each share of Series A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Series A Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated

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Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Series A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   Series B Common Stock Voting. Except as otherwise required by law, shares of Series B Common Stock shall be non-voting; provided, however that so long as any shares of Series B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Series B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Series B Common Stock at a meeting of the holders of Series B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Restated Certificate or Bylaws of the Corporation (the "**Bylaws**") so as to adversely affect (disproportionately relative to the Series A Common Stock) the preferences, rights or powers of the Series B Common Stock. There shall be no cumulative voting. The number of authorized shares of Series B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends. The holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock shall be entitled to receive dividends (on a *pari passu* basis), out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Series AA Preferred Stock or Common Stock of this Corporation, at the Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"). Such dividends shall not be cumulative. The holders of the outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Series A Preferred Stock, Series B Preferred Stock

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Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, voting together as single class on an as-converted to Series A Common Stock basis. For purposes of this Section 1, "**Dividend Rate**" shall mean $0.0309 per annum for each share of Series A Preferred Stock, $0.0639 per annum for each share of Series B Preferred Stock, $0.0777 per annum for each share of Series C Preferred Stock, $0.0815 per annum for each share of Series C-1 Preferred Stock, $0.0864 per annum for each share of Series C-2 Preferred Stock, $0.0904 per annum for each share of Series C-3 Preferred Stock and $0.0885 per annum for each share of Series C-4 Preferred Stock (in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like occurring after the date of filing of this Restated Certificate).

After payment of such dividends to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Series A Common Stock at the then effective conversion rate.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1.   Payments to Holders of Series C-4 Preferred Stock.

2.1.1. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C-4 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of the Series C-3 Preferred Stock, the Existing Preferred and the Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) two times the Series C-4 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series C-4 Preferred Stock been converted into Series A Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up. If, upon the occurrence of such event, the assets of the Corporation thus distributed among the holders of the Series C-4 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C-4 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Subsection 2.1.1. The amount which a holder of a share of Series C-4 Preferred Stock is entitled to receive under this Subsection 2.1.1 is hereinafter referred to as the "**Series C-4 Liquidation Amount**".

2.1.2. In the event that the Corporation consummates a Deemed Liquidation Event (as defined below), the holders of shares of Series C-4 Preferred Stock then outstanding shall be entitled to, from and after payment in full of the Series C-4 Liquidation Amount and the Series C-3 Liquidation Amount (as defined below) but before any payment shall be made to the holders of the Existing Preferred and the Common Stock by reason of their

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ownership thereof a cash payment in an amount per share of Series C-4 Preferred Stock equal to two and one-half times the Series C-4 Original Issue Price, plus any dividends per share of Series C-4 Preferred Stock declared but unpaid thereon. The amount which a holder of a share of Series C-4 Preferred Stock is entitled to receive under this Subsection 2.1.2 is hereinafter referred to as the "**Series C-4 Preferred Pull-Up Payment**."

2.1.3. Notwithstanding anything to the contrary contained herein, the Series C-4 Preferred Pull-Up Payment shall be payable as follows: (i) first, to the applicable holder of Series C-4 Preferred Stock up to an aggregate amount equal to the prior dollar investment (if any) in Preferred Stock held by such holder or, if applicable, by its Designated Affiliates (as defined in the Notes) or, in the case of Beverly Pacific Fund IV, LLC, by Beverly Pacific Fund II, LLC (but in any event no greater amount than the total value of the Series C-4 Liquidation Amount); and (ii) second, (a) in the event such holder is any of Beverly Pacific Fund IV, LLC, Justin Hoertling, Alliance Holdco LLC or New Growth Partners LLC (collectively, the "**Aliment Affiliates**"), to Pontifax Global Food and Agriculture Technology Fund, LLC ("**Aliment Capital**") in an amount equal to the remainder of the Series C-4 Liquidation Amount to which the Aliment Affiliates are entitled (if any) and (b) in the event such holder is David Wald, OurCrowd (Investment in TheBouqs) L.P., Nfluence Capital, LLC or Anselm Adams (collectively the "**Rights Offering Holders**"), in an amount equal the remainder of the Series C-4 Liquidation Amount to each of the Rights Offering Holders are entitled (if any). For the avoidance of doubt, payment of the Series C-4 Preferred Pull-Up Payment, if any, shall be treated as a return on any prior investment as of the date hereof in Preferred Stock by such holder or Aliment Capital, as applicable, and shall reduce the amount payable to such holder or Aliment Capital, as applicable, for such shares of Existing Preferred and/or Series C-3 Preferred Stock on a dollar-for-dollar basis beginning with the most junior series of Preferred Stock held by such holder or Aliment Capital, as applicable. In calculating the amount of the Series C-4 Preferred Pull-Up Payment, each such holder and their Designated Affiliates, and Aliment Capital and their permitted transferees of their Preferred Stock ("**Aliment Transferees**"), each may elect to treat all prior equity investments in the Corporation held by any of them collectively and then allocate the Series C-4 Preferred Pull-Up Payment among them in proportion to the total dollar value of their respective shares of Series C-4 Preferred Stock, in which case the Series C-4 Preferred Pull-Up Payment made will be treated as a return on the applicable prior investment in Preferred Stock regardless of which holder of shares of Series C-4 Preferred Stock or such holder's Designated Affiliates, or Aliment Capital or the Aliment Transferees, as applicable, holds such shares of Preferred Stock.

2.2.   Payments to Holders of Series C-3 Preferred Stock. Upon completion of the distribution required by Subsection 2.1 but prior to the Series C-4 Preferred Pull-Up Payment, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C-3 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of the Existing Preferred and the Common Stock by reason of their ownership thereof, an amount per share equal to the greater of the Series C-3 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series C-3 Preferred Stock been converted into Series A Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up. If, upon the occurrence of such event, the assets of the Corporation thus distributed among the holders of the Series C-3 Preferred Stock shall be insufficient to permit the payment to

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such holders of the full aforesaid preferential amounts, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C-3 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Subsection 2.2. The amount which a holder of a share of Series C-3 Preferred Stock is entitled to receive under this Subsection 2.2 is hereinafter referred to as the **"Series C-3 Liquidation Amount"**.

        2.3.   Payments to Holders of Existing Preferred. Upon completion of the distribution required by Subsection 2.1 and Subsection 2.2, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Existing Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price (as defined below) for such series of Existing Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Existing Preferred been converted into Series A Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up; provided, that any amount of the Series C-4 Preferred Pull-Up Payment paid to any holder of shares of the Existing Preferred shall count towards such holder's Liquidation Amount (as defined below). If, upon the occurrence of such event, the assets of the Corporation thus distributed among the holders of the Existing Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Existing Preferred in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Subsection 2.3. The amount which a holder of a share of Existing Preferred is entitled to receive under this Subsection 2.3 is hereinafter referred to collectively with the Series C-3 Liquidation Amount, the Series C-4 Liquidation Amount as the **"Liquidation Amount."** The **"Series AA Original Issue Price"** shall mean $0.493 per share for each share of Series AA Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The **"Series A Original Issue Price"** shall mean $0.440883 per share for each share of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The **"Series B Original Issue Price"** shall mean $0.9122 per share for each share of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The **"Series C Original Issue Price"** shall mean $1.1098 per share for each share of Series C Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The **"Series C-1 Original Issue Price"** shall mean $1.1647 per share for each share of Series C-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The **"Series C-2 Original Issue Price"** shall mean $1.2336 per share for each share of Series C-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The **"Series C-3 Original Issue Price"** shall mean $1.2914 per share for each share of Series C-3 Preferred Stock (subject to appropriate

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adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). The "**Series C-4 Original Issue Price**" shall mean $1.26436 per share for each share of Series C-4 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate). Each of the Series C-4 Original Issue Price, the Series C-3 Original Issue Price, the Series C-2 Original Issue Price, the Series C-1 Original Issue Price, the Series C Original Issue Price, the Series B Original Issue Price, Series A Original Issue Price and the Series AA Original Issue Price shall be referred to herein as an "**Original Issue Price.**"

        2.4.   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

        2.5.   Deemed Liquidation Events.

        2.5.1.   The following events shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Restated Certificate, unless the holders of a majority of the outstanding shares of Preferred Stock (voting as a separate class on an as-converted to Series A Common Stock basis) elect otherwise by written notice given to the Corporation at least ten (10) days prior to the effective date of any such event (any such event, unless such an election is made, is referred to herein as a "**Deemed Liquidation Event**"):

        (a)   a merger or consolidation in which

        (i)   the Corporation is a constituent party; or

        (ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 2.5.1, all shares of Series A Common Stock and Series B Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares

of Series A Common Stock or Series B Common Stock, as applicable, are converted or exchanged); or

(b)　　the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.5.2. Effecting a Deemed Liquidation Event.

(a)　　The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event pursuant to Subsection 2.5.1(a) above unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2, 2.3 and 2.4 above.

(b)　　In the event of the consummation of a Deemed Liquidation Event pursuant to Subsection 2.5.1(a)(ii) or 2.5.1(b) above, if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall deliver a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the consummation of the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of a majority of the then outstanding shares of Preferred Stock (voting as a separate class on an as-converted to Series A Common Stock basis) so request in a written instrument delivered to the Corporation not later than one hundred five (105) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation from such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors) (the "**Net Proceeds**"), to the extent legally available therefor, on the one hundred twentieth (120th) day after the consummation of such Deemed Liquidation Event (the "**Liquidation Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount applicable to such series. In the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, or if the Corporation does not have sufficient lawfully available funds to effect such redemption, the Corporation shall redeem shares of Preferred Stock to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, and, where such redemption is limited by the amount of lawfully available funds, the Corporation shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor, so that such redemptions result in allocation of such Net Proceeds in a manner consistent with the provisions of Subsection 2.1, 2.2, 2.3 and 2.4. Prior to the distribution or redemption provided for in this Subsection 2.5.2, the Corporation shall not expend or dissipate the consideration received from such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.5.3. <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.5.4. <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to <u>Subsection 2.5.1</u>, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies (any such consideration, "**Additional Consideration**"), the applicable acquisition agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Subsections 2.1</u>, <u>2.2</u>, <u>2.3</u> and <u>2.4</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Subsections 2.1</u>, <u>2.2</u>, <u>2.3</u> and <u>2.4</u> after taking into account the previous payment of the Initial Consideration as part of the same transaction. For purposes of this <u>Subsection 2.5.4</u>, consideration placed into escrow or retained as holdback to be available for the satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

2.5.5. <u>Notice</u>. The In the event that the Corporation consummates a Deemed Liquidation Event, the Corporation shall give all holders of Series C-4 Preferred Stock at least five (5) days advance written notice of the Deemed Liquidation Event.

3. <u>Voting</u>.

3.1. <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Series A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Series A Common Stock as a single class on an as-converted to Series A Common Stock basis.

3.2. <u>Election of Directors</u>.

3.2.1. <u>Number of Directors and Vacancies</u>. The holders of record of shares of Series A Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"), the holders of record of shares of Series C Preferred Stock, exclusively and voting together as a single class shall be entitled to elect one (1) director of the Corporation (the "**Series C Director**"), the holders of record of shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock, the Series C-3 Preferred Stock and

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Series C-4 Preferred Stock, voting together as a single class on an as-converted to Series A Common Stock basis, shall be entitled to elect one (1) director of the Corporation (the "**Series C-1/C-2/C-3/C-4 Director**"), the holders of record of the shares of Preferred Stock, exclusively and voting together as a single class (on an as-converted to Series A Common Stock basis), shall be entitled to elect one (1) director of the Corporation (the "**Preferred Stock Director**" and, together with the Series A Director, the Series C Director and the Series C-1/C-2/C-3/C-4 Director, the "**Preferred Directors**"), and the holders of record of the shares of Series A Common Stock, exclusively and voting together as a single class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, Series C-4 Preferred Stock or Series A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, Series C-4 Preferred Stock or Series A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. Notwithstanding the preceding sentence or the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships (e.g., the Series C-1/C-2/C-3/C-4 Director) resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. The holders of record of the shares of Series A Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Series A Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.2.2. Deadlocked Matters. Each director of the Corporation shall be entitled to one vote on each matter presented to the Board of Directors. If at any time (i) the total number of directors constituting the entire Board of Directors is an even number, (ii) there is an even number of directors then serving in office or (iii) the vote of the Board of Directors with respect to a matter is tied (a "**Deadlocked Matter**"), a subcommittee of the Board of Directors (the "**Tie-Breaking Subcommittee**"), comprised of (a) the Common Director then-serving as the Chief Executive Officer of the Corporation, (b) the Series A Director and (c) either the Series C Director or the Series C-1/C-2/C-3/C-4 Director, shall have tie-breaking voting powers, such that a majority of the Tie-Breaking Subcommittee (i.e., 2/3) shall decide and resolve a Deadlocked Matter; provided, however, that with respect to any vote in which one member of the Tie-Breaking Subcommittee is not disinterested, the Deadlocked Matter must be approved by a unanimous vote of the other two members of the subcommittee; provided further that with respect any vote in which two or more members of the Tie-Breaking Subcommittee are not disinterested, the Deadlocked Matter must be approved by an absolute majority of the directors of the Corporation, or such other plurality vote of the Board of Directors required to approve such action pursuant to this Restated Certificate and the Bylaws.

3.3. Preferred Stock Protective Provisions. At any time when at least 3,000,000 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class and on an as-converted to Series A Common Stock basis, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio,* and of no force or effect:

(a) amend, alter or repeal any provision of this Restated Certificate or the Bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock or Series C-4 Preferred Stock, or take any other action that would alter or change the rights, preferences or privileges of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock or Series C-4 Preferred Stock so as to materially and adversely affect such series of Preferred Stock;

(b) increase or decrease the number of authorized shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock or Series C-4 Preferred Stock;

(c) create, or authorize the creation of, or issue, or obligate itself to issue, any additional class or series of shares of stock (including by reclassification of, or amendment to, the rights and privileges of any other class or series of capital stock) unless the same ranks junior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred

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Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation and with respect to the payment of dividends, and redemption rights, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation and with respect to the payment of dividends, and redemption rights;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of stock other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Series A Common Stock or Series B Common Stock solely in the form of additional shares of Series A Common Stock or Series B Common Stock, respectively, or (iii) securities repurchased from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or upon exercise by the Corporation of any contractual right of first refusal;

(e) increase or decrease the authorized number of members of the Corporation's Board of Directors;

(f) create, or authorize the creation of, or issue, or authorize the issuance of, any debt security, or incur any indebtedness, or permit any subsidiary to take any such action with respect to any such debt security or indebtedness (including any guarantee of indebtedness and the grant of any lien or pledge to secure any indebtedness), other than equipment leases, bank lines of credit, general trade debt or debt otherwise incurred in the ordinary course of business of the Corporation provided such debt (A) is approved by the Board of Directors or (B) does not exceed $500,000 in the aggregate;

(g) undertake any action or series of related transactions involving the Corporation and any director, officer, employee or consultant of the Corporation or any relative thereof or any other affiliate thereof outside the ordinary course of business, unless such action or transaction is approved by the Board of Directors (including a majority of the disinterested directors of the Corporation);

(h) enter into any letter of intent or definitive agreement for the acquisition, investment or loan to any business, product line or entity unless approved by the Board of Directors; or

(i) form any subsidiary, joint venture or similar business entity and make any loans to such entity unless approved by the Board of Directors.

3.4. <u>Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock Protective Provisions</u>. At any

time when at least 2,000,000 shares of Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and/or Series C-4 Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class on an as-converted to Series A Common Stock basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a)   amend <u>Section 3.3</u>, <u>3.4</u> or <u>3.5</u> in a manner that adversely effects the rights of the holders of the Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and/or Series C-4 Preferred Stock; or

(b)   take any action that would alter or change any other rights, preferences or privileges that are specific to the Series C Preferred Stock, the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, Series C-3 Preferred Stock and/or the Series C-4 Preferred Stock so as to materially and adversely affect such series of Preferred Stock.

3.5.   <u>Certain Protective Provisions</u>. At any time when at least 2,000,000 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization occurring after the date of filing of this Restated Certificate), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, liquidate, dissolve or wind up the business and affairs of the Corporation or consummate a Deemed Liquidation Event without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Series A Common Stock basis.

4.   <u>Optional Conversion</u>. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1.   <u>Right to Convert</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Series A Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series in effect at the time of conversion. The "**Conversion Price**" per share for each series of Preferred Stock shall, as of the filing of this Restated Certificate, be equal to the Original Issue Price of such series. The initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Series A Common Stock, shall be subject to adjustment as provided below.

4.2.   <u>Fractional Shares</u>. No fractional shares of Series A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder

13

would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Series A Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is holding at the time converting into Series A Common Stock and the aggregate number of shares of Series A Common Stock issuable upon such conversion.

      4.3.   Mechanics of Conversion.

      4.3.1.   Notice of Conversion. In order for a holder of shares of Preferred Stock to voluntarily convert such shares of Preferred Stock into shares of Series A Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Series A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Series A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver at such office to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Series A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate(s) that were not converted into Series A Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Series A Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

      4.3.2.   Reservation of Shares. The Corporation shall at all times when any shares of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Series A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Series A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Series A Common Stock to such number of shares as shall be sufficient for such purposes, including,

ACTIVE/203459470.2

without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Series A Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Series A Common Stock at such adjusted Conversion Price.

4.3.3. <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Series A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Series A Common Stock delivered upon conversion.

4.3.5. <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Series A Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Series A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4. <u>Adjustments to Conversion Price for Diluting Issues</u>.

4.4.1. <u>Special Definitions</u>. For purposes of this <u>Section 4</u>, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Series A Common Stock, Series B Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series B Common Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Series A Common Stock or Series B Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Series A Common Stock and Series B Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Series A Common Stock and Series B Common Stock and (2) shares of Series A Common Stock and Series B Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Series A Common Stock or Series B Common Stock issued or deemed to be issued as upon conversion of or as a dividend or distribution on the Preferred Stock;

(ii)   shares of Series A Common Stock or Series B Common Stock issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Series A Common Stock or Series B Common Stock that is covered by Sections 4.5 or 4.6 below;

(iii)   shares of Series A Common Stock or Series B Common Stock or Options issued or deemed to be issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv)   shares of Series A Common Stock or Series B Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Series A Common Stock or Series B Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Series A Common Stock or Series B Common Stock issued in a Qualified IPO;

(vi)   shares of Series A Common Stock or Series B Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(vii)   shares of Series A Common Stock or Series B Common Stock, Options or Convertible Securities issued to banks or equipment lessors or other financial institutions, or

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to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(viii)   shares of Series A Common Stock or Series B Common Stock, Options or Convertible Securities issued in connection with a business relationship for (A) joint ventures, technology licensing or development activities, (B) distribution, supply or manufacturing agreements, or (C) other arrangements involving corporate partners, in each case so long as such issuance is primarily for purposes other than financing purposes and is approved by the Board of Directors; or

(ix)   any other securities designated as Exempted Securities by the affirmative vote of at least a majority of the then-outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, voting as a single class on an as-converted to Series A Common Stock basis;

provided that, with respect to clauses (vii) and (viii), the aggregate number of Additional Shares of Common Stock issued pursuant thereto during any twelve (12) month period shall not exceed five percent (5%) of the number of shares of Common Stock outstanding at the end of such twelve (12) month period (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue).

4.4.2. <u>No Adjustment of Conversion Price</u>. No adjustment in the Conversion Price for a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if: (a) the consideration per share (determined pursuant to <u>Subsection 4.4.5</u>) for such Additional Shares of Common Stock issued or deemed to be issued by the Corporation is equal to or greater than the Conversion Price in effect for such series immediately prior to the issuance or deemed issuance of such Additional Shares of Common Stock, or (b) the Corporation receives written notice from (i) with respect to the Conversion Price for the Series A Preferred Stock, the holders of a majority of the then outstanding shares of Series A Preferred Stock, (ii) with respect to the Conversion Price for the Series AA Preferred Stock, the holders of a majority of the then outstanding shares of Series AA Preferred Stock (iii) with respect to the Conversion Price for the Series B Preferred Stock, the holders of a majority of the then outstanding shares of Series B Preferred Stock, (iv) with respect to the Conversion Price for the Series C Preferred Stock, the holders of a majority of the then outstanding shares of Series C Preferred Stock, (v) with respect to the Conversion Price for the Series C-1 Preferred Stock, the holders of a majority of the then outstanding shares of Series C-1 Preferred Stock, (vi) with respect to the Conversion Price for the Series C-2 Preferred Stock, the holders of

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a majority of the then outstanding shares of Series C-2 Preferred Stock, (vii) with respect to the Conversion Price for the Series C-3 Preferred Stock, the holders of a majority of the then outstanding shares of Series C-3 Preferred Stock and (viii) with respect to the Conversion Price for the Series C-4 Preferred Stock, the holders of a majority of the then outstanding shares of Series C-4 Preferred Stock, in each case agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Series A Common Stock or Series B Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 below, are revised (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Series A Common Stock or Series B Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price on the original adjustment date, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock relating to such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which, upon exercise, conversion or exchange thereof, would entitle the holder thereof to receive Exempted Securities, other than Exempted Securities covered by clause (iv) of Subsection 4.4.1(d)), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 below (either because

the consideration per share (determined pursuant to Subsection 4.4.5 hereof) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase in the number of shares of Series A Common Stock or Series B Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4 below, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Series A Common Stock or Series B Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Series A Common Stock or Series B Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4.   Adjustment of the Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price for a series of Preferred Stock in effect immediately prior to such issue, then the Conversion Price for such series shall be reduced,

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concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

        (a) CP_2 shall mean the Conversion Price for a series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

        (b) CP_1 shall mean the Conversion Price for a series of Preferred Stock in effect immediately prior to such issue of Additional Shares of Common Stock;

        (c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue, but excluding any additional shares of Common Stock issuable with respect to such Options or Convertible Securities solely as a result of such adjustment);

        (d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

        (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

        4.4.5. <u>Determination of Consideration</u>. For purposes of this <u>Subsection 4.4</u>, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

        (a)   <u>Cash and Property</u>: Such consideration shall:

        (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

        (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

        (iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be

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the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Series A Common Stock or Series B Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6.   Multiple Closing Dates. In the event the Corporation shall issue on more than one (1) date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 above, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price of a series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5.   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Series A Common Stock, the Conversion Price of a series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Series A Common Stock issuable on conversion of each share of such series shall be increased in

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proportion to such increase in the aggregate number of shares of Series A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Series A Common Stock, the Conversion Price of a series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Series A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Series A Common Stock outstanding. Any adjustment under this Subsection 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective. If the Corporation shall at any time or from time to time after the Original Issue Date (i) effect a subdivision or combination of the outstanding Series A Common Stock with a comparable subdivision or combination, as applicable, of a Preferred Stock or (ii) effect a subdivision or combination of the outstanding shares of a Preferred Stock with a comparable subdivision or combination, as applicable, of the Series A Common Stock, then in each case, no adjustment shall be made to the Conversion Price.

4.6.   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Series A Common Stock entitled to receive, a dividend or other distribution payable on the Series A Common Stock in additional shares of Series A Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Series A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Series A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Series A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Subsection 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Series A Common Stock in a number equal to the number of shares of Series A Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Series A Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Preferred Stock which are convertible, as of the date of such event, into such number of shares of Series A Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Series A Common Stock on the date of such event.

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4.7.   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Series A Common Stock in respect of outstanding shares of Series A Common Stock or shares of Series B Common Stock in respect of outstanding shares of Series B Common Stock) or in other property and the provisions of Subsection 4.6 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Series A Common Stock on the date of such event.

4.8.   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Series A Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Series A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Series A Common Stock issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the shares of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the shares of Preferred Stock.

4.9.   [Reserved]

4.10.   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of shares of a Preferred Stock (but in any event not later than fifteen (15) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Series A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of shares of Preferred Stock.

4.11. Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Series A Common Stock (or other stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other right; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Series A Common Stock of the Corporation (other than the Reclassification), or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Series A Common Stock (or such other stock or securities at the time issuable upon the conversion of shares of Preferred Stock) shall be entitled to exchange their shares of Series A Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to shares of Preferred Stock and the Series A Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice. Any notice required by the provisions hereof to be given to a holder of shares of Preferred Stock shall be deemed given to such holder if deposited in the United States mail, postage prepaid, and addressed to such holder at his, her or its address appearing on the books of the Corporation.

In the event the notice requirements of this section are not complied with or waived, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in this section.

5.   Mandatory Conversion.

5.1.   Trigger Events. Upon the earlier of (A) immediately prior to (but contingent upon) the closing of the sale of shares of Series A Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share of Series A Common Stock equal to at least four (4) times the Series C-4 Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) resulting in at least Forty Million Dollars ($40,000,000) of gross proceeds to the Corporation (a "**Qualified IPO**") or (B)

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the date, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted to Series A Common Stock basis) (the date of such closing or such vote or written consent is referred to herein as the "**Mandatory Conversion Date**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Series A Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2. <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be given written notice by the Corporation of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 5</u>. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. Such notice shall be sent to each record holder of Preferred Stock in accordance with <u>Section 8</u> below. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Series A Common Stock to which such holder is entitled pursuant to this <u>Section 5</u>. On the Mandatory Conversion Date, all outstanding shares of Preferred Stock shall be deemed to have been converted into shares of Series A Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to shares of such Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Series A Common Stock), will terminate, notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time, except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive certificates for the number of shares of Series A Common Stock into which shares of Preferred Stock have been converted, cash as provided in <u>Subsection 4.2</u> in respect of any fraction of a share of Series A Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends thereon. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Date and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for shares of Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her or its written order, to such holder's nominee, a certificate or certificates for the number of full shares of Series A Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in <u>Subsection 4.2</u> in respect of any fraction of a share of Series A Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends thereon. All certificates evidencing shares of Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the Mandatory Conversion Date, be deemed to have been retired and cancelled and the shares of Preferred Stock represented thereby converted into Series A Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. Such converted shares of Preferred Stock may not be reissued as shares of such series, and the Corporation may thereafter take such

25

appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redemption. The Preferred Stock is not mandatorily redeemable.

7.   Waiver. Unless otherwise expressly set forth herein, (i) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding, voting as a single class on an as-converted to Series A Common Stock basis; and (ii) any of the rights, powers, preferences and other terms that are specific to any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding, voting as a separate class.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation

with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: Subject to any additional vote required by this Restated Certificate, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee or advisor of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or this Restated Certificate or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

FOURTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Series A Common Stock or Series B Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such

repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3: That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4: That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 15th day of December, 2025.

By: /s/Kimberly Tobman Kviatkovsky
Kimberly Tobman Kviatkovsky, Chief Executive Officer

EXHIBIT C

Bylaws

BYLAWS
OF
The Bouqs Holding Company
a Delaware Corporation
(the "Corporation")

ARTICLE I.
STOCKHOLDERS MEETINGS

    Section 1 Place of Meeting. Meetings of the Stockholders shall be held at the principal offices of the Corporation or at such place, within or without the State of Delaware, as may from time to time be designated for that purpose, by the Board.

    Section 2 Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by this Section 2, an annual meeting of the Stockholders for the election of directors shall be held on such date and at such time as may be designated, from time to time, by the Board. Stockholders may, unless the Certificate of Incorporation otherwise provides, act by written consent to elect directors; provided, however, that if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. If the annual meeting for the election of directors is not held on the date designated therefor or action by written consent to elect directors in lieu of an annual meeting has not been taken, the directors shall cause the meeting to be held as soon as is convenient. Any other proper business may be transacted at the annual meeting.

    Section 3 Special Meetings. Special meetings of the Stockholders for any purpose or purposes may be called at any time by the Board, the Chairman of the Board or any two directors.

    Section 4 Notice of Meetings. Except as otherwise provided by the DGCL written notice of each meeting of the Stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days prior to the date upon which the meeting is to be held to each Stockholder entitled to vote at such meeting. Such notice shall be deemed delivered when deposited in the United States mail, postage prepaid, addressed to the Stockholder at such person's address as it appears on the stock records of the Corporation, or otherwise actually delivered to such address or such person. Such notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice may also be given to Stockholders by a form of electronic transmission in accordance with and subject to the provisions of Section 232 of the DGCL. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 5   Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of Stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, any meeting of the Stockholders may be adjourned from time to time by a majority of the votes represented either in person or by proxy, and no other business may be transacted at such meeting. The Stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 6   Adjourned Meeting. Any Stockholders' meeting, annual or special, whether or not a quorum is present, may be adjourned by vote of a majority of the shares present, either in person or by proxy. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

Section 7   Chairman of Meeting; Opening of Polls. Meetings of Stockholders shall be presided over by the person designated by the Board, or in the absence of such designation, by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, or in their absence by a chairman chosen at the meeting by the Stockholders. The Secretary shall act as secretary of the meeting, but in his absence, the chairman of the meeting may appoint any person to act as secretary of the meeting. The chairman of the meeting shall announce at each meeting of Stockholders the date and time of the opening of the polls for each matter upon which the Stockholders will vote.

Section 8   Proxies. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such person by proxy.

Section 9   Stockholder List. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Stockholder who is present.

Section 10   Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken, or that may be taken, at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be taken, shall have been signed by the holders of outstanding stock eligible to vote on such action, having not less than the minimum number of votes of each class of stock that would be necessary to authorize

2

or take such action at a meeting at which all shares of each class of stock entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of minutes of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each Stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of minutes of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

The Secretary shall give prompt notice of the taking of any corporate action without a meeting by less than unanimous written consent to those Stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in this Section 10.

Section 11   Inspectors of Election.   In advance of any meeting of the Stockholders, the Board shall appoint at least one person, other than nominees for office, as inspectors of election, to act at such meeting or any adjournment thereof. The number of such inspectors of election shall be one or three. In case any person appointed as inspector fails to appear or refuses to act, the vacancy shall be filled by appointment by the Board in advance of the meeting, or at the meeting by the chairman of the meeting.

The duties of each such inspector shall include: determining the number of shares outstanding and voting power of each; determining the shares represented at the meeting; determining the existence of a quorum; determining the authenticity, validity and effect of proxies; receiving votes, ballots or consents; hearing and determining all challenges and questions in any way arising in connection with the right to vote; retaining for a reasonable period the disposition of any challenges made to the inspector's determinations; counting and tabulating all votes; determining when the polls shall close; determining the result of any election; certifying the determination of the number of shares represented at the meeting, and the count of all votes and ballots; certifying any information considered in determining the validity and counting of proxies and ballots if that information is used for the purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the Stockholder holds of record; and performing such acts as may be proper to conduct the election or vote with fairness to all Stockholders.

An announcement shall be made at each meeting of the Stockholders by the chairman of the meeting of the date and time of the opening and closing of polls for each matter upon which the Stockholders will vote at the meeting. No ballot, proxies or votes, nor any revocations thereof

or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Delaware Court of Chancery upon application by a Stockholder shall determine otherwise.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, this Section 11 shall not apply to the Corporation if the Corporation does not have a class of voting stock that is:

(a)   listed on a national securities exchange;

(b)   authorized for quotation on an interdealer quotation system of a registered national securities association; or

(c)   held of record by more than 2,000 Stockholders.

Section 12   Record Date. In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If no record date is fixed:

(a)   The record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)   The record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed; and

(c)   The record date for determining Stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 13   Conduct of Meetings. The Board may adopt such rules and regulations for the conduct of meetings of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of any meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for

maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders of record, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for commencement thereof; (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 14   Exception to Requirements of Notice. No notice is required to be given to any Stockholder under the Certificate of Incorporation or these Bylaws if under Section 230 of the DGCL no such notice is required to be given.

Section 15   Matters Considered at Annual Meeting. At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the Stockholders, notice by the Stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, and (d) any material interest of the Stockholder in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section. The chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 16   Nominations for Director. Only persons who are nominated in accordance with the procedures set forth in this Section shall be eligible for election as Directors. Nominations of persons for election to the Board may be made at a meeting of Stockholders by or at the direction of the Board or by any Stockholder entitled to vote for the election of Directors at the meeting who complies with the notice procedures set forth in this Section. Such nominations, other than those made by or at the direction of the Board shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less

than 60 days nor more than 90 days prior to the meeting; <u>provided, however,</u> that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the Stockholders, notice by the Stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such Stockholder's notice shall set forth (i) as to each person whom the Stockholder proposes to nominate for election or re-election as a Director, (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of the Corporation which are beneficially owned by such person, and (d) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such persons' written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and (ii) as to the Stockholder giving the notice (a) the name and address, as they appear on the Corporation's books, of such Stockholder and (bi) the class and number of shares of the Corporation which are beneficially owned by such Stockholder. At the request of the Board any person nominated by the Board for election as a Director shall furnish to the Secretary of the Corporation that information required to be set forth in a Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a Director of the Corporation, other than for election to a vacant seat resulting from any resignation by a director or increase in the authorized number of directors, unless nominated in accordance with the procedures set forth in this Section. The chairman of the meeting shall, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by the Bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE II.
<u>BOARD OF DIRECTORS</u>

Section 1 <u>Powers</u>. The business and affairs of the Corporation shall be managed by, or under the direction of the Board, except as may be otherwise provided by the DGCL or in the Certificate of Incorporation or these Bylaws.

Section 2 <u>Number</u>. The Board shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board.

Section 3 <u>Vacancies</u>. Vacancies resulting from any resignation of a director or increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director or by the Stockholders entitled to vote at any annual or special meeting held in accordance with Article I, and the directors so chosen shall hold office until their successors are duly elected and qualified, or until their earlier resignation or removal.

Section 4 <u>Place of Meeting</u>. Unless otherwise provided in the Certificate of Incorporation, meetings, both regular and special, of the Board shall be held at the Corporation's principal executive offices, or at such other place or places, as the Board or the Chairman of the Board may from time to time determine.

Section 5   Regular Meetings. Immediately following each annual meeting of the Stockholders, the Board shall hold a regular meeting at the same place at which such Stockholders' meeting is held, or any other place as may be fixed from time to time by the Board or the Chairman of the Board. Notice of such meeting need not be given.

Other regular meetings of the Board shall be held without call at such time as the Board may from time to time determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day not a legal holiday. Notice of a regular meeting need not be given.

Section 6   Special Meetings. Except as otherwise provided in the Certificate of Incorporation, special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director or communicated to each director by telephone or mail or other form of recorded communication, charges prepaid, addressed to each director at that director's address as it is shown on the records of the Corporation or, if it is not so shown on such records or is not readily ascertainable, at that director's residence or usual place of business. In case such notice is mailed, it shall be deposited in the United States mail at least seven days prior to the time of the holding of the meeting.   In case such notice is delivered personally, by telephone or by written communication, it shall be delivered at least 48 hours before the time of the holding of the meeting. The notice shall state the time of the meeting, but need not specify the place of the meeting if the meeting is to be held at the principal executive office of the Corporation. The notice need not state the purpose of the meeting unless expressly provided otherwise by statute.

Section 7   Meetings by Communication Equipment. Members of the Board, or any committee designated by the Board, may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 8   Quorum and Manner of Acting. The presence of a majority of the total number of directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum is present. Notice of an adjourned meeting need not be given.

Section 9   Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 10   Compensation of Directors. The Board may fix the compensation of directors.

Section 11   Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent authorized by the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. The Board may remove any director from a committee with or without cause at any time.

ARTICLE III.
OFFICERS

Section 1   Officers. The Board may elect such officers with such titles as the Board deems advisable. Each officer shall have the powers and duties set forth in any resolution of the Board appointing such officer, and to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. Each such officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Subject to contractual obligations to the Corporation, any officer may resign at any time upon written notice to the Corporation. The Board may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. One person may hold any number of offices.

ARTICLE IV.
INDEMNIFICATION OF DIRECTORS,
OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1   Agents, Proceedings and Expenses. For the purposes of this Article IV, "agent" means any person who is or was a director, officer, employee or other agent of the Corporation, or is or was a director, officer, employee or other agent of the Corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" means any threatened, pending or complete action or proceeding, whether civil, criminal, administrative, or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Section 2 or Section 3 of this Article IV.

Section 2   Actions Other Than by the Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was

serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. Notwithstanding the foregoing or the other Sections in Article IV of these Bylaws, the Corporation shall indemnify and hold harmless any director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment). The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 3   Actions by the Corporation. The Corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 4   Successful Defense by Agent. To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 2 or 3 of this Article IV, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 5   Required Approval. Any indemnification under Sections 2 or 3 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of

conduct set forth in Sections 2 and 3 of this Article IV. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the members of the Board who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such disinterested directors designated by majority vote of such disinterested directors, even though less than a quorum, or (iii) if there are no such disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or (iv) by the affirmative vote of a majority of Stockholders.

Section 6   Advance of Expenses. The Corporation may, in its discretion, pay the expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it should ultimately be determined that the director or officer is not entitled to be indemnified by the Corporation as authorized in this Article IV or otherwise. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 7   Contractual Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this Article IV shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 8   Limitations. No indemnification or advance shall be made under this Article IV, except as provided in Section 4, in any circumstances where it appears:

(a)   That it would be inconsistent with a provision of the Certificate of Incorporation, a resolution of the Stockholders or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Section 9   Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article IV.

Section 10   Constituent Corporations.   For purposes of this Article IV, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IV with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 11   Definitions.   For purposes of this Article IV, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article IV.

ARTICLE V.
MISCELLANEOUS

Section 1   Inspection of Books and Records by Stockholders.   Any Stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its Stockholders, and its other books and records, and to make copies or extracts therefrom.   A proper purpose shall mean a purpose reasonably related to such person's interest as a Stockholder.   In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the Stockholder.   The demand under oath shall be directed to the Corporation at its registered office in the State of Delaware or at its principal place of business.

Section 2   Inspection of Books and Records by Directors.   Any director shall have the right to examine the Corporation's stock ledger, a list of its Stockholders and its other books and records for a purpose reasonably related to such person's position as a director.   Such right to examine the records and books of the Corporation shall include the right to make copies and extract therefrom.

Section 3   Checks, Drafts, Evidences of Indebtedness.   All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by the Board.   In the absence of such

determination, the Chief Executive Officer, the President, the Chief Operating Officer and the Chief Financial Officer shall have the authority to sign or endorse such instruments and documents.

Section 4   Corporate Contracts and Instruments; How Executed.   The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such person's authority may be general or confined to specific instances; and, unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or agreement or to pledge its credit or to render it liable for any purpose or for any amount. In the absence of specific resolution of the Board relating to the authority of officers to execute contracts generally, the Chief Executive Officer, the President, the Chief Operating Officer and the Chief Financial shall have the authority to execute contracts of the Corporation.

Section 5   Certificates for Shares.   The shares of the Corporation shall be represented by a certificate or shall be uncertified. Certificates shall be signed by, or in the name of the Corporation by, the Chairman or the President or a Vice-President, and by the Chief Financial Officer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation representing the number of shares owned by such person in the Corporation. Any or all of the signatures on the certificate may be a facsimile. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 219(a) of the DGCL or a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 6   Transfer of Shares.   Transfers of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the holder thereof, or by such person's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Corporation or a transfer agent of the Corporation, if any, and on surrender of the certificate or certificates for such shares properly endorsed. A person in whose name appears on

shares of stock and on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, and upon any transfer of shares of stock the person or persons into whose name or names such shares shall have been transferred, shall enjoy and bear all rights, privileges and obligations of holders of stock of the Corporation and as against the Corporation or any other person or persons. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled and issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation. The term "person" or "persons" wherever used herein shall be deemed to include any partnership, corporation, association or other entity. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary or to such transfer agent, shall be so expressed in the entry of transfer.

Section 7   Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 8   Representation of Shares of Other Corporations. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer or any person designated by any of such officers is authorized, in the absence of authorization by the Board, to vote on behalf of the Corporation any and all shares of any other corporation or corporations, foreign or domestic, for which the Corporation has the right to vote. The authority granted to these officers to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised by any of these officers in person or by any person authorized to do so by proxy duly executed by these officers.

Section 9   Construction and Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular. In addition, as used in these Bylaws, the following terms have the meanings set forth below:

"Board" means the Board of Directors of the Corporation.

"DGCL" means the General Corporation Law of Delaware, as the same may from time to time be amended.

"Stockholders" means the stockholders of the Corporation.

Section 12   Amendments to Bylaws. Unless otherwise provided in the Certificate of Incorporation, these Bylaws may be altered or repealed, and new Bylaws made, by the Board, but the Stockholders may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

Section 13   Conformance to the Law. In the event that it is determined that these Bylaws, as now written or as amended, conflict with the DGCL, or any other applicable law, as now enforced or as amended, these Bylaws shall be deemed amended, without action of the Board or the Stockholders, to conform with such law. Such amendment to be so interpreted as to bring these Bylaws within minimum compliance. For purposes of this section, "amendment" shall include a repeal of, or a change in interpretation of, the relevant compendium.

Section 14   Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 15   Dividends; Surplus. Subject to the provisions of the Certificate of Incorporation and any restrictions imposed by statute, the Board may declare dividends out of the net assets of the Corporation in excess of its capital or, in case there shall be no such excess, out of the net profits of the Corporation for the fiscal year then current and/or the preceding fiscal year, or out of any funds at the time legally available for the declaration of dividends (hereinafter referred to as "surplus or net profits") whenever, and in such amounts as, in its sole discretion, the conditions and affairs of the Corporation shall render advisable. The Board in its sole discretion may, in accordance with law, from time to time set aside from surplus or net profits such sum or sums as it may think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for the purpose of maintaining or increasing the property or business of the Corporation, or for any other purpose as it may think conducive to the best interests of the Corporation.

Section 16   Waiver of Notice. Whenever notice is required to be given under these Bylaws or the Certificate of Incorporation or the DGCL, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders, Board or any committee of the Board need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

(1)   That I am the duly elected and acting Secretary of The Bouqs Holding Company, a Delaware corporation (the "Corporation"); and

(2)   That the foregoing Bylaws comprising of 14 pages, constitute the Bylaws of the Corporation as duly adopted by the Board of Directors.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 14th day of September, 2023.

DocuSigned by:

Kimberly Tobman Kviatkovsky

4C2DDDE4B39F403...

Kimberly Tobman Kviatkovsky
Secretary

[Signature Page to Bylaws of The Bouqs Holding Company]

EXHIBIT D

Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

SUBSCRIPTION AGREEMENT

To: The Bouqs Holding Company
475 Washington Blvd
Marina Del Rey, CA 90292

Ladies and Gentlemen:

The investor executing this Subscription Agreement ("**Investor**") hereby subscribes for the number and dollar amount of shares of Series B common stock ("**Shares**"), of The Bouqs Holding Company, a Delaware corporation (the "**Company**"), as indicated in the Investor Information (below defined).

WHEREAS, the Company is offering up to 2,427,184 Shares at a price of $2.00 per Share plus a processing fee of 3% of the purchase price of the Shares ("**Investor Processing Fee**"), pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). The purchase price of the Shares subscribed for by the Investor plus the Investor Processing Fee is referred to herein as the "**Subscription Amount**."

NOW, THEREFORE, it is agreed as follows:

1. Investor understands and agrees that this Subscription Agreement ("**Agreement**") is comprised of the below terms and schedules, as well as the information Investor provides via the Company's investment portal at www.invest.bouqs.com ("**Company Site**") relating to its purchase of Shares pursuant to this Agreement, which may include, but not be limited to, Investor's identity and personal information, contact information, signature and the amount of Shares being purchased by Investor (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Site.

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. The Shares will be held by the Investor as indicated within the Investor Information (e.g., individual, corporation, custodial account, community property, etc.).

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Shares to such other Investors. The sale of Shares to such other Investors and this sale of the Shares shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. Concurrent with the execution hereof, the Investor authorizes Enterprise Bank & Trust, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator. By submitting this payment, Investor hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Investor understands this investment is subject to the terms of the offering and its associated rules and investor protections. Investor understands it is not a purchase of goods or services. Investor acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. Investor confirms that he/she/it has reviewed all offering documents and agrees not to dispute the charge with the bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

E. Investor understands and agrees that the Company must raise at least $10,300 ("**Target Offering Amount**"), inclusive of the Investor Processing Fee, by January 6, 2027 ("**Offering Deadline**") in order to conduct an initial closing of investor funds. If the Company does not raise the Target Offering Amount by the Offering Deadline, no Shares will be sold, Investor's investment commitments will be canceled, and all committed funds will be returned to Investor without interest or deduction. Investor is prepared and agrees to have Investor's Subscription Amount held with the Escrow Facilitator until there is a closing as contemplated in the Offering Statement or the Offering Deadline, whichever occurs first, and that Investor will not be entitled to interest or profits relating to such Subscription Amount.

F. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the Target Offering Amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon Investor's Closing Date and the Investor will receive Shares in exchange for his or her or its investment. Shares will be issued in book entry form.

G. Investor understands and agrees that no Shares will be issued in exchange for the Investor Processing Fee. The Investor Processing Fee will be rounded to the nearest whole cent.

H. Investor has received and reviewed this Subscription Agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Investor to make an investment decision.

I. Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates will receive in connection with the sale of Shares in the Regulation CF offering and the manner in which it is received.

J.   Investor acknowledges that Investor has read the educational materials on the Company Site, and has been informed of Investor's right to cancel this subscription up to 48-hours prior to Investors' Closing Date; however, once the Subscription Agreement is accepted by the Company after such time, there is no cancelation right;

L. Investor acknowledges that there may be promoters for this offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer;

M. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under Rule 501 of the Securities Act; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent: i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000. ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth. iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4.   The Investor hereby further represents, warrants, acknowledges and agrees as follows:

A. The information provided by the Investor to the Company via this Subscription Agreement and the Investor Information is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 21 years of age, and the address set forth in the Investor Information is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth in the Investor Information.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use

of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Shares. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing members, managers, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that: (i) the Shares are a speculative investment and involve a substantial degree of risk; (ii) the Company does not have a significant financial or operating history; (iii) the Shares are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and (iv) any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor represents and warrants that (i) the Shares are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Shares are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

K. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company. Investor acknowledges that neither the Company nor any of its affiliates shall be deemed a 'fiduciary' with respect to the Investor's investment pursuant to ERISA or other applicable law, and the Investor has made an independent determination that the investment is prudent and appropriate for the Retirement Trust.

L. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

M. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

N. Investor acknowledges and agrees that the Company may issue Bonus Shares to investors who purchase at least $1,500 in Shares as detailed in the Offering Statement and that such issuances of Bonus Shares may result in dilution of the Investor's interests in the Company.

O. Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Shares on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Shares. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Shares. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all the risk factors relating to the purchase of Shares. Investor further understands and agrees that the Shares may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Investor acknowledges and agrees that the Shares are subject to transfer restrictions under 17 C.F.R. § 227.501(a) and may not be resold for a period of one year from the date of purchase, except in certain limited circumstances. This provision will survive closing or termination of this Subscription Agreement.

P. Investor represents and warrants that the Investor is either:(i) purchasing the Shares with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (A) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (B) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; account);(c) a plan that is subject to Section 4975 of the Code (including an individual retirement account); (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (A) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (B) is subject to Title I of ERISA, Section 4975 of the Code or both; or (ii) not purchasing the Shares with funds that constitute the assets of any of the entities or plans described in this Section 4(m)(1).

5. It is understood that this subscription may be canceled by the Investor only in accordance with Regulation CF and the procedures disclosed in the Offering Statement and is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(G) hereof, which shall remain in force and effect.

6. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

7. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

8. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

9. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this

Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement, including the Investor Information, constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices, and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record- keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth in the Investor Information with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER**.

i. IMPORTANT NOTICE; AGREEMENT TO ARBITRATE; WAIVER OF JURY TRIAL AND CLASS ACTION. IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION (THIS "ARBITRATION PROVISION") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPANY RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION AS PROVIDED BELOW, YOU AND THE COMPANY AGREE TO RESOLVE SUCH DISPUTE THROUGH BINDING ARBITRATION, RATHER THAN THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS, COLLECTIVE, OR REPRESENTATIVE ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND THE RIGHT TO PARTICIPATE IN ANY CLASS, COLLECTIVE, OR REPRESENTATIVE PROCEEDING. NOTHING IN THIS ARBITRATION PROVISION IS INTENDED TO, NOR SHALL IT, BE DEEMED A WAIVER OF COMPLIANCE WITH THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934, OR THE RULES AND REGULATIONS PROMULGATED THEREUNDER, INCLUDING THE JURISDICTIONAL, REMEDIAL, AND ENFORCEMENT PROVISIONS OF SUCH LAWS

ii. "**Claim**" means any dispute, claim, or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing, whether based in contract, statute, regulation, tort (including fraud or misrepresentation), equity, or otherwise. Claims include, without limitation, claims for breach of contract, fraud, misrepresentation, express or implied warranty, and claims for equitable, injunctive, or declaratory relief. Claims include matters asserted as initial claims, counterclaims, cross-claims, third-party claims, or otherwise, and include claims brought by or against a party's assigns, heirs, successors, or beneficiaries.

iii. If a Claim arises and cannot be resolved through good-faith direct discussions, the parties agree that mediation administered by the American Arbitration Association ("**AAA**") under its Commercial Mediation Procedures shall be a condition precedent to the initiation of arbitration. If the Claim is not resolved through mediation within sixty (60) days after a written request for mediation is delivered (unless the parties agree otherwise), either party may proceed to arbitration pursuant to this Arbitration Provision.

iv. Any Claim not resolved through mediation shall be resolved by binding arbitration as the sole and exclusive forum for resolution of such Claim between you and the Company, except as expressly provided by applicable law. Arbitration shall be administered by the AAA in accordance with its Commercial Arbitration Rules then in effect, except as modified by this Arbitration Provision. The arbitration shall be governed by the substantive laws of the State of Delaware, without regard to its conflict-of-laws principles, and by the Federal Arbitration Act ("FAA"). The arbitration shall take place in the county and state where the Company's principal office is located, unless

the parties agree to a different location. Each party shall, upon written request, promptly produce to the other party all non-privileged documents reasonably relevant to the Claim. The arbitrator may permit additional discovery upon a showing of good cause, consistent with the AAA Rules and the objective of efficient and cost-effective resolution. The arbitration proceedings, including the existence, content, and results thereof, shall be confidential, except to the extent disclosure is required by law, regulation, court order, governmental or regulatory authority (including the SEC), for purposes of enforcing or challenging an arbitration award, or for lawful whistleblower or regulatory reporting activities..

v.   Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

vi.   If the amount in controversy exceeds Five Thousand Dollars ($5,000), any party may appeal the final arbitration award to a panel of three arbitrators by submitting written notice to the AAA within thirty (30) days of the award. Any opposing party may submit a cross-appeal within thirty (30) days after notice of appeal. The appellate panel shall conduct a de novo review of the record and may issue a new award without deference to the initial arbitrator's findings of fact or conclusions of law. The costs and conduct of any appeal shall be governed by this Arbitration Provision and the AAA's rules. Any award not timely appealed, and any award issued by the appellate panel, shall be final and binding, subject only to the limited review permitted under the FAA, and may be entered as a judgment in any court of competent jurisdiction.

vii.   The parties agree that this Arbitration Provision evidences a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator shall have exclusive authority to resolve disputes regarding the interpretation, applicability, enforceability, or formation of this Arbitration Provision, except as expressly prohibited by applicable law. The arbitrator may award any relief permitted by applicable Delaware law and federal law, subject to the limitations set forth in this Agreement, and shall apply applicable statutes of limitation. The arbitrator shall not be bound by judicial rules of procedure or evidence.

viii.   YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING A WRITTEN NOTICE TO THE COMPANY WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS AGREEMENT. The opt-out notice must clearly state your intent to opt out of arbitration, identify the agreement to which it applies, and include your name, address, and signature. The notice may be delivered by U.S. mail, recognized overnight

courier, or electronic mail to the address specified in this Agreement, provided it is sent within the thirty (30)-day period. If you timely opt out, neither you nor the Company will be bound by this Arbitration Provision.

ix. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

x. This Arbitration Provision shall survive the termination, suspension, amendment, or expiration of this Agreement; the termination of the parties' relationship; any bankruptcy or insolvency of any party; and any transfer of Shares. If any provision of this Arbitration Provision, other than the class and representative action waiver, is held invalid or unenforceable under applicable law consistent with the FAA, such provision shall be severed, and the remainder shall remain in full force and effect. If the class or representative action waiver is held invalid or unenforceable, this entire Arbitration Provision shall be null and void.

.

[**EXECUTION PAGE FOLLOWS**]

Bouqs (The Bouqs Holding Company)

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series B Common Stock of Bouqs (The Bouqs Holding Company) by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Series B Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: / If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common ☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held: Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber: Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

        Dated as of

               Bouqs (The Bouqs Holding Company)

      By:

               Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: Bouqs (The Bouqs Holding Company) (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Series B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                        By:

                                                        (Signature)

                                                        Name:

                                                        (If signing on behalf of entity)

                                                        Title:

                                                        (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
  A. whose primary purpose is to invest money provided by its securityholders,
  B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
  C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Series B Common Stock	Issuer: Bouqs (The Bouqs Holding Company) (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Bouqs (The Bouqs Holding Company)** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at <u>www.securities-administrators.ca</u>.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                           (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Bouqs (The Bouqs Holding Company)'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Bouqs (The Bouqs Holding Company)'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT E

Audited Financial Statements

The Bouqs Holding Company

Consolidated Financial Statements as of and
for the Years Ended June 30, 2025 and 2024,
and Independent Auditor's Report

THE BOUQS HOLDING COMPANY

TABLE OF CONTENTS



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel:+1 213 688 0800
Fax:+1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of The Bouqs Holding Company

Opinion

We have audited the consolidated financial statements of *The Bouqs Holding Company* and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring net losses and net cash used in operating activities, forecasts that it may violate its minimum operating cash and equity raise covenants under its debt agreement within the upcoming twelve months from the issuance of these financial statements, and management has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte + Touche LLP

December 12, 2025

THE BOUQS HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND 2024
(In thousands, except shares and par value)

	2025	2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,012	$ 5,605
Accounts receivable	141	117
Inventory	1,325	1,051
Prepaid expenses and other current assets	716	1,134
Restricted cash	100	665
Total current assets	7,294	8,572
PROPERTY AND EQUIPMENT—Net	271	396
INTERNAL-USE SOFTWARE—Net	1,042	1,265
OTHER ASSETS	222	281
OPERATING LEASE ROU ASSET	2,169	2,871
RESTRICTED CASH	98	98
TOTAL ASSETS	$11,096	$13,483

(Continued)

THE BOUQS HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND 2024
(In thousands, except shares and par value)

	2025	2024
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 13,476	$ 11,628
Other current liabilities	1,156	1,343
Deferred revenue	1,768	1,448
Operating lease liability—current portion	1,105	1,035
Long-term debt—current portion—net	154	154
Total current liabilities	17,659	15,608
OTHER LIABILITIES	406	406
OPERATING LEASE LIABILITY	2,545	3,650
LONG-TERM DEBT—Net	17,040	15,991
Total liabilities	37,650	35,655
COMMITMENTS AND CONTINGENCIES (Note 11)		
CONVERTIBLE PREFERRED STOCK:		
Series AA Preferred Stock, $0.001 par value—1,216,212 shares authorized; 1,216,212 shares issued and outstanding	600	600
Series A Preferred Stock, $0.001 par value—19,570,287 shares authorized; 19,529,460 shares issued and outstanding	7,217	7,217
Series B Preferred Stock, $0.001 par value—10,589,774 shares authorized; 10,587,811 shares issued and outstanding	9,583	9,583
Series C Preferred Stock, $0.001 par value—21,665,165 shares authorized; 21,665,160 shares issued and outstanding	23,990	23,990
Series C-1 Preferred Stock, $0.001 par value—11,898,122 shares authorized; 11,898,122 shares issued and outstanding	13,461	13,461
Series C-2 Preferred Stock, $0.001 par value— 17,139,740 shares authorized; 17,139,740 shares issued and outstanding	20,985	20,985
Series C-3 Preferred Stock, $0.001 par value—3,906,599 shares authorized; 3,906,599 shares issued and outstanding	4,395	4,395
Series C-4 Preferred Stock, $0.001 par value—1,919,250 shares authorized; 1,919,250 shares issued and outstanding	4,194	4,194
Total Preferred Stock	84,425	84,425
STOCKHOLDERS' DEFICIT:		
Common Stock, $0.001 par value—123,900,001 shares authorized; 11,310,783 and 11,220,376 shares issued and outstanding as of June 30, 2025 and 2024, respectively	11	11
Additional paid-in capital	4,762	4,017
Accumulated deficit	(115,752)	(110,625)
Total stockholders' deficit	(110,979)	(106,597)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT	$ 11,096	$ 13,483

See notes to consolidated financial statements.   (Concluded)

THE BOUQS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(In thousands)

	2025	2024
REVENUE—Net	$ 90,342	$ 91,093
COST OF REVENUE	54,206	56,055
GROSS PROFIT	36,136	35,038
OPERATING EXPENSES:		
Payroll and related expenses	12,034	11,686
General and administrative expenses	8,434	9,644
Marketing and selling expenses	16,550	16,049
Depreciation and amortization	767	980
Total operating expenses	37,785	38,359
LOSS FROM OPERATIONS	(1,649)	(3,321)
OTHER EXPENSES—Net	(3,356)	(3,197)
LOSS BEFORE PROVISION FOR INCOME TAXES	(5,005)	(6,518)
PROVISION FOR INCOME TAXES	122	-
NET LOSS	$ (5,127)	$ (6,518)

See notes to consolidated financial statements.

THE BOUQS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(In thousands, except shares)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit	Series AA Preferred Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Series B Preferred Stock Shares	Amount	Series C Preferred Stock Shares	Amount	Series C-1 Preferred Stock Shares	Amount	Series C-2 Preferred Stock Shares	Amount	Series C-3 Preferred Stock Shares	Amount	Series C-4 Preferred Stock Shares	Amount	Total Preferred Stock
BALANCE — June 30, 2023	11,182,606	$11	$3,483	$(104,107)	$(100,613)	1,216,212	$600	19,529,460	$7,217	10,578,811	$9,583	21,665,160	$23,990	11,898,122	$13,461	17,139,740	$20,985	3,906,599	$4,395	1,919,250	$4,166	$84,397
Issuance of convertible preferred stock—net	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28	28
Exercise of stock options	37,770	-	4	-	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	530	-	530	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	(6,518)	(6,518)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCE — June 30, 2024	11,220,376	11	4,017	(110,625)	(106,597)	1,216,212	600	19,529,460	7,217	10,578,811	9,583	21,665,160	23,990	11,898,122	13,461	17,139,740	20,985	3,906,599	4,395	1,919,250	4,194	84,425
Exercise of stock options	90,407	-	12	-	12	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	733	-	733	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	(5,127)	(5,127)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BALANCE — June 30, 2025	11,310,783	$11	$4,762	$(115,752)	$(110,979)	1,216,212	$600	19,529,460	$7,217	10,578,811	$9,583	21,665,160	$23,990	11,898,122	$13,461	17,139,740	$20,985	3,906,599	$4,395	1,919,250	$4,194	$84,425

See notes to consolidated financial statements.

THE BOUQS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(In thousands)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,127)	$ (6,518)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	767	979
Share-based compensation	733	530
Interest on debt discount	533	528
PIK interest expense	516	577
Noncash lease expense	703	703
Changes in operating assets and liabilities:		
Accounts receivable	(24)	120
Prepaid expenses and other current assets	418	(392)
Inventory	(274)	(436)
Other assets	59	(173)
Accounts payable and accrued expenses	1,848	2,513
Operating lease liabilities	(1,035)	(967)
Other current liabilities	(187)	46
Other liabilities	-	(14)
Deferred revenue	320	(101)
Net cash used in operating activities	(750)	(2,605)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(24)	(173)
Internal-use software	(396)	(327)
Cash used in investing activities	(420)	(500)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	12	4
Proceeds from debt borrowings	-	2,000
Debt issuance costs	-	(171)
Net cash provided by financing activities	12	1,833

(Continued)

THE BOUQS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(In thousands)

	2025	2024
DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$ (1,158)	$ (1,272)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of year	6,368	7,640
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH—End of year	$ 5,210	$ 6,368
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: Cash paid during the year for—Interest	$ 2,190	$ 2,061
THE FOLLOWING TABLE PROVIDES A RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH REPORTED WITHIN THE CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2025 AND 2024:		
Cash and cash equivalents	$ 5,012	$ 5,605
Restricted cash	198	763
TOTAL CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS	$ 5,210	$ 6,368

See notes to consolidated financial statements. (Concluded)

THE BOUQS HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(In thousands, except shares and par value)

1. DESCRIPTION OF BUSINESS

The Bouqs Holding Company (the "Company") is a Delaware corporation headquartered in Marina Del Rey, California. The Company is an online floral retailer that delivers flowers fresh from eco-friendly sustainable farms to doorsteps nationwide. The Company connects farms and a curated network of artisan florists directly to consumers and disrupts the traditional supply chain by eliminating overhead costs, such as warehouses, importers, distributors, auctioneers, and more.

Reorganization—On September 14, 2023, The Bouqs Company, Inc. (the "Bouqs Company") formed two new entities, The Bouqs Holding Company (the "Company"), a Delaware corporation, and The Bouqs Merger Sub Company ("Mergerco"), a Delaware corporation. The Bouqs Holding Company was wholly owned by The Bouqs Company, with an initial capital contribution of $1 in exchange for 1,000 shares of common stock, par value of $0.001 per share. Mergerco was wholly owned by The Bouqs Holding Company, with an initial capital contribution of $1 in exchange for 1,000 shares of common stock of Mergerco, par value of $0.001 per share.

On September 18, 2023, the Bouqs Company, The Bouqs Holding Company, and Mergerco entered into the agreement and plan of merger (the "Agreement"), under which the Bouqs Company and Mergerco merged with the Bouqs Company being the surviving entity after the merger and become a wholly owned subsidiary of The Bouqs Holding Company. Mergerco ceased to exist after the effect of the merger, and the surviving entity, the Bouqs Company, had total outstanding equity of 1,000 shares of common stock, fully held by The Bouqs Holding Company. Concurrent with the merger and as stipulated under the Agreement, all common stock and preferred stock of the Bouqs Company immediately before the merger were exchanged, on a one-for-one basis, into shares of The Bouqs Holding Company, with rights and privileges of such Company's common stock and preferred stock remaining substantially the same as their original rights and privileges under the Bouqs Company. Furthermore, all outstanding options (i.e., stock option awards), warrants (i.e., common stock and preferred stock warrants) and any other instruments of the Bouqs Company immediately before the merger that represented shares exchangeable for or into shares of the Bouqs Company's stocks were deemed to be instead exchangeable for or into shares of The Bouqs Holding Company stock, on a one-for-one basis. The equity structure of the Company after the merger, including all outstanding equity instruments regardless of whether the instrument was previously determined to be equity or liability classified, mirrored the original structure of the Bouqs Company immediately before the merger.

Upon completion of the merger and as stipulated under the Agreement, the surviving entity, the Bouqs Company, was converted from a Delaware corporation to a Delaware limited liability company and renamed as The Bouqs Opco, LLC. The 1,000 shares of common stock of the Bouqs Company, through this conversion, became 1,000 common units, which are wholly owned by The Bouqs Holding Company.

Based on the above, as of September 18, 2023, the Company consists of The Bouqs Holding Company, and its wholly owned subsidiary, The Bouqs Opco, LLC. Prior to this date, the Company consisted of only one entity, the Bouqs Company. This reorganization was made as a condition of the Company entering

into an amended debt agreement and pledge agreement with CrowdOut Capital, LLC ("CrowdOut") that required a holding company to be formed prior to execution of the pledge agreement. As a result of this reorganization all of the equity interests in the Bouqs Company remain unchanged, and have moved up to the level of the parent company, The Bouqs Holding Company. Because the equity interest of the Bouqs Company and the new converted entity, The Bouqs Holding Company are identical, the presentation of the consolidated financial statements as of and for the years ended June 30, 2025 and 2024 are unchanged by the reorganization.

Liquidity and Going Concern—The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of June 30, 2025, the Company had cash and cash equivalents of approximately $5.0 million and an accumulated deficit of approximately $115.7 million. For the year ended June 30, 2025, the Company had a net loss of approximately $5.1 million and net cash used in operating activities of approximately $0.8 million.

Debt outstanding was approximately $18.1 million as of June 30, 2025. Due to the net loss position and cash outflow from operations, the Company forecasts that it may violate its minimum operating cash covenant under its debt agreement within the upcoming twelve months from the issuance of these consolidated financial statements. In addition, the debt agreement includes an equity raise requirement during 2026 for which net proceeds received by the Company must be in excess of certain amounts. However, the ability to successfully complete an equity raise is outside of management's control. Upon a possible future violation of the minimum operating cash or equity raise covenants, the outstanding debt could become due immediately. The Company does not expect to have sufficient resources to repay the outstanding debt should such debt become payable. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In order to alleviate these conditions, management plans to refinance its existing line of credit, obtain additional financing with other financial institutions, or secure additional outside capital. However, no assurances can be provided that these plans will be successful or that such financing or additional capital will be obtained or on terms that are acceptable to the Company. These plans are not solely within management's control, therefore cannot be deemed probable. As a result, the Company has concluded that substantial doubt exists about the Company's ability to continue as a going concern.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation—The financial statements and accompanying notes have been prepared in accordance with US GAAP. The Company's fiscal year end is June 30.

Principles of Consolidation—The financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates—The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company's cash balances consist of amounts held as bank deposits, and cash equivalents consist of credit card receivables due from its credit card processors, as the cash proceeds from credit card receivables are received typically less than one week of submission to the credit card processor. Credit card receivables included in cash and cash equivalents were $926 and $1,334 as of June 30, 2025 and 2024, respectively. The Company maintains cash in bank deposit accounts that, at times, exceeds federally insured limits. The Company did not experience any losses in such accounts for the years ended June 30, 2025 and 2024.

Accounts Receivable—Accounts receivables are stated at net realizable value. They consists of coupons and vouchers that have been redeemed by the end consumer for the Company's products that are available on third party merchant sites such as Groupon. Payments are generally received within 60 days of submitting a statement to the merchant. The Company did not experience any losses in such account for the years ended June 30, 2025 and 2024. There is no allowance for expected credit losses recorded as of June 30, 2025 and 2024.

Inventory—Inventory consists primarily of packaging materials and vases and is stated at the lower of cost (first-in, first-out method) or net realizable value. Management provides a reserve for excess and obsolete inventory when the carrying amount exceeds the estimated net realizable value.

Property and Equipment—Net—Property and equipment are recorded at cost, less accumulated depreciation. Equipment under finance leases is stated at the present value of minimum lease payments. Commencing on the date an asset is placed in service and ready for intended use, depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

The estimated useful lives of our property and equipment are as follows:

Category	Useful Life
Computer equipment	3 years
Furniture and fixtures	7 years
Machinery and equipment	7 years
Leasehold improvements	Shorter of 7 years or the lease term

Internal-Use Software—The Company capitalizes eligible costs associated with the development of its internal-use software in accordance with Accounting Standards Codification (ASC) 350-40, *Internal Use Software*. Accordingly, the Company expenses all costs that relate to the planning and postimplementation phases of its software development cycle. The Company capitalizes the following costs incurred during the development phase: (1) external direct costs of material and services consumed in development phase and (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Costs associated with minor enhancements and maintenance for the Company's website and internal-use software are expensed as incurred. Amortization of capitalized costs is recorded on a straight-line basis over the estimated useful life of five years of the internal-use software.

Impairment of Long-Lived Assets—Long-lived assets, such as property and equipment and internal-use software, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is

based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. There were no impairment charges during the years ended June 30, 2025 and 2024.

Restricted Cash—The Company has restricted cash balances related to the Company's office lease agreement, corporate credit card program, and cash held in a reserve account with its credit card payment processor. Restricted cash is classified between current and noncurrent in the accompanying consolidated balance sheets depending on whether the cash restriction is expected to last longer than one year from the consolidated balance sheet date.

Income Taxes—The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

Revenue—The Company sells flowers and gifts, or goods, to its customers through its online platform either on an individual order basis or through subscription arrangements. The Company accounts for revenue contracts with customers by applying the following steps in accordance with ASC 606, *Revenue from Contracts with Customers*:

- Identify the contract, or contracts, with a customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when, or as, the Company satisfies a performance obligation

The Company's contract with the customer is established when the customer places an order. All orders are placed in accordance with the Company's standard terms and conditions, and the customer authorizes payment at the time the order is placed on the Company's online platform. For subscription orders, the customer signs up to receive goods on a recurring basis, and subscription orders can be cancelled at any time after the first order without penalty.

For both individual and subscription orders, the Company's performance obligations generally consist of the sale and transfer of goods to the customer. The customer's credit card is charged at the time of shipment and control of the goods is transferred to the customer when the consumer goods are upon shipment to the customer, which is the point in time the Company recognizes revenue.

The Company has elected, as an accounting policy, to account for shipping and handling as fulfillment activities, with shipping and handling costs recognized as fulfillment costs at the time the related revenues are recognized. Sales and other similar taxes collected from customers are accounted for on a net basis and are excluded from revenues.

The Company also sells flowers through its retail stores. Control of the goods is transferred to the customer and payment is received at the point of sale, which is the point in time the Company recognizes revenue.

The Company routinely offers sales discounts through various programs to its customers that require the Company to estimate such variable consideration at contract inception using the most likely method. The Company does not incur material refunds, and the Company does not accept returns. The Company may also incur credit card chargebacks or issue certain customer credits. These variable considerations are fully constrained at contract inception and the constraint is alleviated upon the occurrence of a future event, which is the point in time the Company will apply the most likely method to estimate the variable consideration. Therefore, revenue is recognized net of discounts, refunds, credits, and chargebacks.

There are no material assets related to incremental setup costs to obtain or fulfill customer contracts. Deferred revenues are recorded when the Company has received consideration before satisfying its performance obligation, which occurs when the Company receives payments for sales through its online platform prior to when control of the goods is transferred to the customer. Total deferred revenue for the year ended June 30, 2025 and 2024, was $1,768 and $1,448, respectively.

Cost of Revenues—Cost of revenues consists of the purchase price of the flowers sold to customers, shipping and handling costs, packaging and shipping supplies, and customs.

Payroll and Related Expenses—Payroll and related expenses include salary, bonus, employer tax, health care, and other fringe benefits.

Marketing and Selling Expenses—Marking and selling expenses include creative production and media costs related to advertising, as well as credit card processing fees. Marketing and selling costs are expensed as incurred. Advertising expenses totaled $13,435 and $13,080 during the years ended June 30, 2025 and 2024, respectively.

General and Administrative Expenses—General and administrative expenses consist of facility-related costs for the Company's corporate office and fees for third-party professional services, including consulting, legal, and accounting services. General and administrative expenses also include the Company's website development and maintenance costs and office supplies.

Operating Leases—Beginning on July 1, 2022, the Company accounts for leases in accordance with ASC 842, *Leases*. The Company currently has one lease that is within the scope of ASC 842, an office space lease that was determined to be an operating lease.

The Company determines if a contract is or contains a lease at inception. Renewal options that are deemed reasonably certain are included as part of the lease term for purposes of calculating the right-of-use (ROU) assets and lease liability. The Company elected the practical expedient to not separate lease and non-lease components, as such non-lease components are included in the calculation of the ROU asset and lease liability and included in the lease expense over the term of the lease. The Company has also elected the private company practical expedient to use the risk-free discount rate to calculate its lease liability at lease commencement or upon remeasurement.

Operating lease ROU assets and lease liabilities are recorded on the date the Company takes possession of the leased assets with expense recognized on a straight-line basis over the lease term. Leases with an estimated total term of 12 months or less are not recorded in the consolidated balance sheet and the lease expense is recognized on a straight-line basis over the lease term.

In April 2023, the Company entered into a sublease agreement with a sublessee to sublease, in its entirety, the office space lease. The Company recognizes rental income from the sublease on a straight-line basis over the lease term. The sublease requires sublessor to pay base rent, parking, taxes, and insurance expenses. The sublease does not provide any renewal or extension provisions, nor does it provide for any at-will cancellation provision.

Share-Based Compensation—The Company recognizes compensation expense related to employee stock option grants in accordance with ASC 718, *Compensation—Stock Compensation*. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the employee's requisite service period. Transactions with nonemployees in which goods or services are the consideration received for the issuance of stock options are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Convertible Preferred Stock—The Company issued shares of convertible preferred stock to certain investors. Convertible preferred stock includes redemption provisions that are outside of the control of the Company and contains certain redemption rights in a deemed liquidation event (refer to Note 6). Convertible preferred stock is classified as temporary equity in the consolidated balance sheet.

Fair Value Measurements—The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The authoritative guidance establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows:

Level 1—Observable inputs, such as quoted prices in active markets

Level 2—Inputs other than quoted prices in active markets that are observable either directly or indirectly

Level 3—Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts payable, accrued expenses, and debt and warrant liability. The carrying value of cash and cash equivalents, restricted cash, accounts payable, and accrued expenses approximates the fair value of these financial instruments because of their short-term nature (Level 1). The carrying amounts of long-term debt approximate fair value since they bear interest at variable rates that approximate the market rate. The warrants are classified as Level 3 on the fair value hierarchy as the warrants are fair valued internally using an option-pricing model, that incorporates unobservable inputs and requires significant judgments and estimates, including value of the Company's common stock. The warrant liability was valued using the assumptions disclosed in Note 7.

The following table summarizes the changes in the fair value of the warrant liabilities (in thousands):

BALANCE—July 1, 2023	$ 503
Addition to warrant liability	76
Change in fair value of warrant liability	84
BALANCE—June 30, 2024	663
Change in fair value of warrant liability	67
BALANCE—June 30, 2025	$ 730

During the years ended June 30, 2025 and 2024, the Company made no changes to the valuation techniques used in the fair value measurement of assets and liabilities above. The warrant liability is included in other current liabilities in the consolidated balance sheet.

Stock Warrants—Warrants issued and relating to the Company's convertible preferred stock are classified as liabilities and recorded within the other current liability line item in the accompanying consolidated balance sheets. These warrants are remeasured at the balance sheet date and any change in fair value is recognized as a component of other expenses in the accompanying consolidated statements of operations. Warrants issued in conjunction with debt issuance and relating to the Company's common stock are classified as either liabilities or equity in the accompanying consolidated balance sheets depending on whether it meets the liability or equity classification requirements. These warrants are recorded at the time of the initial agreement using fair value with the offset recorded to debt issuance costs for which the discount is amortized on a straight-line basis over the term of the debt agreement. Warrants issued in conjunction with the issuance of convertible preferred stock and convertible to the Company's common stock are classified as equity in the accompanying consolidated balance sheets. These warrants are recorded at the time of the initial agreement using fair value and allocated to convertible preferred stock and additional paid in capital based on the relative fair value of the warrants to the proceeds from the issuance of the convertible preferred stock.

Recently Adopted and Issued Accounting Pronouncements—In December 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update (ASU) No. 2023-09, *Income Taxes (Topic 740)* to enhance income tax disclosure requirement for all entities by requiring specified categories and greater disaggregation within the rate reconciliation table, to disclosure income taxes paid by jurisdiction, and to provide clarification on uncertain tax positions and related consolidated financial statement impact. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2024. For other entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently assessing the impact of the adoption of the standard.

3. PROPERTY AND EQUIPMENT—NET

Property and equipment as of June 30, 2025 and 2024, consisted of the following:

	2025	2024
Leasehold improvements	$ 1,500	$ 1,500
Machinery and equipment	88	88
Computer equipment	378	354
Furniture and fixtures	619	619
Total property and equipment	2,585	2,561
Less accumulated depreciation	(2,314)	(2,165)
Property and equipment—net	$ 271	$ 396

Total depreciation expense for property and equipment for the years ended June 30, 2025 and 2024, was $149 and $346, respectively.

4. INTERNAL-USE SOFTWARE

Internal-use software as of June 30, 2025 and 2024, consists of the following:

	2025	2024
Internal-use software	$ 7,758	$ 7,362
Less accumulated amortization	(6,716)	(6,097)
Internal-use software—net	$ 1,042	$ 1,265

Amortization expense for internal-use software was $618 and $633 for the years ended June 30, 2025 and 2024, respectively.

Future amortization expense of the Company's internal-use software as of June 30, 2025, is as follows for the years ending June 30:

2026	$ 389
2027	275
2028	140
2029	79
2030	22
Thereafter	137
Total future amortization expenses	$1,042

5. DEBT

On June 13, 2017, the Company entered into a loan and security agreement (the "SVB Loan Agreement") with Silicon Valley Bank which was paid off in June 2023. In connection with the SVB Loan Agreement, the Company issued warrants to Silicon Valley Bank to purchase 73,970 shares and 115,755 shares of common stock subject to the terms of the warrant agreement, which are accounted for as equity. Additionally, in conjunction with a previous loan agreement entered into during the year

ended June 30, 2016, and terminated during the year ended June 30, 2017, the Company issued warrants to purchase 40,827 shares of Series A convertible preferred stock and 10,963 shares of Series B convertible preferred stock subject to the terms of the warrant agreement, which are accounted for as liabilities. The fair value of the warrant liability is not material to the Consolidated financial statements. As of June 30, 2025 and 2024, all of these warrant shares remain outstanding and unexercised.

Additionally, in connection with the Series C-2 convertible preferred stock issuances that occurred during the year ended June 30, 2019, the Company received $150 from one of its investors, which was the amount in excess of the amount required per agreement term. As of June 30, 2025, the Company is still in the process of determining whether $150, plus accrued interest will be repaid to the investor in cash or be converted into preferred shares in the next round of financing and therefore, has been included in the current portion of long-term debt as of June 30, 2025 and 2024.

On June 16, 2023, the Company entered into a loan and security agreement (the "CrowdOut Loan Agreement") with CrowdOut. The CrowdOut Loan Agreement made available to the Company a secured loan ("CrowdOut Loan") up to $25,000. The CrowdOut Loan Agreement requires interest only payments and certain financial covenants. The CrowdOut Loan Agreement expires in June 2027.

Per the terms of the CrowdOut Loan Agreement, the borrowing will mature at the earlier of June 16, 2027 or the date on which the loans become due and payable in full, whether by acceleration or otherwise. The borrowings contain cash interest and paid-in-kind(PIK) interest. Cash interest shall be paid in arrears at a rate representing the lesser of Term Secured Overnight Financing Rate ("SOFR") plus 10% per annum or 12% per annum. PIK interest shall accrue as additional debt and be payable at maturity at a rate representing the greater of Term SOFR plus 10% per annum or 12% per annum (i.e., Term SOFR minus 2%) or 0% per annum. The borrowings also contain certain prepayment premiums and additional premiums upon the occurrence of an event of default. The CrowdOut Loan Agreement provides a potential for the Company to request additional borrowings of up to $10,000 in the form of delayed draw term loans, which the Company may request and, if such request is approved by CrowdOut, would be funded. However, there is no obligation for CrowdOut to provide such additional borrowing. Any delayed draw term loan borrowings made would have the same terms as the initial $15,000 borrowing.

Contemporaneously with the execution of the CrowdOut Loan Agreement, the Company issued two separate warrant certificates for the rights to purchase 736,596 shares and 1,473,192 shares of the Company's common stock to CrowdOut. Although the warrants were issued in conjunction with the CrowdOut Loan, the warrants were separately executed and are detachable and separately exercisable from the CrowdOut Loan. Therefore, the Company concluded that the warrants are freestanding financial instruments and the warrants are classified as liabilities. In March 2024, the Company issued two separate Warrant Certificates to CrowdOut, each for the rights to purchase 147,319 shares of the Company's common stock. The fair value of the warrants was valued at $76 based on the aforementioned option-pricing model as of the issue date. The exercise price of these warrants is calculated as $150,000 divided by the aggregate amount of the Company's fully diluted stock on an as-converted basis as of the date exercise date. The term of these warrants is 10 years. The warrant liability is included in other current liabilities in the consolidated balance sheets with the original offset to the warrant liability recognized as a discount to long-term debt—net.

The terms of CrowdOut Loan Agreement includes a security interest in all assets of the Company. The Company had $18,105 and $17,590 outstanding under the agreement as of June 30, 2025 and 2024 respectively. Debt issuance costs, net, outstanding as of June 30, 2025 and 2024 were $1,067 and $1,599 respectively.

On September 14, 2023, the Company was approved and funded by CrowdOut to additionally draw $2,000 through the delayed draw term loan.

In February, March, and July 2024, the CrowdOut Loan Agreement was amended. These amendments modified certain definitions and financial covenants related to minimum operating cash.

During December 2025, the Company entered into a waiver and amended agreement with CrowdOut which waived noncompliance with the minimum operating cash covenant on various dates during the fiscal year through October 2025. The amendment also modified certain definitions and financial covenants and a new financial covenant requiring the Company to obtain net proceeds through an equity raise totaling an aggregate of $1.5 million by January 15, 2026, $3 million by February 28, 2026 and $4.5 million by April 15, 2026.

Interest expense during the fiscal years ended June 30, 2025 and 2024, was $3,242 and $3,345, respectively. Interest expense is included in other expenses- net in the statements of operations.

6. **COMMON STOCK AND CONVERTIBLE PREFERRED STOCK**

Common Stock—As of June 30, 2025 and 2024, the Company was authorized to issue 123,900,001 shares of common stock, with a par value of $0.001 per share ("Common Stock"). These are available to issue for purposes of satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and the purposes of any future business acquisitions and transactions. As of June 30, 2025 and 2024, 11,310,783 shares and 11,220,376 shares, respectively, were issued and outstanding.

Series AA Convertible Preferred Stock—On October 30, 2013, the Company issued 1,216,212 shares of Series AA Convertible Preferred Stock ("Series AA Preferred Stock") at $0.49 per share for total cash proceeds of $600.

Series A Convertible Preferred Stock—On June 25, 2014, the Company issued 19,590,258 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") (i) at $0.37 per share, for total cash proceeds of $6,130 and (ii) in exchange for the cancellation of convertible promissory notes in the amount of $1,110, for a cumulative value of $7,240. As further disclosed below, during September 2020, the Company repurchased 60,798 shares of Series A Preferred Stock from an investor.

Series B Convertible Preferred Stock—On November 5, 2015, the Company issued 7,865,593 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") at $0.9122 per share, for cash proceeds of $7,175. On December 14, 2015, the Company issued an additional 2,165,093 shares of Series B Preferred Stock at $0.9122 per share, for cash proceeds of $1,975. On March 6, 2016, the Company issued an additional 548,125 shares of Series B Preferred Stock at $0.9122 per share, for cash proceeds of $500, for a cumulative total of 10,578,811 shares of Series B Preferred Stock, for total cash proceeds of $9,583, net of offering costs.

Series C Convertible Preferred Stock—On January 24, 2017, the Company issued 21,665,160 shares of Series C Convertible Preferred Stock ("Series C Preferred Stock") at $1.1098 per share, for total cash proceeds of $23,990, net of offering costs.

Series C-1 Convertible Preferred Stock—On November 16, 2018, the Company issued 11,898,122 shares of Series C-1 Convertible Preferred Stock ("Series C-1 Preferred Stock") at $1.1647 per share in the amount of $13,461, net of related issuance costs. It includes 10,167,717 shares issued on conversion of certain notes that were originally issued during various dates during the year ended June 30, 2019, as well as 1,730,405 shares issued based on cash proceeds. Further, the Company issued warrants to purchase a total of 1,267,105 shares of Common Stock at an exercise price of $0.01 to various holders with the convertible notes. The warrant was originally accounted as a liability upon the date of issuance of the convertible notes. During the year ended June 30, 2019, the warrant was reclassified as equity once the number of Series C-1 Preferred Stock to be issued based on agreement was fixed, in which at that point the fair value was determined to be $371. As of June 30, 2025 and 2024, all of these warrant shares remain outstanding and unexercised.

Series C-2 Convertible Preferred Stock—On August 19, 2019, the Company authorized the issuance and sale of up to 20,265,888 shares of Series C-2 Convertible Preferred Stock ("Series C-2 Preferred Stock") at $1.2336 per share. During the year ended June 30, 2020, the Company issued 13,228,137 shares of Series C-2 Preferred Stock for total cash proceeds of $16,189, net of offering costs. During the year ended June 30, 2021, the Company issued 3,911,603 shares of Series C-2 Preferred Stock, for total cash proceeds of $4,796, net of offering costs, for a cumulative total of 17,139,740 shares of Series C-2 Preferred Stock for the total cash proceeds of $20,985, net of offering costs. The authorized and issued shares of Series C-2 Preferred Stock are 17,139,740 as of June 30, 2025 and 2024.

Series C-3 Convertible Preferred Stock—On June 29, 2022, the Company authorized the issuance and sale of up to 3,906,599 shares of Series C-3 Convertible Preferred Stock ("Series C-3 Preferred Stock") at $1.2914 per share. As of June 30, 2022, the Company issued 3,906,599 shares of Series C-3 Preferred Stock, for total cash proceeds of $4,913, net of offering costs. Of such amount, $2,310 was received in July 2022 for which a receivable was included in prepaid expenses and other current assets as of June 30, 2022. In connection with the convertible preferred stock issuance, the Company issued warrants that are convertible into common stock. The attributable fair value of common stock warrants issued in conjunction with shares of Series C-3 Preferred Stock was $442 and was recorded as an offset to the net issuance proceeds. As of June 30, 2025 and 2024, all of these warrant shares remain outstanding and unexercised.

Series C-4 Convertible Preferred Stock—On June 16, 2023, the Company issued 1,919,250 shares of Series C-4 Convertible Preferred Stock at $1.2644 per share upon the conversion of the convertible notes.

The Series AA Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, and Series C-4 Preferred stock are collectively referred to as the "Preferred Stock."

The Company's board of directors (the "Board") is authorized to determine the rights of each offering of stock, including, among other terms, dividend rights, voting rights, conversion rights, redemption prices, and liquidation preferences, if any, subject to the limitations of applicable laws, regulations, and the Company's charter. The rights and preferences of the Preferred Stock are summarized as follows:

Conversion—Each share of Preferred Stock is convertible, at the holder's option, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price for such series by the applicable conversion price for such series. The original issue price for each preferred stock series is $0.493 per share for Series AA Preferred Stock, $0.440883 per share for Series A Preferred Stock, $0.9122 per share for Series B Preferred Stock, $1.1098 per share for

Series C Preferred Stock, $1.1647 per share for Series C-1 Preferred Stock, $1.2336 per share for Series C-2 Preferred Stock, $1.2914 per share for Series C-3 Preferred Stock, and $1.2644 per share for Series C-4 Preferred Stock.

The Preferred Stock automatically shall convert into common stock, at the then-effective conversion rate, at the earlier of (i) immediately prior to (but contingent upon) the closing of the sale of shares of Common Stock in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share of Common Stock equal to at least four times the Series C-4 original issue price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) resulting in at least $40,000 of gross proceeds to the Company or (ii) the date, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Preferred Stock (voting together as a single class on an as converted to Common Stock basis).

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of Series C-4 Preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of the remaining Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of two times the Series C-4 Preferred Stock Original Issue Price, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had all shares of Series C-4 Preferred Stock been converted to Common Stock prior to such event. If, upon the occurrence of such event, the assets of the Company thus distributed among the holder of Series C-4 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series C-4 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive ("Series C-4 Liquidation Amount"). Upon completion of the distribution of the Series C-4 Liquidation Amount, the holders of Shares of Series C-3 Preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of the remaining Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of the Series C-3 Preferred Stock Original Issue Price, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had all shares of Series C-3 Preferred Stock been converted to Common Stock prior to such event. If, upon the occurrence of such event, the assets of the Company thus distributed among the holder of Series C-3 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Series C-3 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive ("Series C-3 Liquidation Amount").

Upon completion of the distribution of the Series C-3 Liquidation Amount, the holders of Shares of Series C-4 Preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of the remaining Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to two and a half times the Series C-4 Preferred Stock Original Issue Price, plus any dividends declared but unpaid thereon ("Series C-4 Preferred Pull-Up Payment").

Upon completion of the Series C-4 Preferred Pull-Payment, the holders of the remaining shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available

for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price (as noted above) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding- up. If, upon the occurrence of such event, the assets of the Company thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. After the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

The following events shall be deemed to be a liquidation, dissolution, or winding-up of the Company unless the holders of a majority of the outstanding shares of Preferred Stock (voting as a separate class on an as- converted to Common Stock basis) elect otherwise by written notice given to the Company at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose hereof, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged) or

(b) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the Company.

Voting—On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the provisions of the Company's amended and restated certificate of incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

The holders of record of shares of Series A Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect one (1) director of the Company (the "Series A Director"), the holders of record of shares of Series C Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect one (1) director of the Company (the "Series C Director"), the holders of record of shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred, and Series C-4 Preferred Stock, voting together as a single class shall be entitled to elect one (1) director of the Company (the "Series C-1/C-2 /C-3 /C-4 Director"), the holders of record of the shares of Preferred Stock, exclusively and voting together as a single class (on an as-converted to Common Stock basis), shall be entitled to elect one director of the Company and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company, if any.

Dividends—The holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, and Series C-3 Preferred Stock shall be entitled to receive dividends (on a pari passu basis), out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Company) on the Series AA Preferred Stock or Common Stock of the Company, at the Dividend Rate (as defined below), payable when, as and if declared by the Board. Such dividends shall not be cumulative. For purposes hereof, "Dividend Rate" shall mean $0.0309 per annum for each share of Series A Preferred Stock, $0.0639 per annum for each share of Series B Preferred Stock, $0.0777 per annum for each share of Series C Preferred Stock, $0.0815 per annum for each share of Series C-1 Preferred Stock, $0.0864 per annum for each share of Series C-2 Preferred Stock, $0.0904 per annum for each share of Series C-3 Preferred Stock, and $0.0885 per annum for each share of Series C-4 Preferred Stock (in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like occurring after the date of filing of the Company's Amended and Restated Certificate of Incorporation).

After payment of such dividends to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, and Series C-4 Preferred Stock, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then-effective conversion rate.

Certain Other Rights and Preferences—As set forth in the Company's Amended and Restated Certificate of Incorporation, the holders of Preferred Stock also have antidilution protections and certain other approval rights, which are listed in the protective provision section of the Company's Amended and Restated Certificate of Incorporation.

Secured Promissory Note—On September 26, 2020, the Company issued a non-recourse Secured Promissory Note to lend $1,000 to a co-founder. This Secured Promissory Note is collateralized by the co-founders outstanding shares of Common Stock. The interest is 2% per annum on the unpaid principal balance, and the principal is payable on or before the earlier of September 26, 2025, or immediately prior to the initial public offering, or the occurrence of a deemed liquidation event. As of the date of these consolidated financial statements, the amount remains outstanding to be received by the Company.

The Company accounted for the Secured Promissory Note as an in-substance repurchase of shares of its common stock from the cofounder at a price in excess of fair value with a concurrent issuance of a stock option.

7. **STOCK OPTION PLAN**

The Company accounts for our stock-based compensation under ASC 718, *Compensation—Stock Compensation*, using the fair-value-based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

The Company uses the fair value method for equity instruments granted to nonemployees and uses the Black-Scholes option-pricing model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (the measurement date) and is recognized over the vesting periods.

A summary of the stock-option activity for the years ended June 30, 2025 and 2024, was as follows:

	Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
Outstanding—June 30, 2023	17,961,034	0.30	5.70
Granted	1,596,193	0.26	
Exercised	37,770	0.11	
Canceled	5,854,351	0.23	
Outstanding—June 30, 2024	13,665,106	0.32	6.82
Granted	3,005,500	0.30	
Exercised	90,407	0.13	
Canceled	1,770,710	0.24	
Outstanding—June 30, 2025	14,809,489	0.33	6.56
Exercisable—June 30, 2025	12,566,103	0.33	6.34
Vested and expected to vest—June 30, 2025	14,809,489	0.33	6.56

The weighted-average grant-date fair value for stock options granted during the years ended June 30, 2025 and 2024, was $0.17 and $0.25 per share, respectively. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 2.35 years.

Stock-option grants during the years ended June 30, 2025 and 2024, were valued using the Black-Scholes option-pricing model and used the following weighted-average assumptions:

Expected volatility	61 %	59 %
Dividend yield	- %	- %
Risk-free interest rate	4.10 %	4.00 %
Expected term in years	5.12 years	5.98 years

- *Expected Volatility*—The expected volatility is based on an analysis of comparable public company volatilities.

- *Dividend Yield*—The Company has not, and does not, intend to pay dividends.

- *Risk-Free Interest Rate*—The Company applies the risk-free interest rate based on the US Treasury yield in effect at the time of the grant.

- *Expected Term in Years*—The expected term represents the average time that options vest are expected to be outstanding. The Company does not have sufficient history of exercise of stock options to estimate the expected term for employee stock options and, thus, calculates expected term using the simplified method, based on the average of the vesting term and the original contract term of the options.

During the years ended June 30, 2025 and 2024, stock compensation expense was $733 and $530, respectively, and is included as a component of payroll and related expenses in the accompanying consolidated statements of operations. As of June 30, 2025, the total unamortized stock-based compensation expense related to the nonvested units was $390.

8. **RELATED PARTIES**

The Company's transactions with related parties consist of consulting fees with one of the Company's nonemployee cofounders and flowers purchases from a farm affiliated with the cofounder.

Transactions with related parties during the years end June 30, 2025 and 2024, were as follows:

	2025	2024
Purchases of flowers—net	$ 912	$1,172
Consulting fees	319	444

Balances due from/due to related parties as of June 30, 2025 and 2024, were as follows:

	2025	2024
Promissory note due from cofounder	$ 1,082	$ 1,061
Accounts payable and accrued expenses	$ 227	$ 242

9. INCOME TAXES

The $122 and $0 provision for income taxes consists entirely of current state tax expense for the years ended June 30, 2025 and 2024, respectively.

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes for the years ended June 30, 2025 and 2024 are as follows:

	2025	2024
Deferred taxes:		
"NOL" carryforwards	$ 24,332	$ 24,649
Section 163(j) Deferral	1,908	1,128
Research and development tax credit	11	11
Accruals and reserves	610	508
Charitable contributions	48	75
Operating lease liability	863	1,313
Section 174 capitalized costs	1,827	1,178
Right of use asset	(571)	(882)
Fixed assets	(85)	(256)
Total Deferred Taxes	28,943	27,724
Valuation allowance	(28,943)	(27,724)
Net deferred taxes	$ -	$ -

The Company has evaluated the realizability of its gross federal and state deferred income tax assets. FASB ASC 740, *Income Taxes*, requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred income tax assets will not be realized. Realization of our deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of US earnings history, the US deferred tax assets, net of taxable temporary differences, have historically been fully offset by a valuation allowance.

Since inception, the Company may have encountered a change in ownership within the definition of the Internal Revenue Code Section 382, which may limit the amount of net operating losses (NOLs) available to be utilized against future taxable income. The Company has not performed a study to determine if a change in ownership exists. As such, the Company's existing NOLs may be subject to limitations arising from previous ownership changes. However, any limitations would not have impacted the results of the Company's operations and cash flows because the Company has recorded a valuation allowance against all of its net deferred tax assets as of June 30, 2025 and 2024, due to the uncertainty relating to the Company's profitability in the short term.

As of June 30, 2025 and 2024, the Company has NOL carryforward for federal income tax purposes of $87.3 million and $88.7 million, respectively. $34.2 million of the NOLs expire in varying amounts starting in 2034 through 2037 and $53.1 million of post 2017 NOLs can be carried forward indefinitely. The post 2017 NOLs can be carried forward indefinitely, and may only offset 80% of taxable income. As

of June 30, 2025 and 2024, the Company has a total state NOL carryforward of $86.5 million and $86.3 million, respectively, which will begin to expire in 2033.

The Company recorded valuation allowances at June 30, 2025 and 2024, of $28,943 and $27,724, respectively, for its total deferred tax assets, as it was more likely than not that such amount will not be realized. The valuation allowance increased by $1,219 during the year ended June 30, 2025, primarily due to the increase in capitalized research and development expenditures and an increase in interest expense carryforwards.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2025, the Company has a liability of $0.1 million to unrecognized tax related to state income tax matters. This will reduce effective income tax rate once the benefit is recognized in a future reporting periods.

The Company recognizes interest and penalties related to income tax matters in the provision for income taxes. As of June 30, 2025, the Company had $20 thousand in accrued interest and penalties interest and penalties which is included as a component of the $0.1 million unrecognized tax benefit described above.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed, due to the existence of NOL carryforwards beginning in tax year 2013. The Company is not currently under any other examination by tax authorities of any significant jurisdiction.

10. **LEASES**

Operating Leases—The Company has an operating lease for its office expiring in 2028. The Company has operating leases for its retail store facilities which are subject to certain options to extend. The leases or retail store facilities are accounted for as short term leases as any extension option to be executed will be evaluated considering business and economic factors at the end of each lease term. The remaining lease term for the office operating lease is 37 months and the discount rate applied is 2.9%.

In accordance with ASC 842, the components of lease expense and other information related to leases were as follows:

	2025	2024
Operating lease expense	$ 822	$ 852
Short term lease expense	84	192
Variable lease expenses	36	98
Sublease income	(816)	(816)
Total lease expense	$ 126	$ 326

Maturities of operating leases liabilities as of June 30, 2025 and 2024, are as follows:

**Years Ending
June 30**

	2025	2024
2025	$ -	$ 1,154
2026	1,194	1,194
2027	1,235	1,235
2028	1,278	1,278
2029	107	107
Interest on lease liabilities	(164)	(283)
Total	$ 3,650	$ 4,685

During the years ended June 30, 2025, and 2024, cash paid for amounts included in the measurements of lease liabilities was $1,154 and $1,115, respectively.

The Company's lease agreements include early termination provisions at the option of the Company. The future obligations table above does not give effect to the exercising of any such provisions.

11. **COMMITMENTS AND CONTINGENCIES**

Litigation—The Company is involved in routine litigation arising in the ordinary course of conducting its business. Management believes that there is no litigation asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company's financial statements.

12. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events from June 30, 2025, the date of these financial statements, through December 12, 2025, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended June 30, 2025. There were no subsequent events that require adjustment to or disclosure in the financial statements, except as disclosed in Notes 1 and 5.

* * * * * *

EXHIBIT F

Video Transcripts and Screenshots of Landing Page and FAQ





Solution Traction Expansion Competitive Advantage Impact Perks Team FAQs Invest Now

One of the Leading Digital Disruptors in the $100B Global Floral Market

The Bouqs Co. is reinventing **the $100B global floral industry**, online and in-store. The company's vertically-integrated model delivers fresher flowers, less waste, and industry leading customer loyalty. With a growing celebrity fanbase and America's largest subscription program, The Bouqs Co. is **launching 70+ new stores nationwide**. This is your chance to invest in what will be the first national chain of floral studios.

Invest Now

$2 Share Price | **$500** Min. Investment

SEC Filings Offering Circular Investor Education

















PUBLICATIONS

OPPORTUNITY

Capturing the $18B US Flower Market[1]

Historically, the $18 billion flower industry in the US has relied on an outdated supply chain, older technology and flawed business models that result in short vase life and financial losses.

Multi-layer supply chains result in lack of transparency and sustainability



- Most flowers take up to 2 weeks to reach customers resulting in shortened vase life[2]
- Up to 60% of flowers are wasted without ever being sold[3]
- Multi-layer supply chains result in lack of transparency and sustainability





SOLUTION

3X Faster & More Efficient Delivery

The recipe for scaling a global brand is to leverage convenient retail locations, customer loyalty, and consistent quality. The Bouqs Co. is doing that with flowers. Our proprietary supply chain platform harnesses the power of subscriptions, ecommerce, and retail to cut the time from farm to

home by 2–3X compared to traditional models. The result: fresher flowers and a premium experience customers love.



1–4 DAY DELIVERY
instead of the industry's 12-day average



90% OF OUR FLOWERS
go directly from farm to consumer



<5% PRODUCT WASTE
compared to 40–60% elsewhere



45% MORE DEMAND
unlocked by same day delivery

Traditional Model vs The Bouqs Model

Traditional Model

- Farm
- Importer
- Wholesaler
- Order Gatherer
- Consumer

Delivery Time	12 days
Waste Rate	40-60%
Margin Sharing	5-6 parties

The Bouqs Model
Full Transparency & Sustainability

- Farm
- Bouqs DC/Retail
- Consumer

Delivery Time	1-4 days
Waste Rate	<5%
Margin Sharing	2-3 parties



Invest Now

BUSINESS INSIDER

The best online flower delivery service for beautiful bouquets anytime

Read more →

USA TODAY

The Lego x Bouqs Botanicals collab features creativity and beauty that lasts forever

Read more →

HGTV

I'm a Former Florist, and This Is My Favorite Online Flower Delivery Service

Read more →

Forbes

The Best Online Delivery Service

Read more →



Bouqs
Investor Presentation
August 2025

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Learn more about how The Bouqs Co. will continue to disrupt the flower industry both online and off.

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00:30

TRACTION

270 Million Stems Sold

The Bouqs Co. is already the world's largest floral subscription business with repeat buyers spending $700+ per year. Their bouquets have been sold in Whole Foods, Macy's and more, and in their own shops. Publications like Forbes, WSJ and Real Simple Magazine are huge fans and some have featured Bouqs alongside celebrities including Robert Herjavec and.....

 Millions of orders per year

↗ **>100% YoY growth** in countries with stores

 **#4 highest-grossing-revenue**[4] Shark Tank company in history

$← **$750K-$1.2M** annual revenue per store

⚘ **One of the largest floral subscription business in the US**

⊙ **EBITDA positive** technology-forward consumer brand

EXPANSION

Leveraging Technology in Retail to Transform Floral Shop Economics

The Bouqs Co. is uniquely positioned to capture more market share by expanding same-day delivery and big ticket, high-margin event capabilities via retail expansion.

Retail Unlocks Rapid Growth for The Bouqs Co.:

✳ Unlocks 45% of demand with same-day and next day delivery, 7 days a week

✳ Greater customer lifetime value through high value weddings and events

✳ Reduced customer acquisition costs

✳ Ready-for- display arrangements at a higher Average Order Value

✳ Each location is a profitable billboard with micro-fulfillment capabilities

The Bouqs Flywheel*

Loyalty sows more loyalty.

1. **Over $18 billion US floral market** size and fragmented retail environment (~12,600 retail florists)

2. **Less than 5% waste** compared to industry average of 40% to 60%

3. Directly linking farms to consumers leading to **longer vase life** and less than 7 day delivery time compared to industry average of 12 days

4. **1.3 million eCommerce and Subscription orders in** FY'24

5. Premium and masspirational brand with the **highest rating on top review sites**

6. **Expanding owned & operated retail** locations through build/buy reinforces same-day, next-day, Events and B2B services platform



Flywheel Effect

1 Large TAM

2 Tech-driven

3 Diversified Floral

4 Highly Attractive

5 Premium Brand

6 Strong Prospects


Bouqs
Investor Presentation
August 2025

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Learn more about how The Bouqs Co. will continue to disrupt the flower industry both online and off.

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COMPETITIVE ADVANTAGE

Key points are efficiency, sustainability and loyalty...

When it comes to speed, freshness, waste, pricing, and customer loyalty, we win by a wide margin.

	Distruptor	Incumbents			Upstarts	
	The Bouqs Co.	1800flowers.com **Ownership**: Public **Geography**: Us	FTD **Ownership**: Nexus Capital/From You Flowers **Geography**: Us	Teleflora **Ownership**: The Wonderful Company **Geography**: US/Europe/Asia Pacific	Farmgirl **Ownership**: Family-owned **Geography**: US	urbanstems **Ownership**: SWaN & Legend Ventures **Geography**: US
Supply Chain Efficiency/Tech	✓	✗			○	
Brand/Merch/ Consumer-Centric	✓	○			✓	



IMPACT

More than Just Pretty Flowers

Eliminating waste, protecting the planet, and supporting the people who make it all possible.

00:29



1 NO POVERTY



8 DECENT WORK AND ECONOMIC GROWTH

	Ubiquitous	Accessible Price Point	NPS/Reliability	Subscriptions	Platform Play/Scalability

ENVIRONMENTAL IMPACT



- 40% lower transportation footprint vs. competitors
- 99% recyclable/compostable packaging, no wasted "empty space"
- Sustainable farming practices that use less water, energy, and chemicals
- Less than 5% waste in 2025 (vs. 40-60%

SOCIETAL IMPACT



- Support workers by only partnering with certified farms that follow responsible labor practices
- Year-round stability for growers through our subscription model
- 65 direct jobs, 500 farm jobs, and 300 supply chain jobs created

UN SDGS






- We contribute to the UN's Sustainable Development Goals, especially those focused on responsible production, decent work, and climate action.

Exclusive Investor Perks

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Loyalty-Based Bonus Shares

Receive

10%
Bonus Shares

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Invest

Invest
$500+

Receive
- $150 gift card (3x $50 gift cards)

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Invest

$1,500+

Receive

2.5%

Bonus Shares

- $250 gift card (5x $50 gift cards)

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$2,500+

Receive

5%

Bonus Shares

- $250 gift card (5x $50 gift cards)

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Invest

$5,000+

Receive

7.5%

Bonus Shares

- The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)
- $350 gift card (7x $50 gift cards)
- Invites to exclusive investor events (TBD)

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Invest

$10,000+

Receive

10%

Bonus Shares

- The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)
- $500 gift card (10x $50 gift cards)
- Invites to exclusive investor events (TBD)

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Invest

$25,000+

Receive

12.5%

Bonus Shares

- The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)
- $500 gift card (10x $50 gift cards)
- Invites to exclusive investor events (TBD)

Invest

$50,000+

Receive

15%

Bonus Shares

- The Bouqs Investor Merch Bundle (Florist Sweatshirt, Bouqs branded flower shears)
- After the first 10 – placards on the local store
- $500 gift card (10x $50 gift cards)
- Invites to exclusive investor events (TBD)

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TEAM

The Minds Behind Our Blooming Business



John Tabis

Founder & Chairman of the Board

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A proven brand builder and entrepreneur with deep experience in software, B2B SAAS, marketplaces, innovative media ventures and consumer products, John Tabis is Partner & Head of Venture Building at M13, a top tier VC in Santa Monica CA. At M13, John leads all incubation and Venture Studio efforts, building software businesses from scratch in partnership with Founders, Corporates and Celebrities.



Juan Pablo Montufar-Arroyo

Co-Founder and Chief Floral Officer

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Juan Pablo Montúfar is a flower farmer turned entrepreneur. He grew up in Ecuador, where he still resides with his family, and is responsible for managing relationships with overseeing floral operations for the Bouqs Company. Montúfar earned a B.S. in Biochemistry from the University of Notre Dame in 2000 and returned to complete his
MBA there in 2007. With a background that combines deep agricultural knowledge and a passion for sustainable business, Montúfar has helped shape The Bouqs Company into a leading player in the floral industry.



Kimberly Tobman

Chief Executive Officer and Board Member

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Kimberly Tobman currently serves as Chief Executive Officer and Board Member of The Bouqs Company. Tobman was a founding member of TechStyle Fashion Group (Fabletics, JustFab, ShoeDazzle & Savage X Fenty), and has spent more than 15 years launching, operating, and scaling brands from conception to reaching hundreds of millions in revenue. After serving as the original General Manager of Savage X Fenty, Kim joined The Bouqs Company as Chief Revenue Officer in 2018. Kim has also served as the first President of SKIMS and as an advisor to businesses in beauty, CPG and multi-brand retail. A life-long resident of Los Angeles, Tobman currently resides in the area with her husband and 2 children.

Frequently Asked Questions

Offering   Company

1. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow. ∨

2. How much can I invest? ∨

3. How do I calculate my net worth? ∨

4. What are the tax implications of an equity crowdfunding investment? ∨

5. Who can invest in a Regulation CF Offering? ∨

6. What do I need to know about early-stage investing? Are these investments risky? ∨

7. When will I get my investment back? ∨

8. Can I sell my shares? ∨

9. Exceptions to limitations on selling shares during the one-year lockup period: ∨

10. What happens if a company does not reach their funding target? ∨

11. How can I learn more about a company's offering? ∨

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

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Sources

1. https://www.arizton.com/market-reports/floral-gifting-market-in-united-states-2025
2. https://floralife.com/wp-content/uploads/2021/09/Best-Practices-For-Shipping-Storage-of-Fresh-Cut-Flowers_Nov-2012.pdf?utm_source=chatgpt.com
3. https://floralife.com/2022/08/03/total-quality-management-research-guides-postharvest-quality-success/
4. https://www.investopedia.com/articles/investing/082415/10-most-successful-products-shark-tank.asp

* This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on Issuer related matters.





🌹 Bouqs // Campaign Script v1.3

Words: ~386
Time:

Audio	Video	On Screen Graphics / Text	Timecode

JOHN: On *Shark Tank*, every Shark said no.	John to camera	L3: *John Tabis Founder & Chairman, The Bouqs Co.*	
JOHN: Today, we're one of *Shark Tank's* biggest success stories, backed by over $80M from investors including Shark, Robert Herjavec. Our products are in Whole Foods and Macy's — now you can invest in our growth.	Montage: investors, handshake shots. Robert popping champagne with the team.	Text: *$80M+ Raised*	
JOHN: Bouq's the world's largest flower subscription business, and now we're building the Starbucks of flowers:	`Split-screen: Starbucks store → Bouqs store.`	Text: *The Starbucks of Flowers*	
KIM: Flowers are an $18B industry running on a broken model.	Kim on camera	L3: Kim Tobman, CEO Text: *$18B U.S. Floral Industry*	
KIM: The industry forgot its roots — but customers haven't. They expect freshness, emotion, and experience. The current model delivers none of that.	Transition to withered bouquet. Or maybe something less on-the-nose and corny – e.g., a pile of discarded stems to show the waste.	Text: *12 days delivery time*	
KIM: Up to 60% of stems are wasted before they're ever sold.	Trash bins full of flowers.	Text: *40–60% wasted*	

KIM: And too often, you don't even get what you ordered.	Split screen: product photo vs. wrong bouquet.	Text: *Low accuracy*	
JP: As a flower farmer in Ecuador, I saw how broken the industry was.	JP to camera.	L3: *JP Montúfar, Co-Founder & Chief Floral Officer*	
JP: Farmers squeezed, flowers wasted, customers disappointed.	Farm B-roll.		
JP: We fixed that. We source directly from sustainably managed farms in South America, like our first partner in Cayambe, Ecuador.	Do we have footage of this farm in particular? Or any specific farm? Or even, ideally, can we get JP on a specific farm?	Text: *Farm-direct supply chain*	
JP: We only harvest what we need, and we control every step, with fewer handoffs.	Wide shots of farms, workers harvesting.	Text: *Demand-based harvest* *End-to-end control* *Fewer handoffs*	
KIM: That means 1-4 day delivery instead of 12, less than 1% waste, and 99.9% accuracy.	Simple diagram animation: Farm → Bouqs → Customer.	Text: *1–4 Day Delivery* *<1% Waste* *99.9% Accuracy*	
JP: Everyone wins: better margins for farmers, and fresher affordable flowers for customers.	Split screen: happy farmers and happy customers.		

KIM: That's how Bouqs has become a nine-figure business today.	Logo animation + revenue growth bar chart.	Text: *Nine-figure revenue*	
JOHN: One that's Featured in Forbes, Wirecutter, and Good Housekeeping.		Logos appearing on screen: *Forbes, Wirecutter, Good Housekeeping*	
JP: But we started Bouqs for one simple reason: we love flowers. They're part of celebrations, traditions, and core memories.	Lifestyle montage.		
JP: Every Bouq is designed with love. Modern, curated bouquets with classic elegance.	Stylish montage: curated bouquets in clean settings.		
KIM: And they're affordable. Our farm-direct supply chain cuts out middlemen.	Customer unboxing.		
JOHN: We had over 1.3 million orders last year, with less than 3% complaints – well below industry norms.	Families and couples placing Bouqs flowers in their homes.	Text: *1.3M+ Orders FY'24*	
KIM: Nearly 40% of revenue comes from repeat subscribers who spend over $700 a year.	Subscription UX + customer shots.	Text: *40% from Repeat Subscribers*	

JOHN: Now we're raising money for our next step: Expanding into retail, unlocking same-day delivery.	Bouqs storefront with customers inside.		
JOHN: That more than doubles online conversions and taps into 45% of demand.	Delivery vans, bike couriers.	Text: *2.3X Conversions*; *45% Demand Unlocked*	
JP: We already have stores in Los Angeles, Orange County, and more.	Exterior shots montage.	Text: *Now Open: Los Angeles • Orange County • San Diego • San Francisco*	
JOHN: With 70+ more on the way, through a partnership with a $4 billion national retailer.	Map animation with expanding store icons.	Text: *70+ New Stores Coming*	
KIM: Each new store pays back in just 14 to 16 months. In areas with stores, sales grew up to 135% year over year.	Graph animation.	Text: *14–16 Month Payback*; *135% YOY Growth*	
JOHN: Our vision is simple: A Bouqs shop in every town.	Map animation filled with Bouqs logos.		
JP: The first national flower brand, built on sustainability, trust, and joy.	Smiling faces with flowers.	Text: *The First National Floral Brand*	

KIM: For the first time, we're inviting everyday investors to join us.	Kim to camera.	Text overlay: *Open to Investors Like You*	
JOHN: We're already thriving. We're ready to scale. Bloom with us. Invest in Bouqs today.	Closing: logo lockup, flowers filling the frame.	CTA: *Invest in Bouqs Today* + Campaign URL	

EXHIBIT G

Contract with DealMaker



Order Form
Reg CF

Prepared for: The Bouqs OpCo, LLC **Quote Date:** Aug 27, 2025

Contact: Kim Tobman **Valid Until:** Sep 30, 2025

Email: kim@thebouqs.com **Proposed By:** Anna Litvinova

Billing Information

Effective Date:	Aug 27, 2025 1:46:33 PM UTC-0700
Payment Terms:	$30,000 due on signing, $10,000 net 30, $10,000 net 60
Billing Contact:	John Tabis
Billing Phone:	3129529068
Billing Email:	john@thebouqs.com
Billing Address:	4094 GLENCOE AVE, Marina Del Rey California US 90292

Set Up Fees

Set Up Fees	Net Price
DealMaker Marketing Services - Full Package Setup	$30,000
DealMaker Shareholder Services - Setup	$2,500
DealMaker Securities – Reg CF Onboarding	$12,500
DealMaker.tech Plus Setup	$5,000
Total Net Setup	**$50,000**

Monthly Fees

Monthly Fees	Net Price
DealMaker Marketing Services - Marketing Advisory Monthly Fee	$11,000
DealMaker Marketing Services - Marketing Consulting Monthly Fee	$2,000
DealMaker.tech - Plus Platform Monthly Fee	$2,000
Total Net Monthly	**$15,000**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By proceeding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described in the Schedule "Summary of Compensation" attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

The Bouqs OpCo, LLC	
Name	Kimberly Tobman
Title	CEO
Signature	
Date	Aug 27, 2025 1:46:33 PM UTC-0700

Schedule "Summary of Compensation"

Activation/Setup Fee: Onboarding, Due Diligence and Asset Creation: $50,000
>   *This fee includes:*
  i. $12,500 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
  ii. $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
  iii. $30,000 payable to DealMaker Marketing Services LLC (O/A "DealMaker Reach")
         for consulting and developing materials for self-directed electronic roadshow; and
  iv. $2,500 payable to DealMaker Transfer Agent LLC (O/A "DealMaker Shareholder Services")
         for Onboarding.

Monthly Subscription Fee: $2,000
- Monthly account management and software access fees commence in the month of the Commencement date. If no Commencement date is stated on the Order Form, monthly fees commence in the first month following the Effective Date.

Usage Fee: 8.5% Cash Fee From All Proceeds:
- Cash Fee is payable to DealMaker Securities and Customer may elect to offset all or a portion of this fee by levying an administrative fee to investors.
- Cash fee includes all payment processing fee, transaction fee, electronic signature fee and AML search fee. Cash fee does not include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Marketing Services: $13,000 Monthly
>   Marketing Services are separately available from DealMaker Marketing Services per the terms set forth on Schedule "Marketing Scope of Services (Marketing Services)".

DealMaker Shareholder Services:
- $250 monthly subscription fee for DealMaker Shareholder Services Management portal.
- DealMaker Shareholder Services include the issuance of securities by DealMaker Shareholder Services to investors in any Offering conducted on DealMaker, as well as the maintenance of Customer's register of securities
- Fee for additional DealMaker Shareholder services is listed on the DM Shareholder Services Services Rate card [here](#) and is subject to regular update in the ordinary course.

Note: Prices are standard base fee and subject to additional customization fee. A condition of the use of DealMaker Transfer Agent LLC (O/A "DealMaker Shareholder Services") is that Customer continue to pay any and all outstanding fee owing to DealMaker, including software fee for use of the DealMaker Shareholder Services Management portal on a monthly basis.

Schedule "Marketing Scope of Services (DealMaker Marketing Services LLC (O/A "DealMaker Reach"))"

Full Marketing Fee Includes:

1. Website Design and Development:
   - Copywriting and design of the website with up to 3 rounds of revisions at the copywriting stage and design stage each.
   - Development of the website using Webflow.
   - Integration of tracking, analytics, and pixels.
   - Ongoing maintenance and management of website content.
2. Audience-Building Infrastructure:
   - Audience building through email capture on landing pages.
   - Creation of the following email series:
     i. Investor educational email series (4 to 6 emails)
     ii. Post investment series (1-2 emails)
   - Ongoing email list nurturing with updates from the Customer's campaign announcements, relevant news, and webinars.
   - Design and implementation of email capture in Klaviyo.
   - Integration of DealMaker webhooks to build and track the investor funnel and status.
3. Video Production:
   - Creation of a campaign video to highlight the investment opportunity.
     i. 90-120 Seconds
     ii. Basic Motion Graphics (includes lower-thirds, basic text animations, etc.)
     iii. Access to Stock Footage
   - Creation of video script with up to 2 rounds of revisions on the script.
   - One full day of video shooting (up to 10 hours).
   - Creation of final video with up to three revisions of edits
4. Conversion Rate Optimization (CRO):
   - Continuous testing of website content to improve conversion rates.
5. Email Marketing:
   - Ongoing nurturing of the email list with updates repurposed from the Customer's campaign announcements, relevant news, and webinars.
6. Ad Creative
   - 4-6 image assets resized for all channels
   - 2-3 video assets resized for all channels
   - 3-4 copy variations applicable to respective channels
7. Paid Media
   - Management of Google ADs including Search, Display, Google Discovery, and YouTube ads.
   - Management of Meta Ads (Facebook & Instagram) as well as Twitter/X ads upon request.
   - Ongoing testing of ad copy and creative.
8. Partnerships:
   - Sourcing and negotiating private ad placements with relevant publishers and email newsletters.
9. Reporting:
   - Regular calls: bi-weekly
   - Strategic planning, implementation, and execution of the marketing budget.

- Coordination with third-party agents in connection with the performance of services.
- Monthly forecasting.
- Monthly and bimonthly report generation.

Customer is responsible for reviewing items 1 through 9 with Customer's professional advisors, as required Marketing Services monthly fee will commence in the first month following **the Effective Date**.

FEE NOT INCLUDED
- Expenses

Marketing Services are provided by DealMaker Marketing Services LLC (O/A "DealMaker Reach"). Customer hereby agrees to the terms set forth in the DealMaker Marketing Services Terms of Service linked [here], with fee described on Schedules "Summary of Compensation" and "Marketing Scope of Services (DealMaker Marketing Services LLC (O/A "DealMaker Reach"))" hereto.

Customer Signature	
	(signature)

Schedule "Broker Dealer Services" (DealMaker Securities LLC)

Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked [here](), with compensations described on Schedule "Summary of Compensations" hereto.

Customer Signature	

Schedule
"DealMaker.tech Subscription Platform and Shareholder Services Online Portal"

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Shareholder Services

- Access to DM Shareholder Management Technology to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly compensation is payable to DealMaker.tech while the client has engaged DealMaker Shareholder Services

Subscription Management and DM Shareholder Management Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	

Schedule “Transfer Agent Services” (DealMaker Shareholder Services)

Account Setup:

General onboarding and customer account setup, includes:

- Upload of existing shareholder list (2,500 shareholders or fewer)
- Issuer review and compliance package (directors resolutions, etc)

Shareholder Services Management Portal Monthly Compensation

.

Number of Shareholders	Monthly Compensation
0-250	$250 minimum flat fee
251-500	$0.75 / shareholder
501-1500	$0.50 / shareholder
1,501-5,000	$0.20 / shareholder
5,001-10,000	$0.10 / shareholder
10,001+	$0.08 / shareholder

Issuance Compensation (Per Action)

Electronic Record (Book Entry) security issuance compensation included

Compensation for additional services is listed on the DealMaker Shareholder Services Rate card [here] and is subject to regular update in the ordinary course. **Upload of historic shareholder list includes up to 2,500 shareholders provided that that shareholder data meets DealMaker’s standard data format. Services related to onboarding historical shareholders where data is not provided in DealMaker’s standard format or above and beyond the first 2,500 shareholders will be billable at DealMaker Shareholder Services standard hourly rates of $50 per hour.**

A condition of the use of DealMaker Shareholder Services is that Customer continue to pay any and all outstanding compensation owing to DealMaker, including software compensation for use of the DealMaker Shareholder Services Management portal on a monthly basis, on the compensation and terms established in the Order Form entered into between Customer and DealMaker.

Customer hereby engages and retains DealMaker Transfer Agent LLC, a registered Transfer Agent, (O/A "DealMaker Shareholder Services") to provide the applicable services described [here], with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	



DEALMAKER TERMS OF SERVICE

These Terms of Services (**"Terms"**) govern access to the software and services provided by any of the DealMaker entities such as Novation Solutions Inc., O/A DealMaker (**"DealMaker.tech"**), DealMaker Reach, LLC (**"DM Reach"**), DealMaker Securities LLC (**"DMS"**) and DealMaker Transfer Agent LLC, O/A DealMaker Shareholder Services (**"DMTA"**) (individually, each a **"DealMaker Entity"** and collectively, the **"DealMaker Entities"**). Each of the entities may be referred to as **"DealMaker"** or the **"Company"** in these Terms.

These Terms have legal implications. It is important that you read these terms carefully, and consult legal counsel if you determine that is appropriate, in order to understand these Terms.

The Terms, together with the DealMaker order form from which this page was linked (**"Order Form"**), form an agreement between the Customer (as defined in the order form) and the applicable DealMaker entit(ies) being engaged for technology or services (each an **"Agreement"**). Each of these Agreements may be referred to as "an Agreement" or "the Agreement" in these Terms.

Each Agreement contains, among other things, warranty disclaimers, liability limitations and use limitations. Each Agreement also contains an arbitration provision which is enforceable against the parties and may impact your rights and obligations. By signing the Order Form and using the DealMaker Entity services described in such Order Form, Customer accepts and agrees to be bound by these Terms.

These Terms apply to all DealMaker Entities unless a DealMaker Entity is explicitly excluded or alternative terms are supplemented, as indicated below.



1. Definitions

"Account" means Investment funds deposited in Customer's account with a financial institution by (i) Customer's investors directly, funded via wire or check or (ii) a third party payment processor, prior to the Closing of any transaction involving such investments.

"Closing" means the resolution of all applicable AML-related exceptions or discrepancies identified through any searches provided by third parties through Company or otherwise identified by or to Company for all transactions associated with an investment and the acceptance by the Customer of the investment associated with such transactions.

"Closing Date" means the date of each Closing.

"Commencement Date" occurs in the month the Customer begins paying monthly subscription fees. If no Commencement Date is stated on the Order Form, monthly subscription fees are payable in the month following the Effective Date.

"Customer Payment Processing Account" means a Customer's account with a third party payment processor into which Customer deposits investment funds.

"DM Shareholder Management Technology" means DealMaker's investor communication functionality technology and/or services provided by DealMaker.tech.

"Effective Date" is the date the Agreement is signed.



"Escrow Account" means Customer's third-party escrow account into which Customer directs investment funds from Investors.

"Improvements" means any improvements, updates, variations, modifications, alterations, additions, error corrections, enhancements, functional changes or other changes to the Software, including, without limitation: (i) improvements or upgrades to improve software efficiency and maintainability; (ii) improvements or upgrades to improve operational integrity and efficiency; (iii) changes or modifications to correct errors; and (iv) additional licensed computer programs to otherwise update the Software.

"Intended Purpose" means Customer's use of the Software to raise capital online via technology or services provided by DealMaker.tech.

"Offerings" refers to online capital formation transactions completed by Company's Customers or Customer's clients, using the Software.

"Software" means the DealMaker™ cloud-based software program developed by Company, including its features, functionality, performance, application and use, any related printed, electronic and online documentation, manuals, training aids, user guides, system administration documentation and any other files that may accompany the Software used by the Customer.

"TOS" means the DealMaker.tech website terms of service located at https://www.dealmaker.tech/terms.



2. Term and Termination

2.1. Term

Unless otherwise stated in the Order Form, the Agreement will remain in effect from the Effective Date until the first day of the month following the completion of an Offering ("Term"). The Term for DMTA is set forth in the DMTA terms.

2.2. Renewal

2.2.1. Activation Fees: Unless otherwise specified in the Order Form, activation fees do not renew. Activation fees are one-time fees. These may also be referred to as "Launch Expenses" or "Setup," if they precede the Offering launch or commencement of Services

2.2.2. Monthly Subscription Fees: Unless otherwise specified in the Order Form, Monthly Subscription Fees ("Subscription Fee") automatically renew each month.

2.2.3. DM Shareholder Management Technology Fees : DM Shareholder Management Technology is a service offered by DealMaker.tech. Unless otherwise specified in the DealMaker.tech or DMTA fee schedules to your Order Form, fees for use of the DM Shareholder Management Technology, when applicable, will automatically renew each month and the services can be canceled within any month upon written notice, effective the month following cancellation of DealMaker.tech services, except for DMTA Customers. Cancellation of fees for use of DM Shareholder Management Technology for DMTA customers is governed by the DMTA terms.

2.2.4. DealMaker Transactional Fees are incurred at the time of each transaction and charged on a per use basis, as specified in the Order Form.



2.3. Termination

2.3.1. <u>Termination for Cause</u>. Customer or any DealMaker Entity may terminate this Agreement immediately for Cause, as to any or all Subscription services. "Cause" includes a determination that a party is acting, or have acted, in a way that has negatively reflected on or impacted, or may negatively reflect on or impact the other party, its prospects, or its customers, including without limitation in a way that violates or causes a violation of applicable law or regulation. Upon termination for cause, there are no additional fees incurred. All prepaid unused fees would be returned.

2.3.2. Otherwise, an Agreement may only be terminated as follows:

a. <u>Material Breach</u>: A party may terminate this Agreement upon sixty (60) days written notice if the breaching party fails to perform or observe any material term, covenant, or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied after sixty (60) days' written notice of such failure from Company to Customer.

If the breach has not been cured within the sixty day period, the non-breaching party may terminate this Agreement forthwith and may immediately exercise any one or more of the remedies available to it under the Terms of this Agreement, in addition to any remedy available at law.

b. <u>Customer Default</u>. If Customer defaults in performing its obligations under an Agreement, Company may terminate this Agreement (i) upon written notice if any material representation or warranty made by Customer proves to be incorrect at any time in any material respect or (ii) upon written notice, in order to comply with a legal requirement, if such compliance cannot be timely achieved using commercially reasonable efforts, after Company has provided Customer with as much notice as practicable.

c. <u>Right of Termination – Insolvency/Bankruptcy</u>: A party may terminate an Agreement immediately, if the other party becomes the subject of a petition in bankruptcy or any other proceeding relating to insolvency, cessation of business, liquidation or assignment for the benefit of creditors, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency, or other similar law. In the event of Company insolvency, all of the Customer's



assets are immediately released.

(collectively, **"Termination Reasons"**)

Other than the Termination Reasons, unless explicitly stated otherwise, an Agreement may not otherwise be terminated prior to the end of the Term.

2.3.3. The termination of an Agreement as described herein shall not exclude the availability of any other remedies. Any delay or failure by either party to exercise, in whole or in part, any right, power, remedy or privilege shall not be construed as a waiver or limitation to exercise, in whole or in part, such right, power, remedy or privilege.

2.3.4. All terms of an Agreement, which should reasonably survive termination, shall survive, including, without limitation, confidentiality, limitations of liability and indemnities, arbitration and the obligation to pay fees relating to services provided by the DealMaker Entity prior to termination.

3. Payment & Billing

DealMaker shall be compensated as set out in the Order Form. Unless otherwise specified in the schedules to the Order Form, Customer will be invoiced on a monthly basis. Payment will be automatically debited from the Customer's bank account or credit card on file, with a receipt to be automatically delivered. Invoices will be available for the Customer to review upon request. In the event that any Customer payment fails, in respect of any invoice due and payable to a DealMaker Entity (**"Arrears"**), Customer must re–connect its bank account or update credit card within fourteen (14) days and submit payment for any Arrears. Unless Arrears are cleared and accounts are brought back into good standing within 14 days, automated payouts and reconciliation reporting will be disabled. In the event the Arrears are not cleared or accounts are not brought back into good standing within 30 days, all services will be paused until payment is received and the Customer's bank account or credit card authorization is restored. DealMaker reserves the right to debit from Customer's payment account in respect of any Arrears aged beyond thirty days unless the Customer disputes the charges in writing.



4. Intellectual Property

4.1. Title. Company retains title to and sole ownership of the Software and all Improvements.

4.2. Cloud-Based Software. The Software is cloud based. As such, the source and object code are located on servers outside of the Customer's premises. Customer shall have no access to the facilities at which the Software is hosted.

4.3. Intellectual Property. All Intellectual Property, Intellectual Property Rights and distribution rights associated with or arising from Company's Confidential Information including but not limited to the Software, remain exclusively with Company. **"Intellectual Property"** includes, without limitation, with respect to all DealMaker Products: all technical data, designs, specifications, software, data, drawings, plans, reports, patterns, models, prototypes, demonstration units, practices, inventions, methods and related technology, processes or other information, and all rights therein, including, without limitation, patents, copyrights, industrial designs, trade-marks and any registrations or applications for the same and all other rights of intellectual property therein, including any rights that arise from the above items being treated by the parties as trade secrets (the rights being **"Intellectual Property Rights."**)

4.4. Restrictions.

4.4.1. Customer may not: (i) modify, enhance, reverse-engineer, decompile, disassemble or create derivative forms of the Software; (ii) copy the Software; (iii) sell, sub-license, lease, transmit, distribute or otherwise transfer rights in/to the Software; (iv) allow third-party use of the Software installed at the Site; or (v) pledge, hypothecate, alienate or otherwise encumber the Software to any third party.

4.4.2. Use of the Software is restricted to the Intended Purpose only. Customer agrees not to engage in any activity restricted by the TOS or transfer any information restricted by the TOS.

4.4.3. Customer acknowledges that unauthorized reproduction or distribution of the Software is expressly prohibited by law, and may result in civil and criminal penalties. Violators may be prosecuted. Customer may not reverse engineer, decompile,



disassemble or otherwise attempt to discover the source code of the Software, DealMaker website or any part thereof, except and only to the extent that such activity is expressly permitted by applicable law notwithstanding this limitation.

4.5. Customer represents and warrants that any Customer assets or materials provided and the intended use thereof in accordance with the terms of each Agreement, will not infringe, violate, or misappropriate any third party rights, including without limitation, any copyrights, trademarks, trade secrets, privacy, publicity, or other proprietary or intellectual property rights.

4.6. Customer represents and warrants that Customer will not to bid on or use any DealMaker Entity trademarks, brand names, or any variations thereof in Customer's paid search advertising campaigns. This includes, but is not limited to, Google AdWords, Bing Ads, and other search engine marketing platforms. Unless otherwise provided for in the Agreement, Customer shall not:

4.6.1.bid on or use our trademarks as keywords in Customer's paid search campaigns;

4.6.2. include DealMaker Entity trademarks in Customer's ad copy, display URL, or landing page URL; or

4.6.3. use any misspellings, variations, or confusingly similar terms to DealMaker Entity trademarks in Customer's paid search activities;

DealMaker reserves the right to monitor and enforce compliance with these trademark bidding restrictions.



5. Confidential Information

5.1. **"Confidential Information"** means any and all confidential or proprietary information of DealMaker or Customer, including affiliates thereof, which has been or may be disclosed by one party to this Agreement ("Disclosing Party") to the other party ("Receiving Party"), at any time prior to and during the Agreement Term, including, without limitation, the names of employees and owners, the names or other personally identifiable information of customers, business and marketing information, technology, know-how, ideas, reports, techniques, methods, processes, uses, composites, skills, and configurations, intellectual property of any kind and all documentation provided by investors in the Offering. Without limiting the generality of the foregoing, DealMaker's Confidential Information includes: (i) the Software; (ii) the computer code underlying the Software, including source and compiled code and all associated documentation and files; (iii) information relating to the performance or quality of the Software and services provided by the DealMaker Entity; (iv) the details of any technical assistance provided to Customer during the Term; (v) any other products or service made available to Customer by DealMaker during the Agreement Term; and (vi) information regarding DealMaker's business operations including its research and development activities. All work product, pricing, Agreement terms and process information of either party exchanged with the other party to perform the terms of the Agreement is agreed to be Confidential Information, except that any logos or marketing references are not Confidential Information.

5.2. **"Confidential Information"** does not include information that: (i) is or has become generally known to the public without any action by the non-disclosing party; (ii) was known by either party prior to entering into the Agreement; (iii) was independently determined by either party; or (iv) was disclosed to the relevant party without restriction by a third party who, to the best of such party's knowledge and belief, had no obligation not to disclose such information.

5.3. Neither party may disclose Confidential Information without the express written consent of the other party, except as specifically contemplated in this Agreement.

5.4. Trade Secrets.   Notwithstanding anything to the contrary herein, with respect to Confidential Information that constitutes a trade secret under the laws of any jurisdiction,



such rights and obligations shall survive such expiration or termination until, if ever, such Confidential Information loses its trade secret protection other than due to an act or omission of the receiving Party or its Representatives.

5.5. By executing this Agreement, the Customer is providing written consent for DealMaker to disclose Confidential Information but only to the extent required to carry out the terms of this Agreement. Customer's investors will be required to sign-in to the DealMaker.tech portal and agree to the DealMaker.tech TOS. The parties agree that this process shall not constitute a disclosure of "Confidential Information" as described in this section.

5.6. Notwithstanding anything in this section, Customer and DealMaker hereby agree that each party may use the other party's logo for promotional purposes (**"Logo Use"**). The parties acknowledge that Logo Use does not include the use of any descriptive copy, all of which must be approved by Customer and DealMaker in writing. Except as provided for in this paragraph, nothing contained in this Agreement will be construed as granting Customer or DealMaker any right, title or interest in or to any or to use any of the other party's Confidential Information. Customer or DealMaker may terminate Logo Use at any time, with or without cause, upon written notice to the other party. For any Customer conducting a public offering on the DealMaker platform (i.e. Regulation A or Regulation CF offerings), in which the offering is already in the public domain, Customer agrees that DealMaker may disclose Customer name and offering proceeds to third party data aggregators for the purpose of generating industry reports. Industry reports shall not include publication of Customer name or the amount raised.

5.7. Authorized Disclosure. Each party may, without the consent of the other party, disclose Confidential Information to the extent reasonably necessary to comply with applicable regulatory demands or orders in connection with the purpose for which the Customer enters into this Agreement. Each party may disclose the existence of this Agreement and any relationship between the parties.



6. Exclusion of Warranties

6.1. Except as expressly stated in this Agreement, DealMaker makes no representations or warranties or covenants to Customer, either express or implied, with respect to the Software, services provided by the DealMaker Entity or with respect to any Confidential Information disclosed to Customer. DealMaker specifically disclaims any implied warranty or condition of non-infringement, merchantable quality or fitness for a particular purpose. Customer acknowledges that the Software is in continuous development and that it has been advised by DealMaker to undertake its own due diligence with respect to all matters arising from this Agreement. All services are provided on an "as is" and "as available" basis without any warranties, express or implied, including, without limitation, implied warranties of merchantability or fitness for a particular purpose, and DealMaker expressly disclaims all warranties. Customer agrees and understands that no DealMaker entity has any fiduciary duty to Customer.

6.2. No Improvements. Company is under no obligation to provide Improvements to the Software during the Term.

6.3. Any Improvements Gratuitous. Any Improvements provided by DealMaker to Customer from time to time during the Term shall be, unless otherwise stated, construed as being provided on a purely gratuitous basis and shall not give rise to any right or entitlement on the part of Customer, except as otherwise specifically provided in this Agreement. Any Improvements so provided shall be governed by the same terms and conditions applicable to the Software, as described herein, unless otherwise outlined in a fee schedule or addendum to this Agreement.

6.4. No Future Entitlement. Nothing in this Agreement shall be construed as creating any obligation on DealMaker to continue to develop, commercialize, offer, make available or support (i) the Software; or (ii) any feature, functionality or Improvement as may be encompassed in the Software from time to time during the Term, beyond the duration of the Term.



6.5. <u>Company Templates and Samples are Provided with No Warranties</u>. Customer may request access to DealMaker's templates and resources to help organize and set up an offering or any communications related thereto. These resources may include template communications, educational packages, resources for the management of administrative and collaborative tasks, and best practices observed from other offerings and industries. Customer acknowledges and agrees that, by providing access to any documents, training, or resources, DealMaker is not rendering and shall not be deemed to have rendered any legal, tax, investment, or financial planning advice. Customer shall, as it deems necessary or advisable, consult its own legal, tax, investment, or financial planning advisers. All templates and samples are provided with no warranties whatsoever and by making use of such materials, Customer is agreeing to voluntarily assume any liability with respect thereto.

7. Limitation and Exclusion of Liability

Unless otherwise specified herein, in no event is DealMaker's liability for any damages on any basis, in contract, tort or otherwise, of any kind and nature whatsoever, arising in respect of this Agreement, howsoever caused, including damages of any kind and nature caused by DealMaker's negligence or by a breach of contract or any other breach of duty whatsoever, to exceed the fees actually paid to DealMaker by Customer during the Term. Customer acknowledges that DealMaker has set its fees under this Agreement in reliance on the limitations and exclusions of liability set forth in this Agreement and such reliance forms an essential basis of this Agreement.

8. Indemnification

<u>Applicability of Indemnification Clause:</u> Customers of DMTA are bound by the separate indemnification clauses applying only to DMTA.



8.1. Indemnification by Customer. Customer shall indemnify and hold each DealMaker Entity, its affiliates and their respective members, officers, directors and agents (**"Indemnified Parties"**) harmless from any and all actual or direct losses, liabilities, claims, demands, judgements, arbitrations awards, settlements, damages, direct fees, costs and expenses (including attorney fees and costs) (collectively **"Losses"**), resulting from or arising out of any third party suits, actions, claims, demands, investigations or similar proceedings (collectively **"Claim"**) to the extent they are based upon (i) a breach of this Agreement by Customer, (ii) the wrongful acts or omissions of Customer, (iii) Customer, or Customer's clients' engagement with DealMaker and any actions taken in conjunction therewith, including but no limited to usage of the Software, whether or not such activities are in accordance with Intended Usage or (iv) the Offering. **"Losses"** includes, losses arising from payment processing which are losses arising from chargebacks, clawbacks, payment reversals, fraudulent charges, insufficient credit, unauthorized charges, claims of Customer or third parties regarding payment disputes, and any other problems relating to card or ACH payments made for the benefit of Customer (**"Payment Processing Losses"**).

8.2. Indemnification by Company. The applicable DealMaker Entity shall indemnify and hold Customer, Customer's affiliates and Customer's representatives and agents harmless from any Losses resulting from or arising out of Claims to the extent they are based upon (i) such DealMaker Entity's breach of this Agreement (ii) the negligence, fraud, bad faith or willful misconduct of the DealMaker Entity or (iii) DealMaker Entity's failure to comply with any applicable laws in the performance of its obligations under this Agreement.

8.3. Indemnification Procedure. If any proceeding is commenced against a party entitled to indemnification under this section, prompt notice of the proceeding shall be given to the party obligated to provide such indemnification. The indemnifying party shall be entitled to take control of the defense, investigation or settlement of the Proceedings and the indemnified party agrees to reasonably cooperate, at the indemnifying party's cost in ensuing investigations, defense or settlement. The indemnifying party shall reimburse the indemnified party for all expenses (including reasonable fees, disbursements and other charges of counsel) as they are incurred in connection with investigating, preparing, pursuing, defending, or settling a Claim (including without limitation any shareholder or derivative action); provided, however, that indemnifying party will not be liable to indemnify and hold harmless or reimburse an indemnified party pursuant to this paragraph to the extent that an arbitrator (or panel of arbitrators) or court of competent jurisdiction will have determined by a final non-appealable judgment that such Claim resulted from the gross



negligence or willful misconduct of such indemnified party. The Indemnifying Party will not settle, compromise or consent to the entry of a judgment in any pending or threatened Claim unless such settlement, compromise or consent includes a release of the indemnified parties satisfactory to the indemnified parties.

8.4. **Indemnified Party Limitation Of Liability.** In no event shall the Indemnified Parties be liable or obligated in any manner for any consequential, exemplary or punitive damages or lost profits incurred by Customer arising from or relating to the Agreement, an Offering, or any actions or inactions taken by an Indemnified Parties in connection with the Agreement, and the Customer agrees not to seek or claim any such damages under any circumstances.

8.5. **Recovery of Payment Processing Losses.** Notwithstanding anything to the contrary in this Agreement, upon Company giving Customer prior written notice of no less than five business days, DealMaker.tech shall have the right, in its sole discretion, to request Customer reimburse Company for Payment Processing Losses from Customer Account or from Customer's Payment Processing Account, unless prohibited by law. Customer acknowledges and agrees that recovery of Losses from Customer's Payment Processing Account will not serve as any limitation on the indemnification obligations of Customer under this Agreement or any remedy or claim that Company may be entitled to pursue against Customer in respect of such Losses.

9. Third Party Services

Customer may request introductions to DealMaker's network of partners and vendors for the purpose of sourcing additional services (including but not limited to, a call center, marketing support, investment relations). Unless otherwise specified in writing, all engagements with third parties in this respect are to be made directly between the Customer and the vendor at the Customer's discretion. Customer acknowledges and agrees that, by making such introductions, DealMaker is not recommending and shall not be deemed to have recommended any partner or vendor's products or services or to have



assumed any responsibility for Customer's selection of any partner or vendor or procurement of such products or services.

Without limiting any other protection of DealMaker under this Agreement and notwithstanding anything to the contrary, DealMaker shall bear no responsibility or liability whatsoever in connection with any third party services provided by a vendor engaged by Customer, the decision to engage such vendors rests solely with the management of the Customer on the terms contracted between the Customer and such parties.

10. Escrow

Customer acknowledges that if Customer opens a third-party escrow account (either by Customer's choice or as necessary to comply with applicable laws or regulations) in connection with the Company services, Customer will apply for escrow account with a DealMaker-approved escrow provider.

11. Customer Obligations

11.1. General

11.1.1. Customer shall be responsible for providing Offering terms to its subscribers. Such disclosure shall include, but is not limited to the following material information: a method of Customer valuation, a description of the security available in the Offering, the risks related to the investment, whether there are existing investors and any additional capital expectations.

11.1.2. Customer is solely responsible for ensuring that the funds raised in the Offering are used, allocated or invested in accordance with the use of funds described in the Offering disclosure.



11.1.3. Customer acknowledges that following the final closing for the Offering, Customer will have sufficient liquidity (from the proceeds raised in the Offering or alternate Customer funds) to sustain Customer operations for that period of time which is clearly identified in the Offering disclosure or alternatively, until the next Customer funding round.

11.1.4. Nothing in this Agreement shall be construed to relieve the managers or officers of Customer from the performance of their respective duties or limit the exercise of their powers in accordance with the Customer's bylaws, operating and constituent documents, written supervisory procedures, applicable law or otherwise. The Customer bears ultimately responsibility for all decisions with regard to any matter upon which Company has rendered its services.   The Company shall not, and shall have no authority to control Customer or Customer's day-to-day operations, whether through the performance of the Company's duties hereunder or otherwise. The Customer's directors, managers, officers and employees shall retain all responsibility for Customer, and its operations as and to the extent required by Customer's bylaws, operating and constituent documents, and applicable law. In furtherance and not in limitation of the above, and notwithstanding any other provision of this Agreement or of any other agreement, understanding or document that purports to have any contrary effect or meaning, the DealMaker shall not control, or have the right to control, directly or indirectly, the wages, hours, or terms and conditions of employment of the Customer.

11.2. Privacy.

11.2.1. Notwithstanding any other provision of this Agreement, Customer shall not take or direct any action that would contravene, or cause the other party to contravene, applicable legislation that addresses the protection of individuals' personal information (collectively, **"Privacy Laws"**). Customer shall, prior to transferring or causing to be transferred personal information to Company, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws, including any consents required from third parties pursuant to applicable Privacy Laws.

11.2.2. Customer acknowledges that, when used for an Offering, the Customer's personalized Software dashboard (**"Software Dashboard"**) will contain personal identifying information (**"PII"**) of Customer's investors. Customer is solely responsible for ensuring



compliance with all applicable Privacy Laws when Customer (a) downloads and stores any PII obtained from the Software Dashboard and (b) provides Customer's representatives with access to the Software Dashboard.

11.2.3. Customer is solely responsible for notifying Company when any Customer representative is no longer working for the Customer and/or authorized to access the Software Dashboard for the Offering.

11.2.4 Customer shall cause all third parties with access to PII obtained from the Software Dashboard to execute agreements acknowledging the third parties' obligation to comply with applicable Privacy Laws.

11.2.5. Customer has implemented and continually monitors and enforces an agreement or policy with its Customer representatives, employees and agents that addresses (i) confidentiality and security provisions for all data, including data obtained through the Software Dashboard and (ii) permitted and impermissible use of this data.

11.3. Bad Actor Checks

Customer agrees to provide DealMaker Entity with documentation verifying completion of bad actor checks in compliance with all applicable regulations (**"Bad Actor Checks"**). Customer shall provide DealMaker Entity with a copy of Customer's Bad Actor Checks within thirty (30) days of the Effective Date of this Agreement, failing which, DealMaker Entity shall notify Customer in writing that it shall take steps to complete Customer's Bad Actor Checks at Customer's sole expense.

12. General Terms

12.1. Publications. Each party acknowledges that its name, logo(s) and a description of the general nature of this Agreement may be used in any press release, public announcement or public communication during and following the Term. Without limiting the generality of



the foregoing, Company may publish such information on its websites and in its promotional materials.

12.2. General Cooperation. The parties shall with reasonable diligence do all such things and provide all such reasonable assurances and execute all such documents, agreements and other instruments as may reasonably be necessary for the purpose of carrying out the provisions and intent of any Agreement. The parties further acknowledge that the implementation of each Agreement will require the co-operation and assistance of each of them.

12.3. No Books And Records Obligations. Any and all obligations of Customer related to the storage of books and records remains the sole obligation of Customer. Company expressly disclaims any and all responsibility with respect to any regulatory or industry requirements with respect to the Customer's obligations related to record keeping and maintenance.

12.4. Survival. These terms shall continue in effect until the expiration or termination of the Agreement, whichever is earlier. The provisions of these Terms of Service which should by their nature survive expiration or termination of this Agreement shall so survive.

12.5. Currency. All currencies referred to herein are in US dollars.

12.6. Amendment and Waiver. Amendments to any Agreement, including any schedule or attachment hereto, shall be enforceable only if in writing and signed by authorized representatives of each of the applicable parties.   A party does not waive any right under this Agreement by failing to insist on compliance with any of the terms of this Agreement or by failing to exercise any right hereunder. No waiver of any breach of any terms or provisions of this Agreement is effective or binding unless made in writing and signed by the authorized representative of each of the parties.

12.7. Assignment: No party may assign an Agreement or any of its rights or obligations hereunder without the prior written consent of the other party, such consent not to be unreasonably withheld.

12.8. Inurement. Each Agreement inures to the benefit of and is binding on each of the parties and their respective successors and permitted assignees, heirs and legal representatives.



12.9. <u>Force Majeure</u>. Excluding any obligations of a party to pay monies due hereunder, neither party will be responsible for any delay or failure in its performance or obligations under this Agreement due to causes beyond its reasonable control, including, without limitation, labor disputes, strikes, civil disturbances, government actions, fire, floods, acts of God, war, terrorism, or other similar occurrences (each, a **"Force Majeure Event"**); provided that the party affected by such Force Majeure Event (a) is without fault in causing such delay or failure, (b) notifies the other party of the circumstances causing the Force Majeure Event, and (c) takes commercially reasonable steps to eliminate the delay or failure and resume performance as soon as practicable.

12.10. <u>Governing Law.</u> Each Agreement is made in New York governed by and construed in accordance with the laws of the state of New York and the federal laws applicable therein. In connection with each Agreement, the Parties attorn to the jurisdiction of the courts of the State of New York.

12.11. <u>Arbitration</u>. Any and all controversies, claims, or disputes arising out of or relating to each Agreement, or the interpretation, performance, or breach thereof, including the scope or applicability of this provision to arbitrate (**"Dispute"**) shall be referred to senior management of the parties for good faith discussion and resolution. In the event the parties cannot resolve any Dispute informally, then such Dispute shall be submitted to confidential, final, and binding arbitration with venue in New York, NY, pursuant to the rules of the American Arbitration Association.

12.11.1. <u>Arbitration Procedure</u>. The arbitration shall take place in New York. The arbitration shall be before a single, neutral arbitrator who is a former or retired New York state or federal court judge. The arbitration may be initiated by any party by giving to the other party written notice requesting arbitration, which notice shall also include a statement of the claims asserted and the facts upon which the claims are based. Customer and Company each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waive any right it may have to object to either the method or jurisdiction for such claim or dispute.   In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

12.11.2. <u>Compelling Arbitration</u>. Any party may bring an action in any court of competent jurisdiction to compel arbitration under this Agreement and to enforce an arbitration



award. Notwithstanding this arbitration provision, either party shall be entitled to seek injunctive relief (unless otherwise precluded by any other provision of this Agreement) from any court of competent jurisdiction. If for any reason an action proceeds in court rather than in arbitration, it shall be brought exclusively in a state or federal court of competent jurisdiction located in New York and the parties expressly consent to personal jurisdiction and venue therein and expressly waive any right to trial by jury.

12.11.3. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (I) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (II) THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

12.12. Entire Agreement: Each Agreement including all schedules thereto, constitutes the entire agreement between the parties concerning the applicable subject matter and supersedes all prior or collateral agreements, communications, presentations, representations, understandings, negotiations and discussions, oral or written.

12.13. Headings: Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement.

12.14. Number and Gender. Words importing the singular mean the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa.

12.15. Severability. If any term, covenant, condition or provision of an Agreement is held by a court or arbitrator(s) of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court or arbitrator(s) only to the extent deemed necessary by that court or arbitrator(s) to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

12.16. Notices. Any notice required to be given pursuant to an Agreement shall be in writing and delivered by electronic mail, addressed to the appropriate party. Any notice given is deemed to have been received on the date on which it was delivered if a business day, or, failing that, on the next business day.



12.17. <u>Testimonials.</u> Customer acknowledges that DealMaker's materials may from time to time include testimonials, real world experiences and insights or opinions about other people's experiences with DealMaker (*"Examples"*) and that this information is for illustration purposes only.   Customer further acknowledges that campaigns are affected by a variety of factors including but not limited to time, external global events, varying business plans, different industries, and that these Examples are in no way a representation or guarantee that current or future customers will achieve the same or similar results.

DealMaker Additional Terms Applicable to Certain DealMaker.tech Services: Third Party Payment Processing, AML/KYC Background Checks, Accreditation Verification and Analytics, Marketing Review Tool.

The following sections of the Terms only apply to those DealMaker.tech Customers who purchase the specific services noted.

13. <u>Background Checks: AML compliance and "clearing"</u>

DealMaker's integrated AML searches are tools provided to Customer to assist Customer (or its agents) in complying with applicable obligations related to KYC/AML regulations. Company is not engaged to perform and will not perform, and shall not be deemed responsible for performing, any services related to reviewing or analyzing search results, sources of funds or wealth, or making any determination as to whether Customer has complied with its obligations under applicable anti-money laundering legislation and regulations or as to whether any prospective investor poses any risk of money laundering, terrorist financing, or other criminal or suspicious activity. Customer and/or its agents (including counsel or broker dealer as applicable) shall bear primary responsibility to determine compliance with applicable AML legislation and regulation and shall assist in the clearing of any AML exceptions. Customer's KYC/AML clearing obligations may require Customer to undertake efforts to ensure that individual and corporate investors provide



applicable identity verification, explanations of adverse regulatory/disciplinary/bankruptcy history or media reports, confirmation of false positive results, or other documents or information required for AML purposes. DealMaker.tech's AML searches are limited by capabilities and design of products and services of the third parties DealMaker.tech engages to perform such searches, including limitations on the search methodology, matching logic, data sources, and information accuracy.

14. Regulation D, 506(c) Accredited Investor Verification

14.1. Customer may engage either Company or a third party (each a **"Reviewer"**) to assist Customer in complying with applicable obligations related to accredited investor verification pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act (**"Regulation D"**). If Reviewer is Company, Company shall review investor submissions and uploaded documentation on the DealMaker portal and make a determination as to whether Customer has complied with its obligations to verify accredited investors (as defined by Rule 501 of Regulation D promulgated under the Securities Act) (**"DM Verification"**). Customer acknowledges that Company may contact investor for the purpose of accredited investor verification and that Customer has obtained investor's consent to receive communications from Company and/or DealMaker regarding investor's accreditation verification. If Reviewer is a third party, Company will not perform, and shall not be deemed responsible for performing, any services related to reviewing or analyzing search results, sources of funds or wealth, or making any determination as to whether Customer has complied with its obligations to verify accredited investors (as defined by Rule 501 of Regulation D promulgated under the Securities Act).

14.2. Company does not make and hereby disclaims any warranty, expressed or implied with respect to the information provided through DM Verification. Company does not guarantee or warrant the correctness, merchantability, or fitness for a particular purpose of the information provided through DM Verification. Customer acknowledges that:

14.2.1. DM Verification shall not include accreditation verification of non-U.S. investors (**"foreign accredited investors"**) who may be subject to foreign accreditation verification requirements.



14.2.2. DM Verification is conducted using a variety of third party database searches, public record services and user submissions. Company cannot represent or warrant that the data provided will be 100% accurate, complete or up to date. The data is time sensitive and Company provides the information as is. Public records may be incomplete, out of date or have errors.

14.2.3. The results of a DM Verification search for any type of personal verification should be interpreted cautiously. Criminal and civil record search results may not provide a complete or accurate representation of a person's criminal background or civil judgment history. Records are available for the majority, but not all, of states and counties. Records can be incomplete, contain inaccuracies or false matches.

14.2.4. Company is not a consumer reporting agency as defined in the Fair Credit Reporting Act (**"FCRA"**), and the information in DealMaker.tech's databases has not been collected in whole or in part for the purpose of furnishing consumer reports, as defined in the FCRA. CUSTOMER SHALL NOT USE DM VERIFICATION SERVICES AS A FACTOR IN (1) ESTABLISHING AN INDIVIDUAL'S ELIGIBILITY FOR PERSONAL CREDIT OR INSURANCE OR ASSESSING RISKS ASSOCIATED WITH EXISTING CONSUMER CREDIT OBLIGATIONS, (2) EVALUATING AN INDIVIDUAL FOR EMPLOYMENT, PROMOTION, REASSIGNMENT OR RETENTION, OR (3) ANY OTHER PERSONAL BUSINESS TRANSACTION WITH ANOTHER INDIVIDUAL.

14.2.5. Customer assumes all risks arising from its use or disclosure of DM Verification information Company provides to Customer.

14.2.6. DM Verification Services are provided in English only. Customer acknowledges that data provided in any other language will require a certified translation which Customer shall pay for, or alternatively, reject the investment.

14.2.7. Notwithstanding anything in the DealMaker Terms of Service, Customer agrees that it shall indemnify, defend and hold harmless Company, its officers, directors, employees and agents, and the entities that have contributed information to or provided services for DM Verification against any and all direct or indirect losses, claims, demands, expenses (including attorneys' fees and cost) or liabilities of whatever nature or kind arising out of Customer's use of the information provided by DM Verification and Customer's use or distribution of any information obtained therefrom, except for losses caused exclusively and directly by Company's gross negligence, fraud, bad faith or wilful misconduct.



14.2.8. THE DM VERIFICATION SERVICES AND INFORMATION ARE PROVIDED "AS-IS" AND "AS AVAILABLE" AND NEITHER COMPANY NOR ANY OF ITS DATA SUPPLIERS REPRESENTS OR WARRANTS THAT THE INFORMATION IS CURRENT, COMPLETE OR ACCURATE. COMPANY HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES REGARDING THE PERFORMANCE OF THE WEBSITE OR OUR SERVICES, AND THE ACCURACY, CURRENCY, OR COMPLETENESS OF THE INFORMATION, INCLUDING (WITHOUT LIMITATION) ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. Customer acknowledges that these disclaimers are an integral part of this Agreement, and that Company would not provide DM Verification services if Customer did not agree to these disclaimers.

15. Third-Party Payment Processing

15.1. For the processing of electronic payments (including bank-to-bank payments, credit card, etc.), the Company may submit material(s) and or application(s) to partner third-party payment processors on behalf of the Customer. Upon approval, the Company will enable the partner processors' intake form/system within the Customer's online DealMaker.tech portal.

15.2. Customer acknowledges that Company makes no guarantee that Customer will be approved by any third party, and approval is subject to each third party's sole discretion, including, to the extent applicable, its due diligence and compliance policies and procedures. Use of payment processing service(s) is further contingent on the mutual acceptance by Company and Customer of each third party's respective terms, service agreements, and fees (including fees for merchant processing account and ongoing maintenance, which may be applied on a per-issuer basis) to be included as an addendum to this Agreement and/or presented to Customer for acceptance at the time Customer engages third party, and as updated from time to time. Note holdback periods may apply for electronic payment transfer methods, as enforced by processors. Company shall not be deemed responsible for delivery or any interruption or cessation of any services provided by any third party.

15.3. All transactions must clear prior to being made available to Customer. US Federal regulations provide investors with 60 days to recall funds. Customer remains liable to immediately and without protestation or delay return any funds recalled by investors for whatever reason.



15.4. Customer agrees that funds deposited into Customer's Account shall remain in Customer's Account and shall not be withdrawn by Customer or a person authorized by Customer, from the Customer's Account prior to Closing.

15.5. Company reserves the right to deny, suspend or terminate participation of any investor in the offering to the extent Company, in its sole discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations, best practices, or the protection of its reputation.

15.6. **Holdbacks.** The Customer hereby acknowledges that certain terms apply in respect of electronic or credit card payment to cover against charge-backs and/or rescission (**"Chargeback"**). Chargeback windows can vary in duration and amount. For this reason, a holdback is applied to all funds processed online and deposited in Customer Payment Processing Account. Company shall have the right, in its sole discretion, to revise the amount and duration of any holdback. Unless otherwise advised in writing prior to the Effective Date, the holdback is 5.00% of payments processed, for a ninety (90) day period.

15.7. In the event that a Customer's investor disputes, through their financial institution, a subscription payment made using electronic or credit card payments (**"Chargeback Dispute"**), Customer acknowledges that:

15.7.1. If the Chargeback Dispute is initiated by a subscriber before the Customer has accepted the subscriber's investment, the Company shall refund the subscriber, and no further action will be taken.

15.7.2. If the Chargeback Dispute is initiated by a subscriber after the Customer has accepted the subscriber's investment, the Company shall:

15.7.2.1. notify the Customer within twenty-four (24) hours of the Chargeback Dispute; and

15.7.2.2. Provide Customer with five (5) business days to resolve the Chargeback Dispute directly with the subscriber.



15.7.3. If, after (5) business days, the subscriber and Customer fail to resolve the Chargeback Dispute, Company will submit evidence contesting the Chargeback Dispute, on behalf of the Customer.

15.7.4. Customer agrees to promptly notify Company upon receipt of any Chargeback Dispute notifications, provide all necessary information and documentation requested by the Company to support the Chargeback Dispute and refrain from directly engaging with the payment processor or any other third party regarding the Chargeback Dispute.

15.7.5. Customer acknowledges that contesting a Chargeback Dispute may require the Company to share certain transaction details with third party payment processors. The Customer agrees to (a) only share information necessary to contest the Chargeback Dispute and (b) comply with all applicable data protection and privacy laws when handling Customer data and providing Customer data to Company related to the Chargeback Dispute.

15.7.6. For the avoidance of doubt, although the Company will make best efforts to represent the Customer in contesting a Chargeback Dispute, Company shall not be liable for and bares no responsibility whatsoever for:

15.7.6.1. The outcome of the Chargeback Dispute;

15.7.6.2. Any fees or penalties imposed by payment processors or financial institutions as a result of the Chargeback or Chargeback Dispute; or

15.7.6.3. Any loss of revenue or business opportunity resulting from the Chargeback or Chargeback Dispute.



16. Analytics

16.1. <u>Data and Analytics</u>. Company reserves the right to collect data relating to Customer's usage of the Software during the Term. Without limiting the generality of the foregoing, Company may collect information relating to: (i) Software use (including the number of users, duration of usage sessions, and number of transactions initiated or completed using the Software); (ii) error information (including error messages and any feedback text submitted via any in-application feedback form); (iii) performance data (including software run time); (iv) user experience information (including time spent on each page of the user interface); and (v) license status information (including confirmation of license activation status). Customer shall have the right to access and use data relating to its usage of the Software for its own purposes, as available through the online dashboard or other reports provided by Company.

17. Marketing Review Tool

17.1. DealMaker's integrated third party marketing review tool is made available to Customer (or its agents) to review Customer's marketing materials and assist Customer in complying with applicable marketing regulations (**"Marketing Review Tool"**). If reviewer is Company, Customer may request that a DealMaker Entity assistant Customer with uploading documentation into the Marketing Review Tool but Company will not perform, and shall not be deemed responsible for performing, any services related to reviewing or analyzing search results. Company is not engaged to perform and will not perform, and shall not be deemed responsible for making any determination as to whether Customer has complied with its obligations under applicable marketing regulations based on information provided by the Marketing Review Tool. Customer and/or its agents (if so designated) shall be responsible for reviewing the results, and determining compliance with applicable marketing legislation and regulations.



17.2. Use of the Marketing Review Tool is contingent upon Customer's acceptance of third party provider's terms and fees (if applicable) to be presented to the Customer at the time Customer initiates engagement with the Marketing Review Tool.

17.3. Company does not make and hereby disclaims any warranty, express or implied with respect to the information provided through the Marketing Review Tool. Customer acknowledges that (i) Company does not guarantee or warrant the correctness, merchantability or fitness for a particular purpose of the information provided through Marketing Review Tool; (ii) Marketing Review Tool is PROVIDED "AS-IS" AND "AS AVAILABLE" AND NEITHER COMPANY NOR ANY OF ITS THIRD PARTY SUPPLIER REPRESENTS OR WARRANTS THAT THE INFORMATION IS CURRENT, COMPLETE OR ACCURATE; and (iii) Customer assumes all risks arising from Company or its agents' use of the Marketing Review Tool.

17.4. Notwithstanding anything in the DealMaker Terms of Service, Customer agrees that it shall indemnify, defend and hold harmless Company, its officers, directors, employees and agents, and affiliates that have contributed information to or provided services related to the Marketing Review Tool against any and all direct or indirect losses, claims, demands, expenses (including attorneys' fees and cost) or liabilities of whatever nature or kind arising out of Customer's or its agent's use of the Marketing Review Tool and Customer's use or distribution of any information obtained therefrom.

Enterprise Customer Terms

For DealMaker Customers who have signed an Enterprise Order Form, the Terms apply, as well as the following additional terms. If you are not an Enterprise Customer, these additional terms do not apply to you:

18. Definitions



"Enterprise Customer" means a Customer that has entered into an Enterprise Order Form.

"License" means the Company's grant to Enterprise Customer of a non-exclusive, non-transferable license for use of the Software by an unlimited number of individual users. Company will designate a DealMaker Enterprise Account to Enterprise Customers with a License.

"Intended Purpose" For the purposes of this section, Intended Purpose also includes usage by issuers invited by Enterprise Customer to use Enterprise Customer's Enterprise Account for the above-described purpose.

"Software" as it pertains to this section, shall also include any related printed, electronic and online documentation, manuals, training aids, user guides, system administration documentation and any other files that may accompany the Software licensed by Enterprise Customer.

19. SLA

19.1. It is expressly understood and agreed that the Company shall determine its capacity to offer consulting services, only to such extent and at such times and places as may be mutually convenient to the parties. Company shall be free to provide similar services to such other business enterprises or activities as the Company may deem fit without any limitation or restriction whatsoever.

20. Licensed Intermediary Terms.

If Enterprise Customer is a licensed Intermediary (as defined below), the following additional terms apply:



A. Books and Records

Books and Records. Any and all obligations of Customer related to the storage of books and records including but not limited to, obligations in accordance with Sections 17(a)(1), 17(a)(3) and 17(a)(4) of the Securities Exchange Act of 1934 ("**Exchange Act**" or "SEA") remain the sole obligation of Customer and its clients. Company expressly disclaims any and all responsibility with respect to any regulatory or industry requirements with respect to the Customer and its clients' obligations related to record keeping and maintenance.

B. Regulation CF Offerings

i. Obligations of the Customer (acting as an Licensed Intermediary):

Where Customer using the Software has been engaged by its client to (i) act as a Broker-Dealer and a licensed Intermediary pursuant to Regulation CF, 17 C.F.R. Part 227 (the **"Regulation CF"**), or (ii) act as a registered Funding Portal and licensed Intermediary pursuant to Regulation CF, in a transaction involving the offer or sale of securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), Customer shall comply with the requirements of Regulation CF (**"Licensed Intermediary"**). For greater certainty, this includes the requirements that Customer shall:

1. Register with the Securities and Exchange Commission (**"Commission"**) as either (i) a broker or (ii) a Funding Portal under section 15(b) of the Exchange Act (15 U.S.C. 78o(b)), pursuant to Regulation CF, §227.400;

2. If registering with the Commission as a Funding Portal, refrain from:



a. Offering investment advice or recommendations;

b. Soliciting purchases, sales or offers to buy the securities displayed on its platform;

c. Compensate employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on the DealMaker platform; or

d. Hold, manage, possess, or otherwise handle investor funds or securities.

(Regulation CF, §227.300(2)(c))

3. Verify that no director, officer or partner of Customer, or any person occupying a similar status or performing a similar function has a prohibited "financial interest in an issuer" as the term is defined in Regulation CF, §227.300(b);

4. Have a reasonable basis for believing that Customer's client seeking to initiate an offering of securities under the Regulation has a reasonable basis for keeping accurate records of security holders and is not disqualified to offer securities pursuant to Regulation CF, §227.301(c);

5. Make available to SEC and to the public, the disclosure required by Regulation CF, §227.201 and §227.303;

6. Provide educational materials to all investors, pursuant to Regulation CF, §227.302(b);



7. Verify that Customer's clients are not disqualified from offering securities pursuant to Regulation CF, §227.100(b);

8. Only accept an Investor into an offering after (1) the Investor opens an account with Customer, (2) the Investor consents to electronic delivery and the review of the educational materials regarding the offering and (3) Customer has a reasonable basis to believe that the Investor meets the investment limitations in Regulation CF pursuant to Regulation CF, §227.302 and §227.303.;

9. Provide communication channels by which Investors who have opened accounts can communicate with one another and with representatives of the Customer about offerings made available through the Customer or its clients, pursuant to Regulation CF, §227.303(c); and

10. Provide Investors the opportunity to reconsider their investment decision and to cancel their investment commitment until 48 hours prior to the new offering deadline, pursuant to Regulation CF §227.304

11. Provide Investors with notice of material changes as described in Regulation CF, §227.304 (**"Notice"**), including but not limited to notice that the investor's investment commitment will be canceled unless the investor reconfirms his or her investment commitment within five business days of receipt of the Notice.

12. If registering with the Commission as a Funding Portal, comply with the Conditional Safe Harbor provisions in Regulation CF, §227.402; and

13. If registering with the Commission as a Funding Portal, implement written policies and procedures reasonably designed to achieve compliance with federal securities laws and



the rules and regulations thereunder, relating to its business as a Funding Portal, as required by Regulation CF, §227.402(a).

14. If registering with the Commission as a Funding Portal, manage any reconciliation or reporting questions with the Issuer directly.

(**"Regulation CF Requirements"**)

For greater certainty, the parties acknowledge that Company shall bear no responsibility for or liability whatsoever in connection with the Regulation CF Requirements and Customer shall be solely responsible for ensuring that Customer and its clients comply with Regulation CF.

Further Assurances. When Customer or its clients use the Software for an offering in reliance on Regulation CF, Customer shall verify that:

1. The issuer has filed a Form C Offering Statement with the SEC, as described in Regulation CF, §227.203(a), prior to making an offering to the public pursuant to Regulation CF;

2. Issuer complies with marketing and advertising requirements of Regulation CF, §227.204;

3. Provider is notified of any investor who, having received Customer's Notice pursuant to Regulation CF §227.304, opts-out of their investment and whose investment must therefore be refunded;



4. Signed and funded subscription agreements, executed by investors who have cleared AML/KYC, are reviewed by the Customer prior to countersignature;

5. The aggregate amount of all securities sold to all Investors by the Issuer in a single offering during a 12 month period shall not exceed $5,000,000; and

6. Non-accredited Investors (as defined by Rule 501, CFR §230.301) investing in the offering pursuant to Regulation CF do not exceed the maximum investment permitted in a 12 month period per Regulation CF, §227.100.

Payments To Escrow.   Customer acknowledges that it shall direct all payments from Investors in respect of a Regulation CF offering to Issuer's Escrow Account.   Customer is responsible for (1) applying for escrow account with a DealMaker-selected Escrow Provider; (2) configuring instructions on the DealMaker platform to ensure that all payments are directed to the appropriate Escrow Account; (3) using the DealMaker.tech application to manage closings pursuant to the DealMaker user guide and (4) coordinating with the escrow company managing the Escrow Account to disburse funds upon request from the issuer.

C. Regulation A/A+ Offerings

Obligations of the Customer. Where Customer has been engaged by its client as a broker-dealer in connection with an offering pursuant to Regulation A, 17 C.F.R. Parts 230.251-230.263 (**"Regulation A"**), the Customer shall verify that:



1. Customer shall complete a reasonable due diligence ensuring no anti-fraud or civil liabilities provisions of federal securities laws have been violated. As such, Customer shall maintain a Due Diligence file including the Issuer Agreement (or Selling Agreement); organizational, constating, financial, and administrative support to accept such Issuer engagement; and Issuer's Offering Memoranda, Subscription Document. Further, the Due Diligence folder shall evidence the collection of such documents in a form as described in Customer's Written Supervisory Procedures ("WSPs"). Customer shall create and maintain customer files, including new account, accredited investor, or qualified purchaser questionnaires, including Investor attestations.

2. Issuer has filed a Form 1-A Offering Statement with the SEC, as described in Regulation A, §230.252 and §239.90, prior to making an offering to the public pursuant to Regulation A;

3. Issuer complies with marketing and advertising requirements of 17 C.F.R. Part II, Securities and Exchange Commission and the SRO, FINRA, including but not limited to, setting up the issuer landing page for the Offering website.

4. Signed and funded subscription agreements, executed by investors who have cleared AML/KYC, are reviewed by the Customer and a recommendation is made by Customer to Issuer regarding countersignature.

5. Prior to enabling countersignature:

a. Issuer has provided written confirmation to Customer that it has BlueSky notice filed in each state, as applicable depending on the states in which the securities are offered and whether the offering is conducted pursuant to Tier 1 or Tier 2 of Regulation A §230.252; and



b. For the first 25 days of an offering, Customer will monitor investors until the issuer has provided written confirmation that all state BlueSky requirements have been met for the 53 US jurisdictions.

6. Issuer and Issuer counsel have taken the steps required to review non-US investors, as required by the applicable international regulations.



DEALMAKER SECURITIES LLC ("DMS") CUSTOMER TERMS

For any DealMaker Securities Customer, the following additional terms also apply:

Broker-Dealer Agreement. These terms and conditions for DealMaker Securities LLC (**"DMS Terms"**), along with the Order Form and schedules attached to the Order Form create a binding agreement by and between the Customer who has signed the Order Form (**"DMS Customer"**), and DealMaker Securities LLC, a FINRA-registered Broker-Dealer (**"DMS"**)(the **"DMS Agreement"**), as of the Effective Date. DMS Customer may also be considered a Customer of the other DealMaker Entities, depending on the services the Customer purchases.

DMS is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Rules 506(b) and 506(c) of Regulation D under the Securities Act of 1933 (the **"Securities Act"**); Regulation A under the Securities Act (**"Regulation A"**); Regulation CF under the Securities Act (**"Regulation CF"**) and others. DMS Customer is offering securities directly to the public in an offering exempt from registration under either Regulation A or Regulation CF (the **"Offering"**). DMS Customer recognizes the benefit of having DMS provide advisory and other services as described herein, on the terms hereof.

Capitalized terms used but not defined in these DMS Terms have the meanings set forth in the Order Form or the Terms. In the event of a conflict between the Terms and the DMS Terms, the DMS Terms shall control.

1. Appointment & Termination



DMS Customer hereby engages and retains DMS to provide operations and compliance services at Customer's discretion/ subject to DMS's approval as a FINRA-registered broker-dealer. DMS Customer acknowledges that DMS obligations hereunder are subject to (a) DMS's acceptance of DMS Customer as a customer following DMS's due diligence review and (b) if applicable, issuance by the Financial Industry Regulatory Authority ("FINRA") Department of Corporate Finance of a no objection letter for the Offering.

In addition to the Termination Reasons, DMS may terminate this DMS Agreement if, at any time after the commencement of DMS's due diligence of the potential DMS Customer, DMS reasonably believes that is not advisable to proceed with the contemplated Offering.

2. Services

DMS will perform the services listed on the Order Form in connection with the Offering (the **"Services"**).

3. Fees

As payment for the Services, DMS Customer shall pay to DMS such fees as described in the Order Form. Transaction-based Fees including equity are earned once the DMS Customer's investors are reviewed by DMS. DMS Customer's acceptance of an investor completes DMS's service obligation at which time fees are due and payable to DMS. DMS Customer authorizes DMS to deduct any fees owing directly from the DMS Customer's bank account or third-party escrow account (if Customer has engaged an escrow provider). In the event this DMS Agreement is terminated in accordance with paragraph 1 of the DMS Terms, any advance against accountable expenses anticipated to be incurred, shall be refunded to the extent said expenses are not actually incurred as of the termination date.



4. Regulatory Compliance

a. DMS Customer and all its third-party providers shall at all times (i) comply with direct reasonable requests of DMS: (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses (including the FINRA corporate filing fee) in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Customer shall comply with and adhere to all DMS policies and procedures.

b. DMS Customer shall at all times disclose all compensation received by any third party promoters (including but not limited to social media influencers) in connection with the Offering, in accordance with applicable rules and regulations.

c. DMS Customer and DMS will have shared responsibility for the review of all documentation related to the Offering but the ultimate discretion about accepting an Investor will be the sole decision of the DMS Customer. Each Investor will be considered to be that of the DMS Customer and NOT that of DMS. DMS Customer shall advise DMS of each Investor who shall not be accepted into the Offering.

d. DMS Customer and DMS shall each supervise and train their respective employees, agents, representatives and independent contractors in the performance of functions allocated to them pursuant to the terms of this DMS Agreement.

e. DMS Customer may request DMS assistance with preparation of the Form C for the Offering and guidance on filing the Form C for the Offering in the SEC-Edgar system but DMS Customer is ultimately responsible for the review and filing the Form C related to the Offering. In the event that DMS Customer files a Form C-W or Form 1-A-W withdrawing its filing in relation to its Offering, DMS Customer agrees to the prompt return to investors of all funds received from investors.



f. DMS Customer agrees to

- Provide accurate, complete, and timely information through the online form provided. The filing creation timeline will commence only upon receipt of all required information

- Review all filings with their securities counsel to ensure accuracy before each EDGAR filing. DealMaker Securities, LLC is not liable for errors, omissions, or inaccuracies in filings due to incomplete or inaccurate information provided by the Customer.

- Submit requested revisions within the specified review windows, as additional rounds or delays may incur further fees and impact timelines.

g. If either DMS Customer or DMS receives material communications (orally or in writing) from any Governmental Authority or Self-Regulatory Organization with respect to this Agreement or the performance of either party's obligations thereunder, the receiving party shall promptly provide said communications to the other party, unless such notification is expressly prohibited by the applicable Governmental Authority.

h. DMS Customer is responsible for the preparation of financial statements using the going concern basis of accounting and required disclosures alerting investors about any underlying financial conditions and management's plans to address them. DMS Customer acknowledges that it must maintain at least six months of operating capital and update investor disclosures to reflect any change in operating capital below this threshold. DMS Customer acknowledges that these updates to investors disclosures will be made in accordance with the advice of the DMS Customer's professional advisors.

i. DMS Customer is solely responsible for confirming that DMS Customer is authorized to use or wholly owns all DMS Customer intellectual property used in connection with the Offering.



5. Role of DMS

DMS Customer acknowledges and agrees that it relies on its own judgment in engaging DMS Services. DMS Customer understands and agrees that (i) DMS is not assuming any responsibility for the DMS Customer's underlying business decision to pursue any business strategy or effect any Offering; (ii) DMS makes no representations with respect to the quality of any investment opportunity in connection with the Offering (iii) DMS does not guarantee the performance to or of any Investor in the Offering, (iv) DMS does not guarantee the performance of any third party which provides services to DMS or DMS Customer with respect to the Offering), (v) DMS will make commercially reasonable efforts to perform the Services pursuant to this DMS Agreement, (vi) DMS is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about the Offering, does not constitute a recommendation as to the appropriateness, suitability, legality, validity, or profitability of any Offering, (vii) DMS Services in connection with this DMS Agreement should not be construed as creating a partnership, joint venture, or employer-employee relationship of any kind, (ix) Services in connection with this DMS Agreement that require registration as a FINRA/SEC registered broker-dealer shall be performed exclusively by DMS or an associated person of DMS, (x) DMS is not providing any accounting, legal or tax advice, and (xi) will use "commercially reasonable efforts" to perform Services pursuant to this DMS Agreement but that this shall not give rise to any express or implied commitment by DMS to purchase or place any of the DMS Customer's securities. DMS <u>Customer explicitly acknowledges that DMS shall not and is under no duty to recommend DMS Customer's security and DMS is not selling DMS Customer's security to retail investors.</u>

6. Indemnification

<u>Insufficient Funding For A Claim</u>. If the foregoing indemnification or reimbursement is judicially determined to be unavailable or insufficient to fully indemnify and hold harmless DMS as an indemnified party against a Claim, the DMS Customer will contribute to the amount paid or payable by an indemnified party as a result of such Claim in such proportion as is appropriate to reflect the relative financial benefits of the Offering to the Company, on the one hand, and the indemnified party, on the other hand; or if such



allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the DMS Customer on the one hand and the indemnified party on the other hand with respect to such Claim as well as any other relevant equitable considerations. Notwithstanding the preceding paragraphs, in no event will the aggregate amount to be contributed by all indemnified parties towards all Claims and DMS Customer losses, exceed the actual fees received by DMS pursuant to the DMS Agreement.

7. Witness Reimbursement

In the event that DMS or any of its employees, officers, directors, affiliates or agents are requested or required to appear as a witness or subpoenaed to produce documents in any action in which the DMS Customer or any of its affiliates is a party to and DMS is not, the DMS Customer will reimburse DMS for all expenses incurred by its employees, officers, directors, affiliates or agents in preparing for and appearing as a witness or producing documents, including the reasonable fees and disbursements of legal counsel.

8. Notices

Any notices required by the agreement shall be in writing and shall be addressed, and delivered via email at the email address included in the Order Form.

9. Confidentiality and Mutual Non-Disclosure:

Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government entities from obtaining, reviewing, and auditing any information, records, or data of either party containing Confidential Information, as defined in this Agreement.



<u>Disclosure and Retention Of Confidential Information.</u>   DMS is hereby expressly permitted by DMS Customer to disclose Confidential Information to third parties involved in the Offering contemplated herein, provided that DMS Customer has been informed of such disclosure in advance and has approved such disclosure (either orally or in writing). DMS may retain one copy of the DMS Customer's Confidential Information to the extent necessary to comply with industry-specific document retention rules and other regulations, and in an archived computer backup system stored as a result of automated backup procedures for compliance purposes. DMS Customer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require DMS to maintain copies of practically all data and communications, even after this Agreement is terminated.

10. Miscellaneous

10.1. **FINRA Arbitration Rules Apply To DMS Customers**. Notwithstanding anything to the contrary in this Agreement, ANY DISPUTE, CONTROVERSY, CLAIM OR CAUSE OF ACTION BETWEEN THE DMS Customer AND DMS DIRECTLY OR INDIRECTLY RELATING TO OR ARISING OUT OF THIS AGREEMENT, OR BREACH THEREOF required or allowed to be conducted by the Financial Industry Regulatory Authority's ("FINRA") rules (including the FINRA Code of Arbitration Procedure for Industry Disputes) shall be arbitrated in accordance with such rules. Any arbitration shall be before a neutral arbitrator or panel of arbitrators selected under the FINRA Neutral List Selection System (or any successor system) and in a forum designated by the Director of FINRA Dispute Resolution or any member of FINRA Staff to whom such Director has delegated authority. In general accordance with FINRA Rule 2268, by signing an arbitration agreement the parties agree as follows:

10.1.1. This Agreement contains a pre-dispute arbitration clause.

10.1.2. Except as otherwise provided in this Agreement, all parties to this Agreement are



giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

10.1.3. Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.

10.1.4. The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

10.1.5. The arbitrators do not have to explain the reason(s) for their award unless, in an eligible case, a joint request for an explained decision has been submitted by all parties to the panel at least 20 days prior to the first scheduled hearing date.

10.1.6. Any panel of arbitrators may include a minority of arbitrators who were or are affiliated with the securities industry.

10.1.7. The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

10.1.8. The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement.

10.1.9. As provided in FINRA Rule 2268, no person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the DMS Customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

10.2. **DMS Customer Identifying Information**. Pursuant to the requirements of Title III of Pub. L. 107-56 (the USA Patriot Act), as amended (the **"Patriot Act"**) and other applicable laws, rules and regulations, DMS is required to obtain, verify and record information that



identifies the DMS Customer which information includes the name and address of the DM Customer and other information that that allows DMS to identify the DMS Customer in accordance with the Patriot Act and other such laws, rules and regulations.

10.3. **Affiliates of DMS**: DMS Customer acknowledges that agreements with DMS affiliates (also referred to as DealMaker Entities in this Agreement), if any, shall be governed by the DMS affiliates' applicable terms of service and exclusive remedy for DM Reach to recover any Losses against Customer in respect of the Agreement."



DEALMAKER REACH, LLC CUSTOMER TERMS

For usage of DealMaker Reach Services, the following additional terms apply to you ("Reach Terms"):

1. THE SERVICES

1.1. Overview. DM Reach shall provide certain digital marketing services as described on the Order Form (collectively, the **"DM Reach Services"**) subject to the following additional terms and conditions of this Agreement.

1.2. Customer shall provide DM Reach with all reasonably necessary materials, company history, financial statements, business and market description, bios of principals and key employees, customers, products, services, tax returns, financial models, systems, pricing, intellectual property, technical specifications, access to social media channels, and all other pre-conditions necessary for providing the DM Reach Services (the **"Information"**).

1.3. The parties acknowledge and agree that all such Information comes from Customer and that DM Reach does not create such Information and relies on its accuracy, ownership and property. Customer represents and warrants to the DM Reach that all such Information is accurate, true and correct and that, in the event Information changes during the Reach Term (as defined below), Customer shall provide updated Information to DM Reach. Customer further acknowledges that DM Reach bases its DM Reach Services on such Information.

2. RELATIONSHIP



2.1. DM Reach and Customer are independent contractors in all matters relating to DM Reach Services. DM Reach is not a broker-dealer, investment advisor, investment bank or financial advisor. Nothing in this Agreement shall be construed to create any partnership, joint venture, agency, employment, or any other relationship between the parties. Except for DM Reach's provision of DM Reach Services to Customer in connection with the Marketing Spend, neither party has the authority to act on behalf of or to enter into any contract, incur any liability, or make any representation on behalf of the other party, unless otherwise expressly agreed to in writing signed by both parties. DM Reach has exclusive control over its employees, representatives, agents, contractors and subcontractors, and none of the foregoing shall be deemed to be employees of Customer or eligible to participate in any employment benefit plans or other benefits available to Customer employees. Customer shall exercise no immediate control over the actual means and manner of DM Reach's performance under this Agreement, except to the extent that Customer expects the satisfactory completion of the DM Reach Services under this Agreement. Each party is responsible for its respective employees, representatives, agents, contractors and subcontractors, and the foregoing's compliance with the terms of this Agreement. DM Reach is not and shall not be deemed to be a dealer, broker, finder, intermediary or otherwise entitled to any brokerage, finder's, or other fee or commission in connection with any purchase or sale of securities resulting from DM Reach's general marketing services. DM Reach shall be solely responsible for all local, state and federal tax liabilities arising from any income received under this Agreement, whether cash or stock.

3. FEES AND EXPENSES

3.1. Customer is responsible for all costs and expenses incurred on Customer's behalf in connection with the provision of the DM Reach Services (*"Expenses"*). Any Expenses outside of the agreed budget are subject to Customer's prior written approval. Customer is also responsible for its own costs and expenses incurred in connection with the Offering on the platform, and Customer acknowledges and agrees that the platform charges fees related to the Offering as set forth in the platform's terms and conditions. These platform fees are completely unrelated to DM Reach's compensation as set forth in this Agreement.



3.2. Budget and Marketing Spend.

3.2.1. As part of engaging DM Reach, Customer is authorizing and directing DM Reach to allocate the marketing and advertising budget expended during the Customer's marketing campaign (*"Marketing Spend"*).

3.2.2. **Partnership Program.** The Partnership Program is an invitation based program in which Customers may have the opportunity to purchase advertising slots in a variety of publications subject to Customer's agreement to the program terms and conditions ("Partnership Program") as part of the Marketing Spend. Customer acknowledges that it may be eligible for the DealMaker Partnership Program, however DM Reach has sole control of whether Customer is admitted to the Partnership Program. Customer acknowledges that DM Reach manages the program and charges fees for the Partnership Program. Customer explicitly acknowledges that DM Reach shall have sole discretion to terminate Customer's participation in the Partnership Program for non-compliance with Partnership Program terms and conditions.

3.2.3. For Customers eligible for the Partnership Program, DM Reach shall have discretion to allocate Marketing Spend during the marketing campaign, except for fees in connection with the placement of partnership advertisements (**"Partnership Fees."**) Once invoiced, Partnership Fees are non-refundable.

3.2.4. Customer shall approve Partnership Fees in accordance with required timelines by either (a) executing an authorization for each placement (**"Partnership Insertion Order"**) or (b) pre-approval of a bi-weekly budget for all Partnership Fees (**"Approved Partnership Budget"**) as follows:

(a) **Partnership Insertion Order**: Customer shall authorize DM Reach in writing via execution of electronic confirmation to incur Partnership Fees. DM Reach shall not incur Partnership Fees without the written approved Partnership Insertion Order from Customer.



Customer acknowledges that Customer must execute Partnership Insertion Order and prepay DM Reach for all Partnership Fees before DM Reach places an advertisement on Customer's behalf.

(b) **Approved Partnership Budget**: On a bi-weekly basis, Customer shall provide written approval of a Partnership Budget. DM Reach shall have full discretion to allocate Partnership Fees for the placement of partnership advertisements up to the bi-weekly Approved Partnership Budget. All Marketing Spend up to the agreed budget amount will be charged directly to Customer's provided payment method.

3.2.5. Customer acknowledges that DM Reach or its affiliates (a) may have an ownership interest in some providers of placement advertisements, details of which are available upon Customer's request; and (b) as a result of DM Reach relationships and negotiated terms with various vendors, certain benefits may accrue to DM Reach or its affiliates including but not limited to additional revenue from certain partnership placements. Unless Customer expressly instructs otherwise, DM Reach may use its discretion in deploying Marketing Spend, including but not limited to approved Partnership Fees.

3.3. Customer Representations. Customer further acknowledges that:

3.3.1. Return on Marketing Spend, Partnership spend and/or advertising spend (*"Return"*) can vary greatly with each Offering or campaign and may differ from historical averages, both with respect to DM Reach fees and fees for any third party partners introduced by DM Reach or its affiliates. Historical data, averages and information are not a representation of what can be achieved in any particular Offering or campaign as each Offering and campaign is unique and influenced by numerous external factors including but not limited to the Customer's industry, the Customer's management team, the economic environment at the time of an Offering and the funds available for Marketing Spend and Partnership Fees.

3.3.2. There are many marketing strategies and tools available to raise capital. Customer is responsible for selecting the capital raising approach that is best suited to Customer's business. DM Reach and its affiliates cannot predict and do not guarantee that a market



participant will attain a particular result. The success of an Offering depends on the Customer's own effort, motivation, commitment and follow-through.

3.3.3. Customer may use the marketing assets created pursuant to this Agreement for purposes other than raising capital.   For example Marketing Spend and Partnership Fees may be used to create valuable Customer brand collateral, brand positioning, investor mailing lists and investor analytics, regardless of the amount of capital raised. Customer shall be solely responsible for using the marketing assets created pursuant to this Agreement for purposes other than raising capital.

3.3.4. DM Reach Services may involve, among other things, communicating with third party publishers to secure advertising space for DM Reach Customer (**"Publishers"**). Customer agrees and warrants that it shall not, directly or indirectly, or through a third party, contact said Publishers by any means and shall not interfere with, circumvent, attempt to circumvent, avoid or bypass DM Reach's communication with Publishers, interfere with the relationship between DM Reach and Publishers for the purpose of gaining any benefit, whether such benefit is monetary or otherwise or re-sell paid media or advertising placements to DealMaker Customers without the express written consent of DM Reach.

3.4 Payment. The Customer will be billed as set out in the Terms. At the end of the month in which the DM Reach Services are delivered, payment will be automatically debited from the Customer's bank account or credit card on file, with a receipt to be automatically delivered. Invoices will be available for the Customer to review upon request. In respect of **Partnership Fees** only, such fees shall be due and payable on or before the due date on the invoice (**"Due Date"**) using ACH or the Client's pre-authorized payment method on file, unless stated otherwise on the Customer Partnership Insertion Order. DealMaker reserves the right to charge the Client's pre-authorized payment method on file for the amount of the Partnership Fee invoice in Arrears (as defined below).

3.5. Paused DM Reach Services. Customer may request that DM Reach Services (and corresponding Fees) be paused (**"Pause Date"**).   Customer shall pay (a) any Partnership



Fees incurred prior to the Pause Date; and (b) DM Reach's monthly service fees for sixty (60) days from the Pause Date. When a campaign is paused, DM Reach may place the campaign in a queue behind other marketing Campaigns that are ready to launch (**"Launch Queue"**). Customer acknowledges that DM Reach may not have staff available to relaunch a paused campaign on the Customer's date of choice. Customer campaign may be relaunched once Customer's campaign reaches the beginning of the Launch Queue.

3.6. Unpaid Invoices. Notwithstanding anything to the contrary in the Agreement, in the event that Customer fails to pay all outstanding invoices pursuant to this Agreement, Customer agrees that it shall pay the full amount of the outstanding invoices from the proceeds of the Offering, within seven (7) days of the disbursement of such proceeds to the Customer, plus applicable interest.   In the event that a Customer payment for any DM Reach fee fails, Customer has fourteen (14) days to re–connect their bank account or credit card and submit payment for any outstanding invoices. In the event that payment for all outstanding invoices is not cleared within 14 days, all partnership advertisements and DM Reach Services will be paused until payment is received and the Customer's bank account or credit card authorization is restored, except for non-payment of Partnership Fees by Due Date, which shall result in immediate cancellation of the advertising placements.   In the event that Customer fails to pay any invoice due and payable (**"Arrears"**) to DM Reach and such Arrears are not cleared or Customer account is not brought back into good standing within 30 days, all DM Reach Services pursuant to this Agreement will be paused and Customer's campaign will be placed at the end of the Launch Queue until payment is received in full. Once payment is received in full, Customer's campaign will move forward through the Launch Queue.

Customer acknowledges that marketing assets created using DM Reach Services shall not be released to Customer until all outstanding invoices and Arrears are paid in full. DM Reach shall have the right to register a lien on any assets or property of the Customer in respect of fees owed and outstanding to DM Reach for more than sixty (60) days.

4. WORK PRODUCT OWNERSHIP



Any copyrightable works, ideas, discoveries, inventions, patents, products, or other information developed in whole or in part by DM Reach in connection with the DM Reach Services provided to Customer (collectively the **"Work Product"**) will be work made for hire and the exclusive property of the Customer. To the extent deemed not to be work made for hire, DM Reach hereby assigns all Work Product and any and all intellectual property rights related thereto to Customer. Upon request, DM Reach will execute all documents necessary to confirm or perfect Customer's exclusive ownership of the Work Product. Without limiting the generality of the foregoing, all assets and other creative works created by DM Reach in the provision of the DM Reach Services and all data and analytics in connection with the DM Reach Services shall be the exclusive property of the Customer. Notwithstanding any provision in this Agreement to the contrary, (a) Work Product shall not include, and DM Reach shall be allowed to use, any and all audience data whatsoever including, without limitation, lookalike data, investor data and digital footprints, targeted investors and their data and digital footprints, and the like and (b) Customer shall not be permitted to use Work Product on competing "Technology Platforms" without the written consent of DM Reach. As used in this paragraph, "Technology Platforms" means capital raising platforms that would complete or replace any part of the DealMaker technology offering, including alternative order-taking payment technology, and does not include technology offerings that DealMaker does not provide.

5. ADDITIONAL INDEMNIFICATION

Notwithstanding and without limitation of any other provision of this Agreement, and notwithstanding whether such losses or damages are foreseeable or unforeseeable, DM Reach shall not be liable under any circumstances whatsoever for any breach by any other Customer Partner, which term includes third party consultants, agents, corporations, partnerships, trusts or any other entities involved in the placement of partnership advertisements, of securities laws or other rule of any securities regulatory authority, for lost profits or for special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. Customer agrees that its liability hereunder shall be absolute and unconditional, regardless of the correctness of any representations of any third



parties and regardless of any liability of third parties to DM Reach or any of the Indemnified Parties and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Customer shall ensure that all agreements with the Customer's Partners include the following indemnity:

"Partner agrees to indemnify, defend and hold Customer and any current or former officers, directors, employees, subsidiaries, affiliates, partners, agents or contractors (**"Representatives"**) harmless from any and all costs, demands, damages, losses, fees, expenses and liabilities (including attorneys' fees and costs) (**"Losses"**) as a result of any third parties demands, regulatory investigations, causes of action, losses, damages, liabilities, costs, fines, claims, class actions and expenses (including reasonable attorney's fees) (**"Claims"**) in connection with the services provided and the content prepared by the Partner for the Offering, unless Customer is proven to have been grossly negligent." The Parties hereby agree that DM Reach shall be a third party beneficiary of such indemnity provisions in the Customer's agreement with Partner in respect of any "Losses" suffered by DM Reach related to the Partner's services in respect of the Offering. The Parties further agree that this remedy shall not be the sole and exclusive remedy for DM Reach to recover any Losses against Customer in respect of the Agreement."

Customer further agrees that with respect to Publishers who are retained by DM Reach on Customer's behalf to place Customer's advertisements in third party publications, Customer shall indemnify and hold harmless Publishers and their Representatives with respect to any Claims arising from Customer content provided directly or indirectly to Publisher.

6. GENERAL

6.1. Customer No Unauthorized Usage. Customer acknowledges that DM Reach Customers must use DealMaker as the platform for their Offering, and Customer must execute a separate Order form with Novation Solutions Inc., o/a DealMaker.



6.2. Customer acknowledges that it is engaging in a self-hosted raise. Customer is responsible for carrying out the self-hosted capital raise and bears primary responsibility for the success of its own Offering. Customer understands that DM Reach does not and cannot make any guarantees about Customer's campaign of Offering. No language or provision in this Agreement or any related proposal shall be construed as a guarantee or warranty of any type by DM Reach, including, without limitation, the success of the Customer's campaign or the Offering, the amount of funds raised in the Offering, the costs associated with the capital raised in an Offering or anything relating to the scope of work or quality of work by DM Reach on the Customer's campaign.

6.3. Customer understands and acknowledges that all changes to marketing assets and marketing collateral, including but not limited to, the Customer's website for the Offering and all press releases, must be reviewed according to the terms of Customer's broker-dealer engagement agreement, where Customer has retained a broker-dealer.



DEALMAKER TRANSFER AGENT LLC O/A "DEALMAKER SHAREHOLDER SERVICES" CUSTOMER TERMS

If you are DealMaker Shareholder Services Customer, the following additional terms also apply to you.

These terms and conditions for DealMaker Transfer Agent LLC, O/A "DealMaker Shareholder Services ("**DMTA Terms**"), along with the Order Form and schedules attached to the Order Form create a binding agreement by and between the Customer who has signed the Order Form ("**DMTA Customer**"), and DMTA, as of the Effective Date ("**DMTA Agreement**"). DMTA Customer may also be considered a Customer of the other DealMaker Entities, depending on the services the DMTA Customer purchases.

Where these DMTA Terms replace a provision in the Terms, it is so stated. In the event of a conflict between these DMTA Terms and the Terms, the DMTA Terms shall control:

1.   <u>**Mandate**</u>

DMTA is hereby appointed as the service provider for the register of securities issued by the DMTA Customer via the online platform hosted at dealmaker.tech or as requested by the DMTA Customer, other classes of Securities that may have been issued, from time to time by the DMTA Customer (the "**Securities**"). DMTA's appointment shall take effect upon receipt of a DMTA Customer Board resolution in a form acceptable to DMTA and upon DMTA's acceptance of its mandate as articulated in the DMTA Customer Board resolution. The Securities may be issued by the DMTA Customer subject to Regulation A, Regulation CF or Regulation D of the Securities Act of 1933. In some cases, in the event the parties agree, DMTA may act as sub-register for the Securities, whereas the register for certain other of the DMTA Customer's securities may be held by a different transfer agent. DMTA may also act as DMTA Customer's Dividend Distributing Agent, in the event the DMTA Customer confirms in writing such additional request (the "**DMTA Services**").

2.   <u>**DMTA Term & Termination**</u>

<u>Term</u>

Notwithstanding anything to the contrary in any Agreement, the DMTA Services provided pursuant to this DMTA Agreement shall have a term of thirty-six (36) months ("**DMTA Term**"), commencing on the Effective Date, which DMTA Term shall automatically renew for successive three-year terms unless DMTA Customer provides written notice to DMTA at least sixty days (60) prior to the completion of the DMTA Term.



<u>Termination</u>

Notwithstanding anything to the contrary in this Agreement, the following termination provisions shall apply to DMTA Services:

<u>Early Termination.</u> In the event that DMTA Customer terminates this DMTA Agreement prior to the end of the DMTA Term ("**Early Termination**"), DMTA Customer shall pay the DMTA a break fee ("**Break Fee**.") The Break Fee shall be equivalent to the remaining fees due for the balance of the DMTA Term, pursuant to this DMTA Agreement, calculated as follows:

(a)   Months remaining in the DMTA Term shall be equivalent to the DMTA Term minus the number of months of the DMTA Term expired up to the Early Termination date requested by DMTA Customer ("**Months Remaining**");

(b)   Months Remaining multiplied by record maintenance fees (pro-rated monthly) plus Months Remaining multiplied by the Shareholder Services Management Portal Monthly Fee.

This DMTA Agreement may be terminated by DMTA (i) if the DMTA Customer is in breach of this Agreement and does not remedy such breach within sixty (60) days notice, in writing, or (ii) upon ninety (90) days' notice, in writing, being given to DMTA Customer.

This DMTA Agreement may be terminated by either the DMTA Customer or DMTA immediately upon notification or written confirmation of any bankruptcy, receivership, or dissolution of either party.

Within thirty (30) days of the termination of this DMTA Agreement and provided that the DMTA Customer is in compliance with all of the terms of this Agreement, DMTA shall deliver over to the DMTA Customer (or to such third party as the DMTA Customer otherwise requests) the Registers, share certificates and any other documents connected with the business of the DMTA Customer as reasonably requested.

3.   Status of DMTA

DMTA is a stock transfer agent registered with the Securities and Exchange Commission. DMTA will not custody, hold, manage, possess or otherwise handle securities. DMTA is not providing escrow services to DMTA Customer.

3.1.   DMTA Customer's Securities and Appointment of DMTA

"**Securities**", as used in this Agreement shall mean the equity, debt and revenue share securities, including any warrants and options, of DMTA Customer issued. DMTA Customer affirms, represents and warrants that it has provided to DMTA all applicable data concerning its Securities to be covered by this Agreement and associated holder positions.



DMTA Customer hereby certifies that it has taken such action required to appoint DMTA to provide the services set out in this Agreement, which action shall remain valid so long as this Agreement is in force and effect.

3.2.   Management of Holders Registers, Records and Transfer of Securities

DMTA shall keep and   maintain an electronic register of holders and register of transfers of Securities. Subject to any laws and government regulations in force from time to time and to any general or particular instructions as may from time to time be given to it by the DMTA Customer, and subject to any other written agreement applicable to DMTA from time to time, DMTA shall:

1.1. make such entries from time to time in the Register as are necessary in order that the accounts of each holder of Securities be properly and accurately kept and transfers of Securities properly recorded;

1.2.   record on the Register the particulars of all transfers of Securities;

1.3. furnish to the DMTA Customer, upon the reasonable request and at the expense of the DMTA Customer, such statements, lists, entries, information and material, concerning transfers and other matters, as are maintained or prepared by it pursuant hereto; and
shall be the sole person authorized to add, modify or remove Securities from the Register.

3.3.   Share Certificates

1.   Securities issued following the date hereof shall be held in "book entry" form only. "Book entry" means that ownership interests shall be recorded and kept only on the books and records of DMTA Customer (including, if applicable, in Direct Registration Statement form). No physical certificates shall be issued or received by DMTA. The Securities covered by this Agreement are not DTC eligible unless explicitly stated otherwise in the Order Form.

2.   The DMTA Customer hereby confirms that it has reviewed its articles/certificate of incorporation, by-laws and other governing documents and such documents allow for the issuance of book-based securities. The DMTA Customer acknowledges and agrees that upon receipt of written instructions from the DMTA Customer to the DMTA, DMTA may issue such book-based positions, as represented by DRS advice or otherwise, on all new share issuances and/or transfers. If a shareholder or its representative requests a change to a physical share certificate, DMTA shall convert said share certificate to book entry form and make the requested change.

3.   The DMTA Customer shall not issue any share certificate without such certificate being countersigned by DMTA in its capacity as Transfer Agent.



4. In the case of the loss, theft or destruction of any share certificate, before a replacement certificate will be issued, DMTA must receive:

   a. evidence satisfactory to DMTA of the loss, theft or destruction of such certificate; and

   b. a letter of indemnity from the shareholder and the DMTA Customer in a form acceptable to DMTA.

5. The DMTA Customer represents and warrants that all Securities to be covered by this Agreement that are issued and outstanding on the Effective Date are issued and outstanding as fully paid and non-assessable and that with respect to future allotments and issuances of Securities, DMTA shall be entitled to regard such Securities as fully paid and non-assessable.

6. DMTA shall be entitled to treat as valid any shareholder data, share certificate or DRS position for Securities purporting to have been issued or prepared by or on behalf of the DMTA Customer prior to the Effective Date of this Agreement and the DMTA Customer shall indemnify and save harmless DMTA, its officers, directors, employees, successors, assigns and agents from any liability or claims that may be made against them by reason of DMTA treating any such shareholder data, certificate or DRS position as valid. DMTA is hereby expressly relieved from any duty or obligation to (a) correct incomplete shareholder data prepared on behalf of the DMTA Customer prior to the Effective Date of this Agreement; and (b) verify the signature or the authority to sign of the person or persons purporting to sign any such certificate on behalf of the DMTA Customer or on behalf of any other institution that was appointed the Transfer Agent of the Securities prior to the Effective Date.

4.   Dividend Distribution Agent (if requested by DMTA Customer)

4.1. In the event that DMTA Customer appoints DMTA as agent to distribute to holders of Securities dividends as may from time to time be declared by the board of directors of the DMTA Customer, DMTA agrees to accept such appointment subject to terms to be agreed upon by the parties.

4.2. DMTA Customer shall provide security holder information to DMTA in order for DMTA Customer to contact such holders and obtain the information necessary to make dividend payments or pay amounts owing under debt securities.



4.3. If directed by DMTA Customer, DMTA may provide administrative reconciliation services for investor tax form completion but DMTA Customer is solely responsible for submitting required tax forms to the IRS.

4.4. If DMTA Customer chooses to appoint DMTA as the Dividend Distribution Agent in accordance with this section, DMTA Customer acknowledges that DMTA is not the dividend distribution paying agent. DMTA shall disburse dividends in accordance herewith upon receiving written direction from the DMTA Customer and a certified copy of a resolution of the board of directors of the DMTA Customer declaring such dividends but all payments shall be made by DMTA Customer from DMTA Customer funds.

4.5. At least one business day before the date on which such dividends are payable, the DMTA Customer shall deliver to DMTA by electronic transfer or certified cheque, funds sufficient to pay such dividends, or make such other arrangements for the provision of funds as may be agreeable between the parties.

4.6. If any funds are received by DMTA in the form of uncertified cheques, DMTA shall be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5. **Other Services**

5.1. DMTA shall perform such other services normally incident with the role of Transfer Agent and Registrar or Dividend Disbursing Agent, if applicable, as the DMTA Customer may request in writing from time to time for such fees as may be agreed to from time to time between the parties, in accordance with the terms hereof.

5.2. DMTA may, in connection with the services described in this Agreement, engage, at DMTA's sole expense (unless agreed in writing by DMTA Customer), without notice, subcontractors, agents and service providers in its sole and absolute discretion. DMTA Customer agrees that DMTA is authorized to appoint such individuals and entities and do all other acts required to carry out the Agreement.

5.3. DMTA may be required to perform other work on behalf of the DMTA Customer with respect to new or existing industry regulations (for example, related to provincial Securities Acts, the U.S. Securities Exchange Act of 1934 ("**1934 Act**"), the Internal Revenue Code, state escheatment or unclaimed property legislation or other). DMTA is hereby authorized, at its discretion and at the expense of the DMTA Customer, where applicable, to perform such work.

5.4. The DMTA Customer hereby acknowledges and authorizes DMTA to use the DMTA Customer's online DealMaker Shareholder online portal to communicate with shareholders for the purpose of delivering the DMTA shareholder Services described herein, including



but not limited to (i) uploading book entry statements and (2) responding to shareholder action requests.

5.5. The DMTA Customer acknowledges and agrees that DMTA is not responsible for the escheatment of unclaimed property, including securities or funds issued and/or held by DMTA as a result of DMTA performing its services as Transfer Agent and Disbursing Agent ("**Unclaimed Property**"), which may be required under any state laws or the 1934 Act. DMTA's role is limited to completing two lost holder searches pursuant to SEC rule 17 Ad-17 (**"Lost Holder Searches"**). The DMTA Customer acknowledges that it is solely responsible for all obligations with respect to Unclaimed Property that is in the possession of DMTA at any time and agrees that DMTA does not offer escheatment services. DMTA shall have no responsibility to provide additional services regarding lost holder accounts for DMTA Customer's Securities.

5.6. Notwithstanding the foregoing, in the event one or more shareholders is not responsive to the Lost Holder Searches, DMT ACustomer may retain DMTA to conduct additional database searches to locate the shareholder, at the DMTA Customer's sole expense, in accordance with DMTA's then applicable fees ("**Additional Searches**"). DMTA Customer acknowledges that it remains solely responsible for all obligations with respect to Unclaimed Property even if DMTA is directed to conduct Additional Searches.

6.   **Fees and Expenses**

This section applies only to the provision of DMTA Services and in the event of a conflict, supersedes any prior paragraphs concerning Fees contained in this Agreement:

6.1. The DMTA Customer shall pay the fees outlined on the Order Form for the services described therein. Fees are subject to revision by DMTA from time to time DMTA Customer shall reimburse DMTA for all costs and expenses incurred in connection herewith. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement or of any fees, the DMTA Customer agrees to pay DMTA such additional compensation, costs and expenses as are agreed between the parties to be warranted by any additional time, effort and/or responsibility incurred or expended by DMTA in order to comply with any laws or regulations it may be subject to as Registrar, Transfer Agent or as dividend distribution disbursing agent, including, without limitation, unclaimed property legislation or future imposed regulations.

6.2. All DMTA Fees are incurred immediately at time of service and non-refundable. The DMTA Customer will be billed as set out in the Terms.

6.3.   All out of pocket costs and expense recoveries are payable in advance, unless otherwise agreed to in writing.



6.4. In the event that a corporate action or reorganization occurs, the DMTA Customer agrees to compensate DMTA at a rate based on the terms of the transaction and the duties required of DMTA.

6.5. In the event the DMTA Customer defaults in its payment obligations to DMTA ("Payment Default"), DMTA shall have the right, commencing thirty (30) days following written notification to the DMTA Customer of Payment Default and unless such Payment Default has been remedied, to immediately suspend service or terminate this Agreement, subject to DMTA's rights and recourses under this Agreement or applicable law.

7.   DMTA Customer's Responsibility For Documents

7.1.   The DMTA Customer agrees that it will promptly furnish to DMTA from time to time:

1.3.1.   certified copies of all articles, any amendments thereto and all relevant By-laws;

1.3.2. certified copies of all resolutions or other authorizing documents allotting or providing for the issuance of Securities;

1.3.3. a current list of the directors of the DMTA Customer upon any change to this information; and

1.3.4. that number of unissued Share certificates as is necessary for DMTA to perform its obligations hereunder from time to time

7.2. DMTA Customer agrees to direct its broker-dealer, as applicable, to share required onboarding documents with DMTA upon request.

8.   DMTA Customer's Responsibility For Signatories

8.1. The DMTA Customer shall deliver evidence of the appointment of its signatories as such evidence may be requested from time to time by DMTA. The DMTA Customer shall promptly advise DMTA, in writing, as to any changes in the authorized signatories and the directors of the DMTA Customer and DMTA shall not be charged with notice of any such change in authorized signatories unless and until such notice is provided in writing in accordance with the provisions herein with respect to Notice.

8.2. DMTA may act upon any email or certificate or other document believed by it to be genuine and to have been signed by the proper person or persons. DMTA may refuse to process any requested transfer or perform any other act requested of it if it is not satisfied as to the propriety of the request or the sufficiency of the evidence provided in support of such request.



9. **Authorization To Act On Electronic Instructions**

9.1. The DMTA Customer hereby directs DMTA to accept and act upon directions including treasury directions sent to DMTA via e-mail or via communications initiated by DMTA Customer through the DMTA Customer's online portal licensed from DealMaker.tech.

9.2. The DMTA Customer acknowledges that: E-mail is not a secure means of communication. Some of the risks of e-mail communications are that:

- someone could intercept, read, retransmit or alter a communication;
- e-mails can be lost, delivered late, or not received; and
- someone can send unauthorized e-mails that appear to emanate from a secure source.

9.3. In reviewing directions received via email, DMTA shall rely upon the customary signature block of the individual authorized to sign for the DMTA Customer, as provided by the DMTA Customer, from time to time. In reviewing direction received via DMTA Customer's deal portal, DMTA shall rely upon the user credentials customarily associated with the DMTA Customer's account.

9.4. DMTA shall be entitled to act upon any direction received via e-mail or DealMaker.tech that DMTA believes to be genuine.

9.5. DMTA retains the right, at all times, to refuse to process any direction where DMTA questions the legitimacy of the direction. Where DMTA questions the legitimacy of a direction, DMTA shall make a good faith effort to promptly confirm the legitimacy of the direction, which may include requesting an originally signed direction. DMTA shall not be liable to the DMTA Customer or any party for any losses caused by DMTA's refusal to act on a direction that DMTA is not able to confirm to be legitimate.

10. **DMTA's Reservation Of Rights**

10.1. DMTA shall not incur any liability in refusing in good faith to affect any transfer which in its judgment is improper or unauthorized.

10.2. DMTA shall retain all rights and be entitled to:

10.2.1. refuse to act, and shall not be liable for refusing to act, unless it has received clear instructions and/or documentation and sufficient time to give effect to such instructions and/or documentation;

10.2.2. refuse the transfer of any Securities until such time as DMTA is satisfied, acting reasonably, that:



1.3.4.1. the share certificate, if applicable, presented to DMTA is valid;

1.3.4.2. the endorsement on the Share Certificate or DRS statement or appended stock power of attorney, as applicable, is genuine; and

1.3.4.3. the transfer requested is properly and legally authorized.

10.2.3. treat as valid any shareholder data or share certificate purporting to have been issued by or on behalf of the DMTA Customer prior to the date of this Agreement, as set out in section above;

10.2.4. not transfer any Security if such Security is subject to any restriction or prohibition on transfer, and DMTA shall not be liable to DMTA Customer or any other party for refusing to affect any such transfer;

10.2.5. refuse to act, and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, DMTA, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.

1.3.4.4. Further, should DMTA, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then DMTA shall have the right to resign on 10 days' written notice to the DMTA Customer, provided that (i) DMTA's written

notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to DMTA's satisfaction within such 10 day period, then such resignation shall not be effective; and

10.3. DMTA shall be under no obligation to prosecute or defend any action or suit in respect of its agency relationship under this Agreement but will do so at the request of the DMTA Customer, provided that the DMTA Customer furnishes indemnity and funding satisfactory to DMTA, acting reasonably, against any liability, cost or expense which might be incurred.

11. **Legal Advice**

11.1. DMTA is hereby authorized, at its discretion and at the expense of the DMTA Customer to refer all documents or requests relating to any transfers or any other matters contemplated by this Agreement or requested to be performed pursuant to this



Agreement to the DMTA Customer's or DMTA's legal counsel for advice, and DMTA shall be entitled but not required to rely on such advice. DMTA will, in all cases, endeavor to consult with the DMTA Customer prior to engaging outside counsel, unless as otherwise required by a regulatory body.

12.   Data Access By Third Parties

12.1. DMTA Customer agrees that inspection of Securities records and Registers on the systems of DMTA may be subject to the inspection rights of securities regulatory authorities including the Securities and Exchange Commission.

12.2. For this purpose, DMTA is hereby authorized to make Securities and holder Register data available to industry third-party systems, both directly and via an integrated API, including but not limited to DMTAs and securities exchanges, to enable them to obtain information about the DMTA Customer's Securities, payment history of Securities, confirmations of holders' ownership positions, among others.

13.   Warranties and Disclaimer

13.1.   Mutual Warranties: Each party to this Agreement represents to the other that (i) it has the right and authority to enter into this Agreement and to perform all of its respective obligations; (ii) the Agreement has been duly executed and delivered and constituted a valid, binding agreement enforceable in accordance with its terms; (iii) no other person is required to authorize the party's execution, delivery or performance of the Agreement; and (iv) execution, delivery and performance of this Agreement does not violate the terms or conditions of any other agreement to which it is a party or by which it is otherwise bound.

14.   Warranties By DMTA Customer

14.1. DMTA Customer warrants and represents to DMTA that it will provide complete and accurate information and records with respect to the Securities, the holders thereof and the restrictions applicable to transfer of the Securities (including the dates that any such restrictions are no longer applicable.

14.2.

14.3. In the event of a breach of any of the DMTA Customer's warranties or responsibilities herein, DMTA will have the right at its sole discretion to suspend DMTA Services if deemed necessary by DMTA to prevent or eliminate difficulties in the provision of DMTA Services pursuant to this Agreement or to prevent potential litigation.

14.4. Disclaimer By DMTA: Except as expressly set forth in this Agreement, DMTA makes no representation or warranty or any kind whether express, implied, or statutory.



15.   <u>**Limitation of Liability**</u>

This section applies only to the provision of DMTA Services and in the event of a conflict, supersedes any prior paragraphs concerning LImitation of Liability contained in this Agreement:

15.1. <u>Limits On Damages</u>. DMTA shall not be liable for any action taken or omitted to be taken by DMTA under or in connection with this Agreement, except for losses caused principally and directly by DMTA's gross negligence, fraud, bad faith or willful misconduct. Notwithstanding any other provision in this Agreement, DMTA shall not, under any circumstances, be liable to DMTA Customer for special, indirect, incidental, consequential, exemplary, aggravated or punitive damages arising out of or related to the transactions contemplated under this Agreement, including but not limited to lost profits, loss of business or holder claims.

15.2. <u>Cap on Liability.</u> Notwithstanding any other provision of this Agreement, DMTA Customer agrees that DMTA's total liability arising out of or related to this Agreement, regardless of whether the action or claim is based on contract, tort, warranty or otherwise, shall be limited to the amount of fees paid by the DMTA Customer to DMTA in the twelve
(12) months immediately preceding the first receipt by DMTA of notice of the claim.

15.3. Notwithstanding and without limitation of any other provision of this Agreement, and notwithstanding whether such losses or damages are foreseeable or unforeseeable, DMTA and each Indemnified Party shall not be liable under any circumstances whatsoever for any breach by any other person, which term includes corporations, partnerships, trusts or other entities, of securities laws or other rule of any securities regulatory authority, for lost profits or for special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. DMTA Customer agrees that its liability hereunder shall be absolute and unconditional, regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to any of the Indemnified Parties and shall accrue
and become enforceable without prior demand or any other precedent action or proceeding.

15.4. For so long as the DMTA Customer is a client of DMTA, the DMTA Customer undertakes to advise DMTA in writing as soon as reasonably practicable in the event that the DMTA Customer becomes, or ceases to be, a reporting DMTA Customer with the United States Securities and Exchange Commission.

15.5. The provisions of this section shall survive the resignation or removal of DMTA and the termination of this Agreement.



16. **Miscellaneous**

16.1. <u>No Implied License.</u> DMTA Customer has no right, title or interest in the technology used and the DMTA Services or by third parties engaged by the DMTA. This Agreement is not intended and will not be construed to confer upon either party any license rights to any patent, trademark, copyright, or other intellectual property rights of either party hereto or any other rights of any kind not specifically conferred in this Agreement.

16.2. <u>No Underwriting.</u> DMTA Customer agrees that DMTA is not acting as an underwriter of any Securities offering, nor as a broker or dealer on any Securities transaction.

16.3. <u>No Investment Advice.</u> DMTA Customer agrees that DMTA is not providing investment advice, does not make any Securities recommendation, and does not solicit the offer or sale of Securities to any investor or DMTA Customer.

16.4. <u>No Legal or Accounting Advice.</u> DMTA Customer agrees that DMTA does not provide any legal or accounting advice, including but not limited to legal advice or recommendations with respect to the vesting, conversion or expiry of any securities (collectively "**Conversion Events**"). DMTA Customer shall rely solely on its own professional advisors as it deems appropriate to do so, including but not limited to matters in relation to Conversion Events. DMTA reserves the right to seek legal advice as needed and in its sole discretion, as set out in this Agreement.



Shareholder Services Rate Card

Account Setup & Onboarding	
DealMaker Shareholder Services Onboarding includes: - Configuration of a Customer Shareholder Services portal for shareholder management - Issuer review and compliance package - Upload of historical shareholder list (must be provided in appropriate CSV Format) up to 2,500 holders	$2,500
Data cleaning and reconciliation	$125/hour
Note: DealMaker standard hourly rates of $125 per hour will apply to: *(a) uploading all historic shareholder data that is not in standard CSV format; and* *(b) Issuers importing greater than 2,500 historic shareholders.* *Requests to upload more than 2500 historic shareholders may also incur additional fees for data integration, available upon request.*	

Shareholder Services Management Portal Monthly Fee	
0 - 250 shareholders (*minimum flat fee*)	$250
251 - 500 shareholders	$0.75 / shareholder
501 - 1,500 shareholders	$0.50 / shareholder
1,501 - 5,000 shareholders	$0.20 / shareholder
5,001 - 10,000 shareholders	$0.10 / shareholder
10,001+ shareholders	$0.08 / shareholder
Monthly Fee includes: *- Portal access and use of DM Shareholder Management Technology* *- Shareholder ledger management, shareholder inquiry and IR functionality, Community building tools, and more.* *- Functionality supporting corporate updates, announcements, tracking engagement.* *- Document-sharing functionality to disseminate book entry statements, tax documentation, and other files to shareholders.* *Note: Pricing is graduated - tiers apply progressively as shareholder quantity increases.*	

Issuance Fees	
Electronic Record (Book Entry) security issuance fee	included



Base Usage Fees - Corporate Actions

Stock Split	$2,500
Name Change	$2,500
Stock Dividend	$2,500

Shareholder Actions

Non-restricted share transfer (issue/cancel). Includes electronic record-keeping of documentation received for transfer	$50/transfer
Removal of Restrictive Legend	$100
Transaction Rejection	$25

Note: all shares are maintained in book-entry form, we do not issue paper certificates.

Digital Dividend

Dividend Setup	$1,500
Administrative Fee	$500 per disbursement
Per distribution (plus associated payment processing costs)	$3.00
1099s Issue/Send*	$3.99

Note: Customer is responsible for issuing K-1s. Customer's accountant can prepare K-1s. DealMaker Shareholder Services Portal can be used to share K-1 statements with Customer's investors and FAQs prepared to easily manage investor's inquiries.

Base Shareholder Digital Voting & Annual Meetings

Voting, Website setup, Digital Meeting Hosting, Digital Q&A, Shareholder Technology Support	$15,000**
Email notice and Electronic ID Generation	$1.50 per shareholder



Vote Tabulation	$0.50 per vote tabulated
**Per Quarter. Voting extended beyond the quarter is subject to additional fees.	
Note: By-Laws must be drafted by counsel to permit digital meetings.	

Other Services	
Audit Verification	$125
Additional OFAC investor checks	$2.50/*shareholder*
Early Termination	Per contract term

Warrants and Convertible Notes:

General onboarding and customer account setup, includes: ● services rendered in connection with the creation of the issue. ● including, among other things, reviewing and providing our comments to counsel on the draft Warrant Indenture and other related documents. ● execution of the Warrant Indenture in its final approved form in acceptance of the responsibilities and duties of the agency. ● setting up records, and all telephone communications and correspondence incidental thereto.	
Monthly Record Maintenance Fee	$300 per month
Exercise Fee ● Includes review of exercise forms, confirmation of payment ● Cancellation of warrants and update of warrant register ● Issuance of new securities, update of new security register ● AML verification included in .tech portal	$60.00 per exercise and issuance
Cancellation, De-Registration, Re-Registration of Warrants	$20.00 per cancellation
Removal of Restrictive Legend	$100 per transaction
Other Services Rush Fees Fractional Share Payments Audit Verification Early Termination Consulting Fee	*Quoted based on Customer time limitations and project scope* *Quoted upon request* $125 $2,500 $50/hour * Consulting fee for issuer &



	investor questions outside our mandate for example, questions not directly related to the series raise for which we have been engaged.

NOTE: **Prices are standard base fees and subject to additional customization fees.** A condition of the use of DealMaker Transfer Agent LLC services is that Issuer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Shareholder Services software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Issuer and DealMaker.

EXHIBIT H

Escrow Agreement

TRI-PARTY ESCROW AGREEMENT

This ESCROW AGREEMENT ("Agreement") is made and entered into as of December 17, 2025, by and among THE BOUQS HOLDING COMPANY, a Delaware corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST, a Missouri chartered trust company with banking powers (in its capacity as escrow holder, the "Escrow Agent").

RECITALS

This Agreement is being entered into in reference to the following facts:

(a)   The Company intends to offer and sell to prospective investors ("Investors"), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or as exemption from registration thereunder (the "Offering"), the equity, debt, or other securities of the Company (the "Securities") with a minimum of $10,300.00 (Ten Thousand Three Hundred) (the "Minimum") and a maximum of $5,000,000.00 (Five Million) (the "Maximum") as described in the Company's disclosure materials and the Subscription Agreement (the "Subscription Agreement") applicable to the Offering.

(b)   In connection with the Offering, the Company and Managing Broker-Dealer desire to establish an Escrow Account (as defined herein) on the terms and subject to the conditions set forth herein.

(c)   For purposes of this Agreement, the term "Soliciting Dealer" refers to the Managing Broker-Dealer and any other securities dealer that may be retained by the Managing Broker-Dealer in connection with the Managing Broker-Dealer's services to the Company.

ARTICLE 1 – ESCROW FUNDS

1.1   Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent to act as escrow holder for the Escrow Funds (as defined below) under the terms of this Agreement. The Escrow Agent hereby accepts such appointment, subject to the terms, conditions, and limitations hereof.

1.2   Establishment of Escrow. Immediately following the Escrow Agent's execution of this Agreement, the Escrow Agent will open a non-interest bearing bank checking account with Escrow Agent (the "Escrow Account") for the purpose of receiving and holding Cash Deposits (as defined below) and the remaining portion of the Total Purchase Price (as defined below) payable by each Investor (as defined below) in connection with the Offering (the "Escrow Funds").

1.3   Escrow Funds.

(a)   Each Investor or Soliciting Dealer will be instructed by the Company or its Intermediary (as defined herein) to remit to the Company, a predetermined cash deposit (the "Cash Deposit"), as indicated on the applicable Subscription Agreement (as defined below), in the form of a check, draft, wire or ACH payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "THE BOUQS HOLDING COMPANY". Following receipt by the Company of an Investor's Cash Deposit, the Company or its Intermediary will promptly: (i) send to the Escrow Agent the Investor's name, address, executed IRS Form W-9 and total purchase price to be remitted for the Securities to be purchased by

the Investor (the "Total Purchase Price"), and (ii) remit to the Escrow Agent the Cash Deposit. Escrow Agent shall promptly deposit the Cash Deposit into the Escrow Account, which deposit shall occur within two (2) business days after the Escrow Agent's receipt of the Cash Deposit. For purposes of this Agreement, "Intermediary" shall mean a broker registered under Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or a funding portal registered under Regulation CF, 17 C.F.R. Part 227, and includes, where relevant, an associated person of the registered broker or registered funding portal. Notwithstanding the above, if the Company has retained an Intermediary, the Intermediary may instruct an Investor or Soliciting Dealer to remit the Cash Deposit amount in a method authorized by such Intermediary's portal or other website hosted by the Company or Intermediary in connection with the Offering, which may be remitted in the form of a credit card, wire, ACH payment, or other method, payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "THE BOUQS HOLDING COMPANY " as applicable. Such Cash Deposit amounts shall be paid into the Escrow Account.

(b)   On or prior to the consummation of the Offering, each Investor or Soliciting Dealer may be further instructed by the Company or its Intermediary to remit directly to the Escrow Agent an amount equal to the difference between such Investor's Total Purchase Price and the amount of such Investor's Cash Deposit, in a form of payment as described in Section 1.3(a), payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "THE BOUQS HOLDING COMPANY" as applicable.

(c)   Escrow Agent shall have no obligation to accept Escrow Funds or documents from any party other than the Investors, the Soliciting Dealers or the Company. Any checks that are made payable to a party other than the Escrow Agent shall be returned to the party submitting the check, and if received by the Company shall not be remitted to the Escrow Agent. Proceeds in the form of wire or other electronic funds transfers are deemed deposited into the Escrow Account and considered "Collected Funds" when received by the Escrow Agent. Any Proceeds deposited in the form of a check, draft or similar instrument are deemed deposited when the collectability thereof has been confirmed; after such time, such Proceeds are considered "Collected Funds." The Escrow Agent shall have no duty or responsibility to enforce the collection or demand payment of any funds deposited into the Escrow Account. Should any check be deemed uncollectible for any reason, the Escrow Agent will notify the Company of the amount of such return check, the name of the Investor and the reason for return and return the check to the Investor.

(d)   Escrow Agent will hold all Escrow Funds in escrow, free from any liens, claims or offsets, and such monies shall not become the property of the Company, the Investor or any Soliciting Dealer, nor shall such monies become subject to the debts thereof or the debts of the Escrow Agent, unless and until the conditions set forth in these instructions to disbursement of such monies have been fully satisfied.

(e)   The Escrow Funds shall be disbursed by the Escrow Agent from the Escrow Account by wire transfer or by a check payable to the appropriate payee(s) in accordance with the provisions of this Agreement.

(f)   Escrow Agent shall not be required to take any action under this Section 1.3 or any other section hereof until it has received proper written instruction from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, delivered in compliance with all applicable laws and pursuant to the terms of this Agreement. Such written instructions shall be in the form prescribed by the applicable Exhibit and signed by all required parties. Except as otherwise expressly contemplated

herein, all parties hereby direct and instruct Escrow Agent to accept any payment or other instructions provided by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, and Escrow Agent shall have no duty or obligation to authenticate such payment or other instructions or the authorization thereof. The Escrow Agent shall not be required to release any funds that constitute Escrow Funds unless the funds represented thereby are Collected Funds.

(g)   The Company, any Intermediary, and the Managing Broker-Dealer shall conduct all aspects of the Offering in full compliance with all applicable law, including all federal and state securities laws.

1.4   <u>Investments</u>.

(a)   All funds in the Escrow Account will be held by Escrow Agent in a non-interest bearing bank account at Escrow Agent. The Escrow Funds will not earn interest.

1.5   <u>Cancellation of Subscriptions</u>.

(a)   The Company may reject or cancel any Investor's offer to purchase Securities (the "<u>Subscription</u>"), in whole or in part. If all or any portion of the Total Purchase Price for such rejected or canceled Subscription has been delivered to the Escrow Agent, then the Company or its Intermediary will inform Escrow Agent in writing of the rejection or cancellation, and instruct Escrow Agent in writing in the form of <u>Exhibit "C"</u> attached hereto to refund some or all of the Escrow Funds. Such instruction must be made and delivered in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and signed by an Authorized Representative of the Company or authorized representative of the Intermediary.

<h3 style="text-align:center">ARTICLE 2 – DISBURSEMENT PROCEDURES</h3>

2.1   <u>Disbursement of Proceeds</u>. Escrow Agent shall hold and disburse the Escrow Funds in accordance with the following procedures:

(a)   Subject to the provisions of <u>Section 2.1(b)</u> through <u>Section 2.1(g)</u>, in the event Escrow Agent receives Collected Funds for the Minimum Offering prior to the termination of this Agreement, and for any point thereafter, and from time to time, promptly after the Escrow Agent's receipt of written instructions from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer in the form of <u>Exhibit "A"</u> attached hereto, the Escrow Agent shall disburse (by wire transfer or by a check payable to the appropriate payee(s)) the principal amount of all Escrow Funds then held by Escrow Agent, or such lesser amount as may be specified in such written instructions (but not less than the amount covered by the Minimum Offering) in accordance with such written instructions, as provided from time to time. Escrow Funds shall be distributed within one (1) business day of the Escrow Agent's receipt of such written instructions, which must be received by the Escrow Agent no later than 1:00 p.m. Central Standard time on a business day for the Escrow Agent to process such instructions that business day.

(b)   Escrow Agent shall continue to accept deposits of additional Escrow Funds until a date (the "<u>Final Closing Date</u>") which is the earlier of (i) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized

representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, that the Company has accepted Subscriptions for the Maximum Offering, or (ii) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, of a final closing date for receipt of Escrow Funds. Promptly from and after the Final Closing Date, the Escrow Agent shall return directly to the Investor, the principal amount of any Escrow Funds received by the Escrow Agent after the Final Closing Date and shall cease to accept any additional Escrow Funds.

(c)   If both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer give written notice to the Escrow Agent of the termination or withdrawal of the Offering, in the form of Exhibit "B" attached hereto, then promptly after such notification, the Escrow Agent shall return, as a complete distribution, each Investor's Escrow Funds, without deduction, penalty, or expense, to such Investor in the same method as the Investor caused payment pursuant to Section 1.3(a); provided, however, that to the extent an Investor's Escrow Funds were received by Escrow Agent from a qualified intermediary, such funds shall be returned to such qualified intermediary. In the event of the termination of the Offering pursuant to this Section 2.1(c), the Escrow Funds shall not under any circumstance be returned to the Soliciting Dealers or the Company. The Company represents, warrants, and agrees that the Escrow Funds returned to each Investor (or to such Investor's qualified intermediary) are and shall be free and clear of any and all claims of the Company and its creditors.

(d)   If an Investor is entitled to terminate its Subscription, or the Company rejects such Subscription in whole or in part, for which the Escrow Agent has received Escrow Funds, the Escrow Agent shall, upon a written instruction signed by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, in the form of Exhibit "C" attached hereto, promptly return directly to such Investor that portion of the Escrow Funds associated with such Investor and specified in the written instruction in the same method as the Investor caused payment pursuant to Section 1.3(a). If the Escrow Agent has not yet collected funds but has submitted the Investor's check for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor. If applicable, any disbursement instructions shall be delivered in compliance with Regulation CF, 17 C.F.R. 227.304.

(e)   If an Investor elects to remit the Total Purchase Price for such Investor's purchase of the Securities in lieu of applying the Investor's Cash Deposit to the Purchase Price, the Escrow Agent shall, upon the written request of both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, promptly return directly to such Investor, in the same method as the Investor caused payment pursuant to Section 1.3(a), the Cash Deposit deposited in the Escrow Account on behalf of such Investor. If the Escrow Agent has not yet collected funds but has submitted the Investor's check for the Cash Deposit for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor.

(f)   If any date that is a deadline under this Agreement for giving the Escrow Agent notice or instructions or for the Escrow Agent to take action is not a business day, then such date shall be the

business day that immediately precedes such date. A "business day" is any day other than a Saturday, Sunday or any other day on which banking institutions located in the state of Missouri, are authorized or obligated by law or executive order to close.

(g)   Any delivery of written disbursement and other instructions by an Authorized Representative of the Company, Authorized Representative of the Managing Broker-Dealer, or an authorized representative of an Intermediary pursuant to this Article 2 shall be made in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and the Exchange Act.

ARTICLE 3- GENERAL ESCROW PROCEDURES

3.1   Accounts and Records. Escrow Agent shall keep accurate books and records of all transactions hereunder. The Company shall be responsible for maintaining accurate books and records as to owners of the beneficial interest in the Escrow. The Company and Escrow Agent shall each have reasonable access to one another's books and records concerning the Offering and the Escrow Account. Upon final disbursement of the Escrow Funds, the Escrow Agent shall deliver to the Company a complete accounting of all transactions relating to the Escrow Account.

3.2   Duties. Escrow Agent's duties and obligations hereunder shall be determined solely by the express provisions of this Agreement. Escrow Agent's duties and obligations are purely ministerial in nature, and nothing in this Agreement shall be construed to give rise to any fiduciary obligations of the Escrow Agent with respect to the Investors or to the other parties to this Agreement. Without limiting the generality of the foregoing, the Escrow Agent is not charged with any duties or responsibilities with respect to any documentation associated with the Offering and shall not otherwise be concerned with the terms thereof. For purposes of communications and directives, the Escrow Agent shall not accept any instructions from a Soliciting Dealer participating in the Offering. The Escrow Agent shall not be required to notify or obtain the consent, approval, authorization, or order of court or governmental body to perform its obligations under this Agreement, except as expressly provided herein. The parties agree that Escrow Agent shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

3.3   Liability Limited. Escrow Agent shall not be liable to anyone whatsoever by any reason of error of judgment or for any act done or step taken or omitted by them in good faith or for any mistake of fact or law or for anything which they may do or refrain from doing in connection herewith unless caused by or arising out of their own gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for any indirect, special, consequential damages, or punitive damages. Escrow Agent shall have no responsibility to ensure anyone's compliance with any securities laws in connection with the Offering, and Escrow Agent shall not be required to inquire as to the performance or observation of any obligation, term or condition under any other agreements or arrangements.

3.4   Fees. The Company shall pay the Escrow Agent the fees based on the fee schedule attached hereto as Exhibit "D". In addition, the Company shall be obligated to reimburse the Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Agreement or the Escrow Account, including reasonable attorneys' fees. Neither the modification, cancellation, termination or rescission of this Agreement nor the resignation or termination of the Escrow Agent shall affect the right of the Escrow Agent to retain the amount of any fee which has been paid, or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date

of any such modification, cancellation, termination, resignation or rescission. Escrow Agent is hereby authorized by the Company to deduct from the Escrow Fund any fees not timely paid, and any unpaid fees before final distribution of the Escrow Fund to the Company in accordance with this Agreement; provided, however, that no fees shall be deducted from any amount of Escrow Funds to be returned to Investors. To the extent the Escrow Agent has incurred any such expenses, or any such fee becomes due, prior to any closing, the Escrow Agent shall advise the Company, and the Company shall direct all such amounts to be paid directly at any such closing.

3.5   Exculpation. Escrow Agent's duties hereunder shall be strictly limited to the safekeeping of monies, instruments or other documents received by the Escrow Agent and any further responsibilities expressly provided in this Agreement. The Escrow Agent will not be liable for:

(a)   the genuineness, sufficiency, correctness as to form, manner or execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

(b)   any misrepresentation or omission in any documentation associated with the Offering or any failure to keep or comply with any of the provisions of any agreement, contract, or other instrument referred to therein; or

(c)   the failure of any Soliciting Dealer or Investor to transmit, or any delay in transmitting, any Investor's Purchase Price to the Company or Escrow Agent.

3.6   Interpleader. If (i) conflicting demands are made or notice served upon the Escrow Agent with respect to the escrow or (ii) the Escrow Agent is otherwise uncertain as to its duties or rights hereunder, then the Escrow Agent shall have the absolute right at its election to do either or both of the following:

(a)   withhold and stop all further proceedings in, and performance of, this Agreement; or

(b)   file a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay the Escrow Agent actual costs, expenses and reasonable attorney's fees expended or incurred by Escrow Agent, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

3.7   Indemnification and Contribution. The Company and the Managing Broker-Dealer (each, an "Indemnifying Party") jointly and severally agree to defend, indemnify and hold Escrow Agent and its affiliates and their respective directors, officers, agents ("Indemnified Parties") harmless from and against all costs, damages, judgments, attorneys' fees, expenses, obligations and liabilities of any kind or nature ("Damages") to the fullest extent permitted by law, from and against any Damages or liabilities related to or arising out of this Agreement which the Indemnified Parties may reasonably incur or sustain in connection with or arising out of the escrow or this Agreement and will reimburse the Indemnified Parties for all expenses (including attorneys' fees) as they are incurred by the Indemnified Parties in connection with investigating, preparing or defending any such action or claim whether or not in connection with pending or threatened litigation in which the Indemnified Parties is or are a party; provided, however, the Indemnifying Party will not be responsible for Damages or expenses which are finally judicially determined to have resulted from an Indemnified Party's gross

negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation of the Escrow Agent.

3.8   Compliance with Orders. If at any time Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Funds (including but not limited to orders of attachment or any other forms of levies or injunctions or stays relating to the transfer of the Escrow Funds), Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing deems appropriate; and if Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

3.9   Resignation.

(a)   Escrow Agent may resign as escrow holder hereunder upon fourteen (14) days prior written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. The Company and Managing Broker-Dealer shall promptly appoint a successor escrow agent. The Escrow Agent will transfer all files and records relating to the Escrow and Escrow Account to any successor escrow holder mutually agreed to in writing by the Company and Managing Broker-Dealer upon receipt of a copy of the executed escrow instructions designating such successor. If the Company and Managing Broker-Dealer have failed to appoint a successor escrow agent prior to the expiration of fourteen (14) calendar days following the delivery of such notice of resignation from Escrow Agent, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Company and Managing Broker-Dealer. The Company and Managing Broker-Dealer shall be jointly and severally liable for Escrow Agent's costs and expenses including attorneys incurred in such proceeding.

(b)   In the case of a resignation of the Escrow Agent, the Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder. The successor escrow agent appointed by the Company and Managing Broker-Dealer shall execute, acknowledge and deliver to the Escrow Agent and the other parties an instrument in writing accepting its appointment hereunder. Thereafter, the Escrow Agent shall deliver all of the then-remaining balance of the Escrow Funds, less any expenses then incurred by and unpaid to the Escrow Agent, to such successor escrow agent in accordance with the joint written direction of the Company and Managing Broker-Dealer and upon receipt of the Escrow Funds, the successor escrow agent shall be bound by all of the provisions of this Agreement.

3.10   Filings and Resolution. Concurrently or prior to the execution and delivery of this Agreement, the Company shall deliver to the Escrow Agent a copy of its certificate of formation or other charter documents, resolutions, and any other account agreements requested by Escrow Agent.

3.11   Authorized Representatives. The Company hereby identifies to Escrow Agent the officers, employees or agents designated on Schedule I attached hereto as an authorized representative (each, an "Authorized Representative") with respect to any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or

permitted to be furnished to Escrow Agent. Schedule I may be amended and updated by written notice to Escrow Agent. Escrow Agent shall be entitled to rely on such original or amended Schedule I with respect to any party until a new Schedule I is furnished by such party to Escrow Agent. The Managing Broker-Dealer hereby agrees that any of its officers, employees or agents shall have authority to sign any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or permitted to be furnished to Escrow Agent. If applicable, the Company hereby identifies to Escrow Agent the officers, employees or agents of any Intermediary designated on Schedule I attached hereto as an authorized representative of the Intermediary with respect to any instruction or notice that such Intermediary is required or eligible to give pursuant to this Agreement, including with respect to the disbursement of Escrow Funds and other cash.

3.12   Term. The term of this Agreement shall commence as of the date first above written and shall end on the date that all funds in the Escrow Account are disbursed pursuant to this Agreement and all reporting obligations specified herein have been satisfied.

3.13   Identification Number. The Company represents and warrants that (a) its Federal tax identification number ("TIN") specified on the signature page of this Agreement underneath its signature is correct and is to be used for 1099 tax reporting purposes, and (b) it is not subject to backup withholding. The Company shall provide the Escrow Agent with the TIN and verification that the person or entity is not subject to backup withholding for any person or entity to whom interest is paid on any of the Proceeds, if applicable. Such verification may be evidenced by providing the Escrow Agent a Subscription Agreement containing appropriate language or a copy of a W-9.

3.14   Reliance. When Escrow Agent acts on any communication (including, but not limited to, communication with respect to the transfer of funds) sent by electronic transmission, Escrow Agent, absent gross negligence or willful misconduct, shall not be responsible or liable in the event such communication is not an authorized or authentic communication of the party involved or is not in the form the party involved sent or intended to send (whether due to fraud, distortion or otherwise). Escrow Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from Escrow Agent's reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company and the Managing Broker-Dealer agree to assume all risks arising out of the use of such electronic transmission to submit instructions and directions to Escrow Agent, including without limitation the risk of Escrow Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

3.15   Force Majeure. Escrow Agent shall not incur liability for not performing any act or not fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, pandemic or public health emergency, any act of God or war, terrorism or the unavailability of the Federal Reserve Bank or other wire or communication facility).

<center>ARTICLE 4- GENERAL PROVISIONS</center>

4.1   Notice. Any notice, request, demand or other communication provided for hereunder to be given shall be in writing and shall be delivered personally, by certified mail, return receipt requested, postage prepaid, or by transmission by a telecommunications device, and shall be effective (a) on the

day when personally served, including delivery by overnight mail and courier service, (b) on the third business day after its deposit in the United States mail, and (c) on the business day of confirmed transmission by telecommunications device. The addresses of the parties hereto (until notice of a change thereof is served as provided in this Section 4.1) shall be as follows:

To the Managing Broker-Dealer:	To the Company:
Dealmaker Securities, LLC 4000 Eagle Point Corporate Drive, Suite 950 Birmingham, Alabama, 35242 Attn: Jonathan Self 647-236-9021 Jself@dealmakersecurities.com	The Bouqs Holding Company 475 Washinton Blvd. Marina Del Ray, CA 90292 Attn: Kimberly Dawn Tobman Kviatkovsky 323-683-4116 Kim@thebouqs.com

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132
sbg@enterprisebank.com

with a copy to: Legal Department via email
legaltracking@enterprisebank.com

4.2   Amendments. Except as otherwise permitted herein, this Agreement may be modified only by a written amendment signed by the parties hereto, and no waiver of any provision hereof will be effective unless expressed in a writing signed by the parties hereto.

4.3   Wiring Instructions. In the event fund transfer instructions are given, such instructions must be communicated to Escrow Agent in writing delivered pursuant to Section 4.1. Escrow Agent shall seek confirmation of such instructions by telephone call-back to an Authorized Representative (in the case of the Company), authorized representative of the Intermediary, or other authorized person, and Escrow Agent may rely upon the confirmations of anyone purporting to be the Authorized Representative of the Company, authorized representative of the Intermediary, or other authorized person so designated. Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Company or the Intermediary to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. Escrow Agent may apply any of the Escrow Funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Agreement acknowledge that such security procedure is commercially reasonable.

4.4   Notifications.

(a)　　The Escrow Agent may, but need not, honor and follow instructions, amendments or other orders ("orders") which shall be provided by telephone facsimile transmission ("faxed") to the Escrow Agent in connection with this Agreement and may act thereon without further inquiry and regardless of whom or by what means the actual or purported signature of the Company may have been affixed thereto if such signature in Escrow Agent's sole judgment resembles the signature of the Company. The Company indemnifies and holds the Escrow Agent free and harmless from any and all liability, suits, claims or causes of action which may arise from loss or claim of loss resulting from any forged, improper, wrongful or unauthorized faxed order. The Company shall pay all actual attorney fees and costs reasonably incurred by the Escrow Agent (or allocable to its in-house counsel), in connection with said claim(s).

(b)　　Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or, solely with regards to business in the normal course, as otherwise from time to time changed or updated, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider or technology, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received.

(c)　　The Company is responsible for the accuracy and completeness of all communications given by it including those given pursuant to electronic means, including but not limited to email, internet, facsimile or text. Escrow Agent shall not be responsible for any interruption in such communication services and the Company shall be responsible for security of all such services.

4.5　　Assignment. Except as permitted in this Section 4.5, neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the express written consent of each of the other parties hereto. This Agreement shall inure to and be binding upon the parties hereto and their respective successors, heirs and permitted assigns. Any corporation into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which Escrow Agent will be a party, or any corporation succeeding to all or substantially all the business of Escrow Agent will be the successor of Escrow Agent hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

4.6　　USA PATRIOT Act. The Company shall provide to Escrow Agent such information as Escrow Agent may reasonably require to permit Escrow Agent to comply with its obligations under the federal USA PATRIOT Act (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001). Escrow Agent shall not make any payment of all or a portion of the Escrow Fund, to any person unless and until such person has provided to Escrow Agent such documents as Escrow Agent may require to permit Escrow Agent to comply with its obligations under such Act. Further, Company represents and warrants to Escrow

Agent that if it is a hedge fund, it will promptly notify Escrow Agent and enter into any agreement or provide any documentation requested by Escrow Agent.

4.7   Termination. This Agreement shall terminate when all the Escrow Funds have been disbursed or returned in accordance with the provisions of this Agreement.

4.8   Time of Essence.   Time is of the essence of these and all additional or changed instructions.

4.9   Counterparts. This Agreement may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

4.10   Governing Law and Jurisdiction. This Agreement shall be governed by, and shall be construed according to, the laws of the State of Missouri. The parties hereby irrevocably submit to the exclusive jurisdiction of the state courts of St. Louis County, Missouri or, if proper subject matter jurisdiction exists, the United States District Court for the Eastern District of Missouri, in any action or proceeding arising out of or relating to this Agreement. Each party hereto further irrevocably consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by registered or certified mail, return receipt requested, in the manner provided for herein. Each party hereto hereby expressly and irrevocably waives any claim or defense in any such action or proceeding based on improper venue or *forum non conveniens* or any similar basis.

4.11   Waiver of Jury Trial.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY EXPRESSLY, INTENTIONALLY, AND DELIBERATELY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE (EACH, A "CLAIM"). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 4.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. In the event that the waiver of jury trial set forth in the previous sentence is not enforceable under the law applicable to this Agreement, the parties to this Agreement agree that any Claim, including any question of law or fact relating thereto, shall, at the written request of any party, be determined by judicial reference pursuant to Missouri law. The parties shall select a single neutral referee, who shall be a retired state or federal judge. In the event that the parties cannot agree upon a referee, the court shall appoint the referee. The referee shall report a statement of decision to the court. Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral or obtain provisional remedies. The parties shall bear the fees and expenses of the referee equally, unless the referee orders otherwise. The referee shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph. The parties acknowledge that if a referee is selected to determine the Claims, then the Claims will not be decided by a jury.

4.12   Use of Name. The Company and the Managing Broker-Dealer will not make any reference to Enterprise Bank & Trust in connection with the Offering except with respect to its role as Escrow

Agent hereunder, and in no event will the Company or the Managing Broker-Dealer state or imply the Escrow Agent has investigated or endorsed the Offering in any manner whatsoever.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement pursuant to due authority as of the date set forth above.

Company:

The Bouqs Holding Company
a Delaware corporation
EIN; 93-3975503

Signed by:
By: Kimberly Dawn Tobman Kviatkovsky
4C2DDDE4B39F463...
Name: Kimberly Dawn Tobman Kviatkovsky
Its: CEO

12/17/2025 | 10:33 AM PST

Managing Broker-Dealer:

Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

DocuSigned by:
By: Jonathan Self
B32790379D0E45C...
Name: Jonathan Self
Its: CCO

12/18/2025 | 8:09 AM PST

Escrow Agent:
Enterprise Bank & Trust

Signed by:
By: Ernesto Maldonado
8D807557DF98401...
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

12/17/2025 | 1:34 PM PST

EXHIBIT A

DISBURSEMENT NOTICE

DISBURSEMENT OF OFFERING PROCEEDS

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

       Re: Escrow Account No.   BH-75503

Dear Escrow Agent:

      1.   Reference is made to that certain Escrow Agreement dated as of December 17, 2025 (the "Escrow Agreement") by and among THE BOUQS HOLDING COMPANY, a Delaware corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

      2.   The Company hereby certifies that the Company has received and accepted subscriptions with gross proceeds of at least $10,300.00.

      3.   You are hereby directed to disburse Escrow Funds in the amount of $_____ to the Company as follows: _____

[SIGNATURE PAGE FOLLOWS]

14

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:

The Bouqs Holding Company
a Delaware corporation
EIN; 93-3975503

By: _____
Name: Kimberly Dawn Tobman
Kviatkovsky
Its: CEO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: _____
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: _____
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT B

DISBURSEMENT NOTICE TERMINATION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

   Re: Escrow Account No. BH-75503

Dear Escrow Agent:

   1. Reference is made to that certain Escrow Agreement dated as of December 17, 2025 (the "Escrow Agreement") by and among THE BOUQS HOLDING COMPANY, a Delaware corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

   2. The Company has terminated the Offering prior to the disbursement of offering proceeds pursuant to Section 2.1(c) of the Escrow Agreement.

   3. You are hereby directed to disburse the Escrow Funds to Investors as follows:

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
The Bouqs Holding Company
a Delaware corporation
EIN; 93-3975503

By: _____
Name: Kimberly Dawn Tobman
Kviatkovsky
Its: CEO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: _____
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: _____
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT C

DISBURSEMENT NOTICE CANCELLATION OF SUBSCRIPTION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. BH-75503

Dear Escrow Agent:

      1.   Reference is made to that certain Escrow Agreement dated as of December 17, 2025 (the "Escrow Agreement") by and among THE BOUQS HOLDING COMPANY, a Delaware corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

      2.   The Investor has terminated Investor's Subscription or the Company has rejected Investor's Subscription, in whole or in part, prior to the disbursement of offering proceeds pursuant to Section 2.1(d) of the Escrow Agreement and, if applicable, in compliance with Regulation CF, 17 C.F.R. 227.304.

      3.   You are hereby directed to disburse the Escrow Funds to the Investor as follows:

_____

[SIGNATURE PAGE FOLLOWS]

18

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
The Bouqs Holding Company
a Delaware corporation
EIN; 93-3975503

By: _____
Name: Kimberly Dawn Tobman
Kviatkovsky
Its: CEO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: _____
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: _____
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT D

ESCROW AGENT SCHEDULE OF FEES

Escrow Account Servicing Fee (Annually):	$2,000.00
Tax Reporting:	$10.00/per 1099 filing
Outgoing Domestic Wire	$25.00 per wire
Incoming Domestic Wire	$12.50 per wire
International Wire	$45.00 per wire
Escrow Repaper	$500.00
Additional Disbursements	$100.00 per disbursement
Demand Statements	$6.00 per statement

*Escrow fees due upon account opening. Disbursement fees may apply

NOTE: All other standard bank fees apply. Please see current fee schedule for a summary of all bank fees.

The Escrow Account Servicing Fee, if not paid at the time of final disbursement of the funds, may debited by Escrow Agent from the balance remaining in the Escrow Account upon final disbursement of the funds to the Company in accordance with the Agreement.

SCHEDULE I

ESCROW ACCOUNT SIGNING AUTHORITY

Authorized Representative(s) of Company

The undersigned certifies that each of the individuals listed below is an authorized representative of the Company with respect to any instruction or other action to be taken in connection with the Escrow Agreement and Enterprise Bank & Trust shall be entitled to rely on such list until a new list is furnished to Enterprise Bank & Trust.

Signature: _____   Signature: _____
Print Name: _____   Print Name: _____
Title: _____   Title: _____
Phone: _____   Phone: _____
Email: _____   Email: _____

The undersigned further certifies that he or she is duly authorized to sign this Escrow Account Signing Authority.

Signature: _____ **
Name: [_____]
Its: [_____]
Date: [_____]

 **To be signed by corporate secretary/assistant secretary. When the secretary is among those authorized above, the president must sign in the additional signature space provided below. For entities other than corporations, an authorized signatory not signing above should sign this Escrow Account Signing Authority.

(Additional signature, if required)`

Signature: _____
Name:
Its:
Date:

If Company is using an Intermediary, (as defined by Regulation CF, 17 C.F.R. Part 227), the following shall be authorized representatives of the Intermediary:

Signature: _____   Signature: _____
Print Name: _____   Print Name: _____
Title: _____   Title: _____
Phone: _____   Phone: _____
Email: _____   Email: _____

EXHIBIT I

Investor Presentation



Bouqs®

Investor Presentation
August 2025

This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See "Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management's beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See "Important Information" at the end of this presentation for additional details.

Our Mission

To revolutionize the way we commemorate life's moments by connecting people to beautifully designed floral experiences and the responsible partners who create them.





THE Bouqs CO.
Flywheel Effect
01
Large TAM Industry Ripe For Entry Of Innovative Disruptor
02
Tech-driven "Vertically Integrated" Supply Chain
03
Diversified Floral Marketplace Dynamic Through Proprietary BFD Platform
04
Highly Attractive Ecommerce / Subscription Platform
05
Premium Brand In Large CPG Category
06
Strong Omni-channel Prospects

01	**Over $18 billion US floral market** size and fragmented retail environment (~12,600 retail florists)
02	**Less than 5% waste** compared to industry average of 40% to 60%
03	Directly linking farms to consumers leading to **longer vase life and** less than 7 day delivery time compared to industry average of 12 days
04	**1.3 million** eCommerce and Subscription orders in FY'24
05	Premium and masspirational brand with the **highest rating on top review sites**
06	**Expanding owned & operated retail** locations through build/buy reinforces same-day, next-day, Events and B2B services platform

Strategic Pillars

The Bouqs Co is disrupting an antiquated floral industry

Starbucks developed a brand leading the premiumization of coffee



▼



Becoming the Starbucks of Flowers...



▼





PILLAR #1

Branded Category Leader For All Floral Uses

Leveraging consumer awareness to sell across business units

PILLAR #2

Disruptive Supply Chain Network & Leading Tech Stack

❖ Best-in-class, proprietary supply chain platform delivers efficiency and delight

❖ Delivery less than 7 days from cut compared to industry average of 12 days

❖ Less than 5% waste compared to 40% to 60% industry average

PILLAR #3

Creating Loyalty In a Commoditized Market

❖ Growing base of Subscriber order mix of ~50% in FY 2024 with strong repeat order mix from ecommerce

---

PILLAR #4

Ubiquitous Distribution Across Channels

❖ Expansion beyond core digital into an omnichannel platform

❖ Omni-channel enables Sunday/Monday and Same/Next day delivery while serving as a profitable awareness driver

---

Supply Chain Advantage

Technology-driven, proprietary, vertically integrated supply chain delivers clear advantages

Farm → Importer → Wholesaler → Florist → Order Gatherers → Consumer

5-6
parties share margin

40-60%
waste rate[1]

12
days to delivery[1]
(shorter vase life)

❌ No sourcing transparency

❌ No sustainability guarantee

Improved Bouqs Supply Chain Network

Enables Marketplace Dynamic through faster and fresher flower delivery resulting in longer vase life while cutting out the middle-men.



Farm
Distribution Center
Retail POS

Farm → Bouqs DC/Retail → Consumer

Bouqs sources flowers from sustainable farms & reduces waste throughout its supply chain

80-90%
of Bouqs' volume
goes directly from farm to consumer, enabling efficiency while lowering waste & costs. Streamlined platform results in gross margin expansion and optimizes working capital

2-3
parties share margin

<5%
waste rate[2]

1-7
days to delivery[2]
(longer vase life)

✅ Full sourcing transparency

✅ Sustainability guarantee

We Care

ENVIRONMENTAL IMPACT

- Less overall GHG emissions as a result of an efficient supply chain process including production, ERP solution, packaging, and transportation
- Only 2.6% waste in 2022, compared to traditional flower deliveries that can result in 50% stem waste
- Sustainable farming practices reduce water, chemical pest control, fertilizer, and energy use
- We do not use unnecessary packing materials or ship "empty space". Our packaging is 99% recyclable/compostable and our transportation carbon footprint is 40% more efficient than competitors

SOCIETAL IMPACT

- Supports workers by only partnering with certified farms that follow responsible labor practices: no child or forced labor, paid overtime, etc.
- Supports local economies by providing farmers with better margins than traditional supply chains
- Business model provides women in floriculture with greater economic stability as part of their livelihood
- Our subscription model allows for unequaled stability during the off-season to our growers, which allows them to offer better working conditions and benefits to their employees
- Bouqs currently creates 65 direct jobs, 500 jobs for farm workers, and and additional 300 jobs in our supply chain

UNITED NATIONS SDGS

- We always think of our impact and ability to promote all 17 SDGs, but our effect is greatest in:











1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
14 LIFE BELOW WATER
15 LIFE ON LAND

Our Customers



TOP OCCASION PURCHASES

33%	Mother's Day
19%	Valentine's Day
18%	Birthdays

BOUQS CUSTOMER DEMOGRAPHICS

60% Female	40% Male
36 Average Age	$190K Household Income

CORE MARKETS

NYC | LA | SF
Chicago |
Dallas

43%
More Likely To Shop On Mobile Vs Avg.

WE CAPTURE VALUABLE DATA FOR CRM PURPOSES:

Age | Gender
Flower Preferences
Dates & Occasions

80%
MOBILE VISITORS use IOS Devices

OUR PICK
The New York Times
Wirecutter
2023

"The Best Online Flower Delivery Service"

Competitors

	Incumbents			Disruptor	Upstarts	
	1800flowers.com	FTD	teleflora.	The Bouqs Co.	Farmgirl FLOWERS	urbanstems
Ownership	Public	Nexus Capital/From You Flowers	The Wonderful Company	Venture-backed	Family-owned	SWaN & Legend Ventures
Geography	US	US	US/Europe/Asia Pacific	US	US	US
Supply Chain Efficiency/Tech						
Brand/Merch/Consumer-Centric						
Ubiquitous Availability						
Accessible Price Point						
NPS/Reliability						
Subscriptions						
Platform Play/Scalability						

Key Metrics

Highly attractive ecommerce and subscription platform



LTV/CAC

FY21 A	FY'22 A	FY'23 A	FY'24 A
2.58	1.87	2.40	2.71



AOV

FY'21 A	FY'22 A	FY'23 A	FY'24 A
$55.51	$58.65	$64.62	$68.55



Marketing Spend
(in 000's)

Performance Spend

FY21 A	FY'22 A	FY'23 A	FY'24 A
14,038	12,856	11,759	13,079



Order Mix

Subscriptions / eCommerce

FY'21 A	FY'22 A	FY'23 A	FY'24 F
63% / 37%	52% / 48%	54% / 46%	53% / 47%

History



2013 -2016

Launch of
The Bouqs Co.

❖ Establishment of eCommerce farm-to-consumer framework, shipping first flowers from farm partner in Cayambe, Ecuador

❖ Creation of initial "vertically-integrated" supply chain

❖ First brand to create bouquet names, sustainability and happiness guarantee among many other innovations



2017 -2019

Building
Foundations

❖ Build-out of robust processes to scale and accelerate platform

❖ Heavy investment in proprietary technology to scale business

❖ Launched 6 distribution centers for next day delivery along with complementary items to lift LTV and AOV



2020-2022

Expansion
Phase

❖ Hiring of talent across key business areas

❖ Greater uptake of subscriptions (over 1mm subscription orders in FY'22A)

❖ Launch of initial retail tests via store-in-store and owned & operated



2023+

Scaling Services
& Channels thru Retail

◆ **Expand retail** through key grocery partnerships + owned and operated

◆ **Extend floral business** into events and experiences

❖ Improve **operational agility** through predictive algorithms



Our Retail Concept & Design

An interactive and inspiring retail experience.



Façade designed to drive traffic



Build Your Own Bouq Wall with unique, farm-direct stems



Moments for the 'gram



Space for classes, events or just to enjoy



Inspirational visual merchandising

Unlocking Retail

❖ Brand Awareness

❖ Additional customer touch point

❖ Unique retail offerings

❖ High touch & high AOV wedding & events

❖ Big brand partnerships to leverage name recognition & foot traffic

❖ ***And Ecommerce Unlocks ~45% of Demand****

❖ Delivery for TODAY

❖ Delivery 7 days a week

❖ High AOV Arrangements

*TODAY + SUNDAY/MONDAY
45% of market demand and with the ability to service these customer, conversion nearly doubles.



Bouqs Shop in Shops

ORANGE COUNTY, CA

 

LA JOLLA, CA

 

SAN FRANCISCO, CA

 

Program to date performance is strong with overall sales growth **>300% YOY**

WHÕLE FOODS
M A R K E T

Bouqs Florist Counties Outperform

YoY delivery growth is 33-135% in counties with stores, driven by same and next day ordering.

YoY Quarterly Sales
Growth in 3 Store Counties*



160%
140%
120%
100%
80%
60%
40%
20%
0%

1%
8%
Prior to Stores

■ Low ■ High

33%
135%
Post Stores

*LA, OC, SF across Q4 24 and Q1 25

~85% of Purchases
are for Same / Next Day

17%
2+ Days Delivery

49%
Same Day Delivery

Next Day Delivery

Healthy Store Performance

Store sales are forecast to achieve $750K to $1.2M / year with sales per sq foot > $2,000.

FY25 Total Sales

$0.75 'M
$0.83 'M
$0.85 'M
$1.20 'M
SD 1st yr
OC 1st yr
SF 1st yr
LA 2nd yr

FY25 Sales per Sq. Ft.

$3,100
$2,000
$3,100
$2,400
SD 240 sq ft
OC 410 sq ft
SF 270 sq ft
LA 505 sq ft



Conversion Rate Improvement

Florist delivery pages convert at more than double the overall funnel due to same/next day delivery being consistently available. For modeling purposes this increase was assumed to grow with store ubiquity.

Retail Conv. Rate vs Sitewide Q3FY25



The Bouqs Co. Retail Opportunity

Uniquely positioned vs competitors to capture an omni-channel offering by rolling up local florists

The Bouqs Co. + Independent Florists = Significant Profitable Growth Opportunity

Independent Florists

Standalone

❖ Local florists benefit from **higher gross margins (60 – 80%)** due to their ability to **service high value events**, enhancing overall profitability – wedding and special occasion flowers make up ~40% of florists' total sales[1]

With The Bouqs Co.

❖ Gain access to The Bouqs Co. national brand, marketing resources, and technology, driving **increased sales and customer reach**

❖ Benefit from **streamlined operations**, shared logistics, and procurement, **lowering overhead expenses**

❖ Access to a new sales channel vs. not owning the customer if partner with an incumbent like 1800Flowers

The Bouqs Company

Standalone

❖ Well established national brand with an e-commerce & subscription offering, meaningful scale, and technology expertise

❖ Digital marketing and supply chain expertise

With Florists

❖ Florists open up same day/next day options, enabling **faster delivery times**, expanded **brand awareness and improved conversion rates** —with opportunity to **capture more events**

❖ Leverage the acquired florists' local networks and customer relationships to **increase customer lifetime value & reduce customer acquisition cost**



Notes:
(1) Society of American Florists (SAF)



Compelling M&A Strategy

1 Illustrative Target Florist Financial Profile

Revenue:	$1,500,000
EBITDA:	$150,000
Margin %	*10%*

- **Bouqs Acquisition Multiple:** 4x EBITDA (market is 2–4x)
- **Bouqs Acquisition Cost:** $600,000
  - *$300k in cash, $300k in a zero percent, 2 year sellers note*

0.4x Revenue

Acquiring $1.5M of revenue and $150k of EBITDA for $300k upfront

2 Payback Period (online synergies only)

Assumptions:

- Stores enable 2.3x increase in online orders in year 1
- Average AOV = $65
- Gross Profit per order = 40%

	Year 1
Unlocked Online Revenue[1]:	$760,500
Incremental Online Gross Profit	$304,200
Margin %	*40%*
Existing Store EBITDA	$150,000
Margin %	*10%*
Net Incremental EBITDA to Bouqs	$454,200

Payback period: ~16 months[2]

3 Payback Period (with synergies)

Additional Assumptions[3]:

- 500bp improvement in store EBITDA margin driven by:
  - Bouqs manager salary < owner salary; better pricing due to high volume sourcing; reduced waste via expanded demand vectors, incremental event volume driven by Bouqs' corp. sales; buying power reduces costs for vases and other add-ons; professionalization of back office (HR, tax accounting)

	Year 1
Unlocked Online Revenue[1]:	$760,500
Incremental Online Gross Profit	$304,200
Margin %	*40%*
Existing Store EBITDA + Synergies	$225,000
Margin %	*15%*
Net Incremental EBITDA to Bouqs	$529,200

Payback period: ~14 months[2]

Notes:

(1) Assumes 9,000 existing orders per new acquired store (FY25)
(2) Payback period calculation assumes net incremental EBITDA to Bouqs is distributed evenly throughout the year and does not account for seasonality
(3) Includes same assumptions as online synergies only scenario




Compelling M&A Strategy (Continued)

4 Scaling Nationwide

With a capital infusion of $30M, The Bouqs Co. can purchase 50 stores at $600,000 per store – $15M upfront, and the remaining as a sellers note

					Synergy Opportunity[1]
Revenue:	**$1,500,000**	x 50	**Revenue:**	**$75,000,000**	***(+) $38,025,000***
EBITDA: *Margin %*	$150,000 *10%*		**EBITDA:** *Margin %*	$7,500,000 *10%*	*(+) $18,960,000*

M&A Targets + Whole Foods Market Shop-in-Shops + Macy's Shop-in-Shops = Significant % of US Covered

The Bouqs Co. can capitalize on incremental online orders from the stores with zero additional investment in marking or people – *representing a potential ~$25M in incremental profit*

Notes:
(1) Reflects online and additional opex synergies; EBITDA synergies includes 500bp improvement in margin and incremental online gross profit



Key Takeaways

- Coming off a pivot in FY'22, The Bouqs Co is growing **sustainably & profitably**
- Industry-leading **subscription base & customer satisfaction** are unmatched
- The future is retail - and the efficiencies it unlocks online **through >100% conversion rate improvement.** Whole Foods Market and florist M&A will open profitable new revenue streams while growing the digitlal business
- At 30+ stores inbound logistics move from air to ground, giving The Bouqs Co. a **built-in cost advantage** vs. all other players
- Bouqs is poised to become the **Starbucks of the floral industry**



This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of [](the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



EXHIBIT J

Investors' Rights Agreement

AMENDED AND RESTATED

INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (the "**Agreement**") is made as of September 18, 2023, by and among The Bouqs Company, a Delaware corporation ("**OpCo**"), The Bouqs Holding Company, a Delaware corporation (the "**Company**") and each of the investors listed on <u>Schedule A</u> hereto (the "**Investors**", and each an "**Investor**").

<u>RECITALS</u>

<u>W I T N E S S E T H</u>

WHEREAS, OpCo and the Company are undertaking an internal reorganization pursuant to which the Company will assume OpCo's rights and obligations under the Prior Agreement (as defined below) pursuant to this Agreement (the "**Reorganization**").

WHEREAS, in connection with the Reorganization, OpCo, the Company and The Bouqs Merger Sub Company, a Delaware corporation ("**Merger Sub**"), are entering into an Agreement and Plan of Merger pursuant to which Merger Sub shall be merged with and into OpCo, with OpCo surviving as the surviving corporation (the "**Merger Agreement**" and, such merger, the "**Merger**").

WHEREAS, pursuant to the terms of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (i) the Company will receive 1,000 shares of Common Stock of OpCo and OpCo will become a wholly-owned subsidiary of the Company, (ii) each existing stockholder of OpCo shall receive a like number and kind of shares of capital stock of the Company (other than in the case of the holders of OpCo's Class B Common Stock and Preferred Golden Stock, each of which class or series shall be cancelled in connection with the Merger), (iii) all outstanding warrants of OpCo shall automatically convert into outstanding warrants of the Company, exercisable for the same number and kind of shares of capital stock of the Company and (iv) all outstanding stock options of OpCo shall automatically convert into outstanding stock options exercisable for the same number and kind of shares of Common Stock of the Company.

WHEREAS, OpCo and certain of the Investors (the "**Existing Investors**") previously entered into an Amended and Restated Investors' Rights Agreement, dated as of June 16, 2023, by and among OpCo and such Existing Investors (the "**Prior Agreement**").

WHEREAS, the undersigned Existing Investors are holders of a majority of the Registrable Securities of OpCo, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement in connection with the Reorganization.

NOW, THEREFORE, OpCo and the Investors (including the Existing Investors holding at least a majority of the Registrable Securities of OpCo) each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1.	Definitions. For purposes of this Agreement:

1.1	"**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners (or member thereof) or managing members (or member thereof) of, or shares the same management company (or member thereof) with, such Person.

1.2	"**Common Stock**" means shares of the Company's common stock, par value $0.001 per share.

1.3	"**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.4	"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.5	"**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.6	"**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.7	"**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.8	"**GAAP**" means generally accepted accounting principles in the United States.

1.9   "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.10   "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.11   "**Initiating Holders**" means any Holder or Holders who in the aggregate hold at least thirty percent (30%) of the outstanding Registrable Securities and who properly initiate a registration request under this Agreement.

1.12   "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.13   "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 1,479,405 shares of Preferred Stock.

1.14   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.15   "**Preferred Stock**" means the Series AA Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, the Series C-3 Preferred Stock and the Series C-4 Preferred Stock of the Company.

1.16   "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof, (iii) the Common Stock issuable or issued upon conversion of Warrant Stock; provided, however, that such shares of Common Stock issuable or issued upon conversion of the Warrant Stock shall be deemed Registrable Securities and the holder of such shares shall be deemed a Holder only for the purposes of Sections 2 and 7; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) through (iii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 7.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.17   "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.18   "**Restricted Securities**" means the securities of the Company required to bear the legend set forth in Section 2.12(b) hereof.

1.19　"**SEC**" means the Securities and Exchange Commission.

1.20　"**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.21　"**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.22　"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.23　"**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.24　"**Series AA Preferred Stock**" means shares of the Company's Series AA Preferred Stock, par value $0.001.

1.25　"**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.001.

1.26　"**Series B Preferred Stock**" means shares of the Company's Series B Preferred Stock, par value $0.001.

1.27　"**Series C Preferred Stock**" means shares of the Company's Series C Preferred Stock, par value $0.001.

1.28　"**Series C-1 Preferred Stock**" means shares of the Company's Series C-1 Preferred Stock, par value $0.001.

1.29　"**Series C-2 Preferred Stock**" means shares of the Company's Series C-2 Preferred Stock, par value $0.001.

1.30　"**Series C-3 Preferred Stock**" means shares of the Company's Series C-3 Preferred Stock, par value $0.001.

1.31　"**Series C-4 Preferred Stock**" means shares of the Company's Series C-4 Preferred Stock, par value $0.001.

1.32　"**Warrant Stock**" means that shares of Preferred Stock issuable or issued upon exercise of those certain Warrants to Purchase Stock dated July 3, 2015 and January 21, 2016 and issued to City National Bank by the Company or any amendments thereto or future warrants issued to City National Bank in connection with any amendments, restatements or replacements of the loan and security agreement between the Company and City National Bank.

2.   Registration Rights. The Company covenants and agrees as follows:

2.1   Demand Registration.

(a)   Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the date of this agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a written request from Initiating Holders that the Company file a Form S-1 registration statement with respect to Registrable Securities, then the Company shall, within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and as soon as practicable, and in any event within one hundred twenty (120) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of this Section 2.1 and Section 2.3.

(b)   Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Initiating Holders that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price for such Registrable Securities, net of Selling Expenses, of at least $3 million, then the Company shall, within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of this Section 2.1 and Section 2.3.

(c)   Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred eighty (180) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own

account or that of any other stockholder during such one hundred eighty (180) day period other than pursuant to an Excluded Registration.

(d)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a): (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1(a) (counting for these purposes only (x) registrations which have been declared or ordered effective and pursuant to which securities have been sold; and (y) withdrawn registrations that count as "effected" pursuant to the last sentence of this Section 2.1(d)); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b): (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two (2) registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and (except as provided in Section 2.6) forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d).

2.2   Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3   Underwriting Requirements.

(a)   If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the

Company and shall be reasonably acceptable to the holders of a majority of the Registrable Securities held by the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that if any Holder does not request inclusion of the maximum number of Registrable Securities allocated to such Holder pursuant to its pro rata allocation, the portion of such Holder's allocation not requested to be included in the registration shall be reallocated among those requesting Holders who requested inclusion of the maximum number of Registrable Securities allocated to such Holders, pro rata, on the basis of the number of Registrable Securities held by such Holders, and this procedure shall be repeated until all of the shares of Registrable Securities which may be included in the registration on behalf of the Holders have been so allocated; and provided, further, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number

of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be entirely excluded if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

2.4   Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to ninety (90) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such ninety (90) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such ninety (90) day period shall be extended for up to thirty (30) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of

process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed, or in the event that no securities of the Company are then listed, on a national securities exchange or trading system selected by the holders of a majority of the Registrable Securities included in such registration;

(g)   use its commercially reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and reasonably satisfactory to a majority in interest of the Holders requesting registration of Registrable Securities and (ii) a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters;

(h)   otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(i)   provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(j)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(k)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

2.5   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such

securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6   Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $30,000, of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request within twenty (20) days after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which such Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based on actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration, and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party under this Section 2.8, except to the extent that such failure materially prejudices the indemnifying party's ability to defend such action.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is

appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided, further, that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)   Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9   Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the

Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10   Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority in interest of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (i) to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder.

2.11   "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's IPO and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held immediately before the effective date of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Holders if all officers, directors and greater than one percent (1%) stockholders of the Company enter into similar agreements. The underwriters in connection with the Company's IPO are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's IPO that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Notwithstanding the foregoing, if (i) during the last seventeen (17) days of the one hundred eighty (180)-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company

occurs; or (ii) prior to the expiration of the one hundred eighty (180)-day restricted period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the one hundred eighty (180)-day period, the restrictions imposed by this Section 2.11 shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Any discretionary waiver or termination of the restriction of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

2.12   Restrictions on Transfer.

(a)   The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate or instrument representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be stamped or otherwise imprinted with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO (1) RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT, AND (2) VOTING RESTRICTIONS AS SET FORTH IN AN AMENDED AND RESTATED VOTING AGREEMENT AMONG THE COMPANY AND THE ORIGINAL HOLDERS OF THESE SHARES, COPIES

OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c)   The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or Section 2.2 shall terminate upon the earliest to occur of:

(a)   the closing of a Deemed Liquidation Event, as such term is defined in the Restated Certificate; and

(b)   such date on or after the closing of the Company's IPO when all of such Holder's Registrable Securities could be sold without restriction as to volume under SEC Rule 144.

3. <u>Information Rights and Observer Rights</u>.

3.1   <u>Delivery of Financial Statements</u>. The Company shall deliver to each Major Investor, if requested by such Major Investor:

(a)   as soon as practicable, but in any event within one hundred and twenty (120) days after the end of each fiscal year of the Company, (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year prepared in accordance with GAAP, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined in Section 3.1(c)) for such year, with an explanation of any material differences between such amounts; and (iii) a statement of stockholders' equity as of the end of such year; provided, that commencing with the fiscal year ending December 31, 2017, the Company shall deliver annual financial statements pursuant to this Section 3.1(a) no later than one hundred and twenty (120) days following the end of such fiscal, which shall be audited and, unless waived by the Company's Board of Directors, certified by a registered independent and nationally recognized accounting firm selected by the Company's Board of Directors and reasonably acceptable to the Company's Chief Financial Officer;

(b)   as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal yearend audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)   as soon as practicable, but in any event within thirty (30) days prior to the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "**Budget**"), approved by the Board of Directors forecasting the Company's revenues, expenses and cash position on a month-to-month basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(d)   such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company) or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this <u>Section 3.1</u> to the contrary, the Company may cease providing the information set forth in this <u>Section 3.1</u> during the period starting with the date thirty (30) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this <u>Section 3.1</u> shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 <u>Inspection</u>. The Company shall permit each Major Investor, at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor upon fifteen (15) days prior written notice; <u>provided</u>, <u>however</u>, that the Company shall not be obligated pursuant to this <u>Section 3.2</u> to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form reasonably acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 <u>Observer Rights</u>.

(a) So long as Azure Capital Partners III, L.P. (together with its affiliated venture funds, "**Azure**") continues to hold at least 151,211 Registrable Securities (as adjusted for stock splits, combinations, and similar transactions), the Company shall invite a representative of Azure (initially Dan Park) to attend all meetings of its Board of Directors in a non-voting observer capacity and, in this respect, shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; *provided*, *however*, that such representatives shall agree to hold in confidence and trust, to not disclose and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representatives from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is reasonably determined by the Board of Directors to be a competitor of the Company.

(b) So long as NextEquity Partners, LLC (together with its affiliated venture funds, "**Next Equity**") continues to hold at least 1,500,000 Registrable Securities (as adjusted for stock splits, combinations, and similar transactions), the Company shall invite a representative of Next Equity (initially Adam Hopkins) to attend all meetings of its Board of Directors in a non-voting observer capacity and, in this respect, shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; *provided*, *however*, that such representatives shall agree to hold in confidence and trust, to not disclose and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representatives from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in

disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is reasonably determined by the Board of Directors to be a competitor of the Company.

(c)   So long as Yamasa Co., Ltd. ("**Yamasa**") continues to hold at least 4,053,177 Registrable Securities (as adjusted for stock splits, combinations, and similar transactions), the Company shall invite a representative of Yamasa (initially Tetsuro Sato) to attend all meetings of its Board of Directors in a non-voting observer capacity and, in this respect, shall give such representatives copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representatives shall agree to hold in confidence and trust, to not disclose and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representatives from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is reasonably determined by the Board of Directors to be a competitor of the Company.

3.4   Termination of Information and Observer Rights. The covenants set forth in Section 3.1, Section 3.2 and Section 3.3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

3.5   Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, rule, regulation or court or other governmental order, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4.   Rights to Future Stock Issuances.

        4.1   Right of First Offer. The Company hereby grants to each Major Investor the right of first offer to purchase up to its pro rata share of New Securities (as defined in this Section 4) which the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Major Investor's pro rata share, for purposes of this right of first offer, is equal to the ratio of (a) the number of shares of Common Stock owned by such Major Investor immediately prior to the issuance of New Securities (assuming full conversion of the Preferred Stock and exercise of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock held by said Major Investor) to (b) the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities (assuming full conversion of the Preferred Stock and exercise of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock, but excluding any unused portion of any option or similar pool). A Major Investor shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

        4.2   Restrictions. This right of first offer shall be subject to the following provisions:

        (a)   "**New Securities**" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; provided that the term "**New Securities**" does not include:

                (i)   securities or rights to acquire securities that are excluded from the definition of "Additional Shares of Common Stock" under the Company's Amended and Restated Certificate of Incorporation as may be amended from time to time (the "**Restated Certificate**"), other than securities excluded from the definition of "Additional Shares of Common Stock" solely by virtue of the terms of Section 4.4.1(d)(ix) of Article IV.B of the Restated Certificate; or

                (ii)   any shares of Series C-4 Preferred Stock issued under that certain Series C-4 Preferred Stock Purchase Agreement, dated June 16, 2023, by and among the Company and certain of the Investors, as such agreement may be amended.

        (b)   The right of first offer in this Section 4 shall not be applicable with respect to any Major Investor if (i) at the time of such offering, the Major Investor is not an "accredited investor" as that term is defined in Section 501(a) of the Securities Act and (ii) such offering of New Securities is otherwise being offered only to accredited investors.

        (c)   In the event the Company proposes to undertake an issuance of New Securities, it shall give each Major Investor written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Major Investor shall have fifteen (15) days after any such notice is mailed to such Major Investor to agree to purchase such Major Investor's pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company.

At the expiration of such fifteen (15) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice to each Fully Exercising Investor, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which the Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the ratio of (a) the number of shares of Common Stock owned by such Fully Exercising Investor immediately prior to the issuance of New Securities (assuming full conversion of the Preferred Stock and exercise of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock held by said Major Investor) to (b) the total number of shares of Common Stock then held by all Fully Exercising Investors (assuming full conversion of the Preferred Stock and exercise of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock held by all Fully Exercising Investors) who wish to purchase such unsubscribed shares.

(d)   In the event the Major Investors fail to exercise fully the right of first offer within said twenty-five (25) day period (the "**Election Period**"), the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within sixty (60) days from the date of said agreement) to sell that portion of the New Securities with respect to which the Major Investors' right of first offer set forth in this Section 4 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Major Investors delivered pursuant to Section 4.2(c). In the event the Company has not sold within such ninety (90) day period following the Election Period, or such sixty (60) day period following the date of said agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Major Investors in the manner provided in this Section 4.2.

(e)   The right of first offer granted under this Agreement shall expire upon, and shall not be applicable to the first to occur of (i) the IPO or (ii) a Deemed Liquidation Event, as defined in the Restated Certificate as amended from time to time.

5.   Matters Requiring Preferred Director Approval. So long as the holders of (a) Series A Preferred Stock, (b) Series B Preferred Stock and (c) Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, are entitled to elect a Preferred Director (as defined in the Restated Certificate), the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board of Directors, which approval must include the affirmative vote of at least one of the Preferred Directors:

5.1   incur or assume any liability, indebtedness, issue any bonds or notes or enter into any other payment obligations or expenditure that commits the Company to pay $500,000 or more in the aggregate; or

5.2   issue any stock, options or other equity to any employees, consultants or directors of the Company after the date hereof which contain vesting acceleration provisions.

6.   Additional Covenants.

6.1   Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement in the form approved by the Board of Directors.

6.2   Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4)-year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 2.11. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on transfers of Common Stock by employees, consultants or other service providers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon the termination of service of a holder of restricted stock.

6.3   Market Stand-off Agreement. The Company shall require all future holders of 1% or more of the Company's Common Stock and/or any series of Preferred Stock (or securities exercisable for or convertible into Common Stock and/or Preferred Stock) to execute a market stand-off provision substantially similar to that in Section 2.11.

6.4   Insurance. The Company shall use its commercially reasonable efforts to maintain from financially sound and reputable insurers Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors for so long as the Investors are entitled to elect at least one Preferred Director pursuant to that certain Amended and Restated Voting Agreement dated of even date hereof by and among the Company and the stockholders of the Company listed therein.

6.5   Board Matters. The Company shall reimburse each nonemployee member of the Board of Directors for all reasonable out-of-pocket travel and other expenses incurred in connection with attending meetings of the Board of Directors held outside of the San Francisco Bay Area. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly.

6.6   Qualified Small Business Stock. The Company shall use commercially reasonable efforts to cause the shares of Series A Preferred Stock issued pursuant to the Series A Purchase Agreement dated June 25, 2014, the shares of Series B Preferred Stock issued pursuant to the Series B Preferred Stock Purchase Agreement dated November 5, 2015, as amended December 14, 2015, and as further amended March 7, 2016, the shares of Series C Preferred Stock issued pursuant to the Series C Preferred Stock Purchase Agreement dated January 24, 2017, and the shares of Series C-1 Preferred Stock issued pursuant to the Series C-1 Preferred Stock Purchase Agreement dated November 16, 2018, as well as, in each case, any shares into which such shares

are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; *provided*, *however*, that such requirement shall not be applicable if the Board of Directors of the Company determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. Upon request of an Investor, the Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, as soon as reasonably practicable after any Investor's written request therefor, the Company shall, at its option, either (i) deliver to such Investor a written statement indicating whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Investor such factual information in the Company's possession as is reasonably necessary to enable such Investor to determine whether (and what portion of) such Investor's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

6.7   Cash Management Policy; 409A Valuation. The Company shall maintain a cash management policy which shall be to the satisfaction of the Board of Directors. The Company shall complete a valuation of the Company for purposes of Section 409A of the Code (and the guidance thereunder) as soon as reasonably practicable following the date of this Agreement, but in no case more than one hundred (100) days following the date of this Agreement.

6.8   Termination of Covenants. The covenants set forth in this Section 6, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate.

7.   Miscellaneous.

7.1   Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 750,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are

binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

7.2   Governing Law; Jurisdiction; Venue. This Agreement shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the federal and state courts of the State of California and not in any other state or federal court in the United States of America or any court in any other country.

7.3   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto or such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 7.5. If notice is given to the Company such notice shall be sent to 4094 Glencoe Ave., Marina Del Rey, CA 90292, Attn: Chief Executive Officer with a copy to Goodwin Procter LLP, 520 Broadway, Suite 500, Santa Monica, CA 90401, Attn: Chris Shoff, Email: CShoff@goodwinlaw.com.

7.6   Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding that are held by Investors; provided that the Company may in its sole discretion waive compliance with Section 2.12(c); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors

in the same fashion, (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including the definition of "Major Investor" and this clause (b) of this Section 7.6) may not be amended, modified, terminated or waived without the written consent of the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors (which amendment, modification, termination or waiver applies to all Major Investors in the same manner), and (c) Section 3.3(c) and this Section 7.6(c) may not be amended, modified, terminated or waived without the written consent of Yamasa and/or its Affiliates. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 7.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add information regarding additional investors, as further described in Section 7.11 below, without the consent of the other parties hereto.

7.7   Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

7.8   Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

7.9   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force and effect.

7.10   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date

hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

        7.12   <u>Acknowledgment</u>. The Company acknowledges that the Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company so long as such participation does not result in a breach of such Investor's express obligations herein (including the confidentiality provisions of <u>Section 3.5</u>).

(Remainder of Page Intentionally Left Blank)

EXHIBIT K

Amended and Restated Right of First Refusal and Co-Sale Agreement

AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (the "**Agreement**") is made as of September 18, 2023 by and among The Bouqs Company, a Delaware corporation ("**OpCo**"), The Bouqs Holding Company, a Delaware corporation (the "**Company**"), each of the Investors listed on Schedule A hereto (as defined below) and the Key Holders (as defined below) listed on Schedule B hereto.

WHEREAS, OpCo and the Company are undertaking an internal reorganization pursuant to which the Company will assume OpCo's rights and obligations under the Prior Agreement (as defined below) pursuant to this Agreement (the "**Reorganization**").

WHEREAS, in connection with the Reorganization, OpCo, the Company and The Bouqs Merger Sub Company, a Delaware corporation ("**Merger Sub**"), are entering into an Agreement and Plan of Merger pursuant to which Merger Sub shall be merged with and into OpCo, with OpCo surviving as the surviving corporation (the "**Merger Agreement**" and, such merger, the "**Merger**").

WHEREAS, pursuant to the terms of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (i) the Company will receive 1,000 shares of Common Stock of OpCo and OpCo will become a wholly-owned subsidiary of the Company, (ii) each existing stockholder of OpCo shall receive a like number and kind of shares of capital stock of the Company (other than in the case of the holders of OpCo's Class B Common Stock and Preferred Golden Stock, each of which class or series shall be cancelled in connection with the Merger), (iii) all outstanding warrants of OpCo shall automatically convert into outstanding warrants of the Company, exercisable for the same number and kind of shares of capital stock of the Company and (iv) all outstanding stock options of OpCo shall automatically convert into outstanding stock options exercisable for the same number and kind of shares of Common Stock of the Company.

WHEREAS, the OpCo, the Key Holders and certain of the Investors (the "**Existing Investors**") previously entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated June as of 16, 2023 (the "**Prior Agreement**"), in connection with the purchase of shares of Series C-4 Preferred Stock of the Company ("**Series C-4 Preferred Stock**").

WHEREAS, the Key Holders, the Existing Investors and OpCo desire amend and restate the Prior Agreement to provide the Investors with the rights and privileges as set forth herein in connection with the Reorganization.

NOW, THEREFORE, OpCo, the Key Holders and the Investors (including the requisite Existing Investors) each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1.   Definitions.

"**Affiliate**" means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by or is under common control with such Person, including without limitation any general partner (or member thereof), officer, director or manager

1

of such Person, and any venture capital fund now or hereafter existing which is controlled by one or more general partners (or member thereof) or managing members (or member thereof) of, or shares the same management company (or member thereof) with, such Person.

"**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

"**Common Stock**" means shares of Common Stock of the Company.

"**Company Notice**" means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

"**Investor Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

"**Investors**" means the Persons named on Schedule A hereto, each Person to whom the rights of an Investor are assigned pursuant to the terms hereof, each Person who hereafter becomes a signatory to this Agreement as an Investor pursuant to the terms hereof and any one of them, as the context may require.

"**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to the terms hereof, each person who hereafter becomes a signatory to this Agreement as a Key Holder pursuant to the terms hereof and any one of them, as the context may require.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Stock**" means all shares of Series AA Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock.

"**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

"**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

"**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

"**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

"**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

"**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock.

"**Series AA Preferred Stock**" means shares of the Company's Series AA Preferred Stock.

"**Series B Preferred Stock**" means shares of the Company's Series B Preferred Stock.

"**Series C Preferred Stock**" means shares of the Company's Series C Preferred Stock.

"**Series C-1 Preferred Stock**" means shares of the Company's Series C-1 Preferred Stock.

"**Series C-2 Preferred Stock**" means shares of the Company's Series C-2 Preferred Stock.

"**Series C-3 Preferred Stock**" means shares of the Company's Series C-3 Preferred Stock.

"**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

"**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

    2.1 Right of First Refusal.

(a)   Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee or Prospective Transferees, as applicable, and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after the Company's receipt of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c)   Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the ten (10)-day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (each, an "**Exercising Investor**" and collectively, the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of

shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to this Section 2.1(d)). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   Consideration; Closing. If any portion of the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of such consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice (provided that if an Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock). Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described in Section 2.1(c), and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Investor who timely exercises such Investor's Right of Co-Sale by delivering the written notice provided for above in Section 2.2(a) may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Capital Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and

conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) <u>Delivery of Certificates</u>. Each Investor shall effect its participation in the Proposed Key Holder Transfer by delivering to the transferring Key Holder, no later than fifteen (15) days after such Investor's exercise of the Right of Co-Sale, one or more stock certificates, properly endorsed for transfer to the Prospective Transferee, representing:

(i) the number of shares of Common Stock that such Investor elects to include in the Proposed Key Holder Transfer; or

(ii) the number of shares of Preferred Stock that is at such time convertible into the number of shares of Common Stock that such Investor elects to include in the Proposed Key Holder Transfer; <u>provided</u>, <u>however</u>, that if the Prospective Transferee objects to the delivery of convertible Preferred Stock in lieu of Common Stock, such Investor shall first convert the Preferred Stock into Common Stock and deliver Common Stock as provided above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the Prospective Transferee.

(d) <u>Purchase Agreement</u>. The parties hereby agree that the terms and conditions of any sale pursuant to this <u>Section 2.2</u> will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this <u>Section 2.2</u>.

(e) <u>Deliveries</u>. Each stock certificate an Investor delivers to the selling Key Holder pursuant to <u>Section 2.2(c)</u> above will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and the selling Key Holder shall concurrently therewith remit or direct payment to each Investor the portion of the sale proceeds to which such Investor is entitled by reason of its participation in such sale. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Investor exercising its Right of Co-Sale hereunder, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

(f) <u>Additional Compliance</u>. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this <u>Section 2</u>. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this <u>Section 2.2</u>.

2.3 <u>Effect of Failure to Comply</u>.

(a)   Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(c)   Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee under Section 2.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 2.2. The sale will be made on the same terms and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's rights under Section 2.2.

3.   Exempt Transfers.

3.1   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply: (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing

collectively referred to as "**family members**"), or any other relative/person approved by unanimous consent of Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Key Holder or any such family members, (d) the sale, gift or donation by the Key Holder of up to an aggregate (in all sales, gifts or donations described by this clause (d) at any time during the term of this Agreement) of 5% of the Transfer Stock held by such Key Holder as of the date such Key Holder first became party to this Agreement, or (e) to the repurchase by the Company of shares of Common Stock from John Tabis and/or Juan Pablo Montufar at a purchase price of $1.1098 per share as provided in Section 1.4 of the that certain Series C Preferred Stock Purchase Agreement, dated as of January 24, 2017, by and between the Company and certain of the Investors, which repurchases shall not be included in determining whether the percentage limits of clause (d) of this Section 3.1 have been reached; provided that in the case of clauses (a) or (c), the Key Holder shall deliver prior written notice to the Investors of such transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided, further, in the case of any transfer pursuant to clauses (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) pursuant to a Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation).

3.3   Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the good faith determination of the Company's Board of Directors, directly or indirectly competes with the Company or (b) any customer, distributor or supplier of the Company, if the Company's Board of Directors should in good faith determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4.   Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE

CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this <u>Section 4</u> above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. <u>Lock-Up</u>

5.1 <u>Agreement to Lock-Up</u>. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "**IPO**") and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held immediately before the effective date of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing provisions of this <u>Section 5.1</u> shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and greater than one percent (1%) stockholders of the Company enter into similar agreements. The underwriters in connection with the Company's IPO are intended third-party beneficiaries of this <u>Section 5.1</u> and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's IPO that are consistent with this <u>Section 5.1</u> or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock of each Key Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Notwithstanding the foregoing, if (i) during the last seventeen (17) days of the one hundred eighty (180)-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (ii) prior to the expiration of the one hundred eighty (180)- day restricted period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the one hundred eighty (180)-day period, the restrictions imposed by this <u>Section 5.1</u> shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Any discretionary waiver or termination of the restriction of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Key Holders subject to such agreements, based on the number of shares subject to such agreements.

5.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.   Miscellaneous.

6.1   Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO or (b) the consummation of a Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation as it may be amended from time to time).

6.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3   Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other Person has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4   Jurisdiction; Governing Law. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the State of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or any of the Transaction Agreements (as defined in that certain Series C-4 Preferred Stock Purchase Agreement, dated June 16, 2023, by and among the Company and certain of the Investors (the "**Purchase Agreement**") ("**Covered Matters**"), (b) agree not to commence any suit, action or other proceeding arising out of or based upon any Covered Matters except in the state courts or federal courts located in the State of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter of any Covered Matter may not be enforced in or by such court. All Covered Matters shall be governed by and construed in accordance with the internal laws of the State of California, without regard to conflict of law principles that would result in the application of any law other than the law of the State of California.

6.5   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address

as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company such notice shall be sent to 4094 Glencoe Ave., Marina Del Rey, CA 90292, Attn: Chief Executive Officer with a copy to Goodwin Procter LLP, 520 Broadway, Suite 500, Santa Monica, CA 90401, Attn: Chris Shoff, Email: CShoff@goodwinlaw.com.

6.6   Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Capital Stock then held by all of the Key Holders who are then providing services to the Company or OpCo as officers, consultants or employees, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion (subject to proportional rights and obligations based on the number of shares held by such Investors or Key Holders), (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) Schedule A hereto may be amended by the Company from time to time to add information regarding Additional Purchasers (as defined in the Purchase Agreement), as further described in Section 6.15 below, without the consent of the other parties

hereto or, with respect to the Key Holders, by adding other additional parties as Key Holders. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires at least 750,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.12   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000,

e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.13   Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and the exercise of any such rights may be allocated among such Affiliates in the manner as such Affiliates may determine in their discretion.

6.14   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.15   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.16   Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.17   Reserved.

6.18   Conflict with Other Rights of First Refusal. A Key Holder may have entered into a Restricted Stock Purchase Agreement with the OpCo (together with any additional Restricted Stock Purchase Agreements or Option Agreements which a Key Holder may enter into with the Company, the "**Key Holder Purchase Agreements**"), which agreement contains a right of first refusal provision in favor of OpCo. For so long as this Agreement remains in existence, the right of first refusal provisions contained in this Agreement shall supersede the right of first refusal provisions contained in the Key Holder's Key Holder Purchase Agreements; provided, however, that the other provisions of the Key Holder's Key Holder Purchase Agreements shall remain in full force and effect. If, however, this Agreement shall terminate, the right of first refusal provisions contained in the Key Holder's Key Holder Purchase Agreements shall be in full force and effect in accordance with its terms.

(Remainder of Page Intentionally Left Blank)

EXHIBIT L

Amended and Restated Voting Agreement

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (the "**Agreement**") is made and entered into as of September 18, 2023, by and among The Bouqs Company, a Delaware corporation ("**OpCo**"), The Bouqs Holding Company, a Delaware corporation (the "**Company**"), each holder of the Company's Series AA Preferred Stock (the "**Series AA Preferred Stock**"), the Company's Series A Preferred Stock (the "**Series A Preferred Stock**"), the Company's Series B Preferred Stock (the "**Series B Preferred Stock**"), the Company's Series C Preferred Stock (the "**Series C Preferred Stock**"), the Company's Series C-1 Preferred Stock (the "**Series C-1 Preferred Stock**"), the Company's Series C-2 Preferred Stock (the "**Series C-2 Preferred Stock**"), the Company's Series C-3 Preferred Stock (the "**Series C-3 Preferred Stock**") and the Company's Series C-4 Preferred Stock (the "**Series C-4 Preferred Stock**" and collectively with the Series AA Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock, the "**Preferred Stock**") listed on Schedule A (the "**Investors**") and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to the terms hereof, the "**Key Holders**", and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   OpCo and the Company are undertaking an internal reorganization pursuant to which the Company will assume OpCo's rights and obligations under the Prior Agreement (as defined below) pursuant to this Agreement (the "**Reorganization**").

B.   In connection with the Reorganization, OpCo, the Company and The Bouqs Merger Sub Company, a Delaware corporation ("**Merger Sub**"), are entering into an Agreement and Plan of Merger pursuant to which Merger Sub shall be merged with and into OpCo, with OpCo surviving as the surviving corporation (the "**Merger Agreement**" and, such merger, the "**Merger**").

C.   Pursuant to the terms of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (i) the Company will receive 1,000 shares of Common Stock of OpCo and OpCo will become a wholly-owned subsidiary of the Company, (ii) each existing stockholder of OpCo shall receive a like number and kind of shares of capital stock of the Company (other than in the case of the holders of OpCo's Class B Common Stock and Preferred Golden Stock, each of which class or series shall be cancelled in connection with the Merger), (iii) all outstanding warrants of OpCo shall automatically convert into outstanding warrants of the Company, exercisable for the same number and kind of shares of capital stock of the Company and (iv) all outstanding stock options of OpCo shall automatically convert into outstanding stock options exercisable for the same number and kind of shares of Common Stock of the Company.

D.   OpCo, certain of the Investors (the "**Existing Investors**") and the Key Holders are parties to the Amended and Restated Voting Agreement, dated as of June 16, 2023, by and among OpCo and the parties thereto (the "**Prior Agreement**"). The parties to the Prior Agreement desire to amend and restate the Prior Agreement as provided in this Agreement in connection with the Reorganization.

E.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company and certain other matters.

AGREEMENT

NOW, THEREFORE, OpCo, the Key Holders and the Investors (including the Existing Investors holding at least a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Existing Investors) each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, the parties hereto agree as follows:

1.   Certain Definitions.

1.1   For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board of Directors of the Company (the "**Board**"), including without limitation, all shares of Common Stock, Series AA Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner (or member thereof), managing member (or member thereof), officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners (or member thereof) or managing members (or member thereof) of, or shares the same management company (or member thereof) with, such Person.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions.

(a)   A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed**

Liquidation Event" as defined in the Amended and Restated Certificate of Incorporation of the Company, as amended and/or restated from time to time (the "**Restated Certificate**").

3.2   <u>Actions to be Taken</u>. In the event that (i) the Board, (ii) the holders of two-thirds of the outstanding shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock (voting together as a single class and on an as-converted basis), and (iii) the holders of two-thirds of outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) ((ii) and (iii) together, the "**Selling Holders**"), approve a Sale of the Company in writing, specifying that this <u>Section 3</u> shall apply to such transaction, then each Stockholder hereby agrees:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Company's certificate of incorporation required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of Shares as is being sold by the Selling Holders to the Person to whom the Selling Holders propose to sell their Shares, and, except as permitted in <u>Section 3.3</u> below, on the same terms and conditions as the Selling Holders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provision of this <u>Section 3</u>, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this <u>Section 3</u> includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the

Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to any indemnification, escrow or similar obligations applicable to or arising directly or indirectly from such Sale of the Company, to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow or similar fund in connection with such indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion of any and all reasonable fees and expenses of such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and the related service as the representative of the Stockholders.

3.3   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares and similar matters, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances other than restrictions on transfer arising pursuant to the Securities Act or any applicable state securities law, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquiror and are enforceable against the Stockholder in accordance with their respective terms (except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (B) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies) and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any material agreement, law or judgment, order or decree of any court or governmental agency;

(b)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company

or its stockholders in connection with such Proposed Sale, is several and not joint with any other stockholder of the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and (subject to the provisions of the Restated Certificate related to the allocation of the escrow) is pro rata in proportion to the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Restated Certificate);

(d)   liability shall be limited to such Stockholder's pro rata share (determined in proportion to proceeds received by such Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration actually paid to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each series of the Company's Preferred Stock and each holder of Common Stock will receive the same form of consideration for their shares of Common and Preferred Stock as is received by other holders in respect of their shares of such same class or series of capital stock, as applicable, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock, and (iv) the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock in accordance with the Restated Certificate in connection with a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event); and

(f)   subject to Section 3.3(e), requiring the same form of consideration to be received by the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of a majority of the Preferred Stock (voting together as a single class, on an as-converted to Common Stock basis) elect otherwise by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4.   Board Matters

4.1   Board Composition. The Stockholders shall vote or act with respect to their Shares so as always to elect the following as directors of the Company:

(a)   One (1) individual designated by Azure Capital Partners ("**Azure**") as the Series A Director (as such term is defined in the Restated Certificate) for so long Azure and its Affiliates continue to own beneficially at least 1,500,000 shares of Series A Preferred Stock (subject to adjustment for stock splits, dividends, combinations, recapitalizations and the like), which individual shall initially be Paul Ferris.

(b)   One (1) individual designated by the holders of a majority of the outstanding shares of Preferred Stock of the Company (voting together as a single class on an as-converted to Common Stock basis), subject to the reasonable approval of the Common Directors (as defined below), as the Preferred Stock Director (as such term is defined in the Restated Charter), which individual shall initially be Mich Mathews.

(c)   The Company's Chief Executive Officer as one of the "**Common Directors**" (as such term is defined in the Restated Certificate) (the "**CEO Director**"), who shall initially be Kimberly Tobman Kviatkovsky, provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director.

(d)   For so long as the Key Holders hold at least 1,500,000 shares of Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like), one (1) individual designated by the holders of a majority of the Shares of Common Stock held by the Key Holders as one of the Common Directors, which individual shall initially be John Tabis; provided, however, that Juan Pablo Montufar hereby agrees that he shall always vote all of the Shares of Common Stock held by him in favor of John Tabis as the Common Director designated by this Section 4.1(d) until John Tabis's earlier death, disability or resignation from the Board.

(e)   One (1) individual designated by Partech Ventures ("**Partech**") as the Series C Director (as such term is defined in the Restated Certificate) for so long Partech and its Affiliates continue to own beneficially at least 1,500,000 shares of Series C Preferred Stock (subject to adjustment for stock splits, dividends, combinations, recapitalizations and the like), which individual shall initially be Mark Menell.

(f)   One (1) individual not otherwise an Affiliate of the Company, who is acceptable to a majority of the other members of the Board, which individual shall initially be Rosemary Turner.

(g)   One (1) individual not otherwise an Affiliate of the Company, who is acceptable (such approval not to be unreasonably withheld) to all of the other members of the Board other than the Series C-1/C-2/C-3/C-4 Director, which individual shall initially be vacant.

(h)　　　One (1) individual designated by Pontifax Global Food and Agriculture Technology Fund, LLC ("**Pontifax**"), who shall initially be Philip Erlanger, as the Series C-1/C-2/C-3/C-4 Director (as such term is defined in the Restated Certificate) for so long as Pontifax and its respective Affiliates continue to collectively own beneficially at least 2,162,706 shares of Series C-1 Preferred Stock (subject to adjustment for stock splits, dividends, combinations, recapitalizations and the like); provided, however, that if (i) Philip Erlanger ceases to be the Series C-1/C-2/C-3/C-4 Director for any reason and (ii) Pontifax does not subsequently designate either Gil Demeter or Ben Belldegrun as the replacement Series C-1/C-2/C-3/C-4 Director, then Philip Erlanger's replacement shall be designated by Pontifax and Yamasa Co., Ltd. ("**Yamasa**") upon mutual agreement of such parties for so long as (x) Pontifax and its Affiliates continue to own beneficially at least 2,162,706 shares of Series C-1 Preferred Stock (subject to adjustment for stock splits, dividends, combinations, recapitalizations and the like) and (y) Yamasa and its Affiliates continue to own beneficially at least 4,053,177 shares of Series C-2 Preferred Stock (subject to adjustment for stock splits, dividends, combinations, recapitalizations and the like).

(i)　　　To the extent that any of Sections 4.1(a), 4.1(b), 4.1(c), 4.1(d), 4.1(e), or 4.1(h) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

4.2　　　Removal. The Stockholders shall vote or act with respect to the Shares (within each particular class or series, as applicable, if the Restated Certificate provides that the holders of one or more class or series, voting as a class or series, are entitled to elect one or more directors) so as to remove any director (other than for cause) if and only if requested by the party entitled to designate the applicable director pursuant to Section 4.1.

4.3　　　Vacancies. Any vacancy occurring because of the death, resignation or removal of any director shall be filled according to Section 4.1.

4.4　　　Board Size. The Stockholders shall vote or act with respect to the Shares so as to fix a number of directors constituting the Board of Directors to eight (8) members, and to maintain the composition of Board of Directors pursuant to Section 4.1.

4.5　　　No "Bad Actor" Designees. Each person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (each, a "**Disqualification Event**"), is applicable to such person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (a) not to designate or participate in the designation of any director designee who, to such person's knowledge, is a Disqualified Designee and (b) that in the event such person becomes aware that any individual previously

designated by any such person is or has become a Disqualified Designee, such person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

5. Remedies.

5.1 Covenants of the Company. The Company agrees to use its reasonable best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.

5.2 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

5.3 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a transaction pursuant to Rule 145 promulgated by the Securities Exchange Commission under the Securities Act); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Section 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of Preferred Stock to become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such Person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than

to a purchaser of Preferred Stock described in Section 7.1(a) above) following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Key Holder and Stockholder for all purposes under this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Jurisdiction; Governing Law. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state and federal courts located in the State of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or any of the Transaction Agreements (as defined in the Purchase Agreement) ("**Covered Matters**"), (b) agree not to commence any suit, action or other proceeding arising out of or based upon any Covered Matters except in the state courts or federal courts located in the State of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter of any Covered Matter may not be enforced in or by such court. All Covered Matters shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A and Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company such notice shall be sent to 4094 Glencoe Ave., Marina Del Rey, CA 90292, Attn: Chief Executive Officer with a copy to Goodwin Procter LLP, 520 Broadway, Suite 500, Santa Monica, CA 90401, Attn: Chris Shoff, Email: CShoff@goodwinlaw.com.

7.8   Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company or OpCo as officers, consultants or employees; and (b) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors. Notwithstanding the foregoing:

(i)   this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion;

(ii)   the provisions of Section 4.1(a) of this Agreement may not be amended, and the observance of any term thereof may not be waived (either generally or in a particular instance and either retroactively or prospectively) without the written consent of Azure so long as Azure continues to have a right to designate a director pursuant to such section;

(iii)   the provisions of Section 4.1(e) of this Agreement may not be amended, and the observance of any term thereof may not be waived (either generally or in a particular instance and either retroactively or prospectively) without the written consent of Partech so long as Partech continues to have a right to designate a director pursuant to such section;

(iv)   the provisions of <u>Section 4.1(h)</u> of this Agreement may not be amended, and the observance of any term thereof may not be waived (either generally or in a particular instance and either retroactively or prospectively) without the written consent of Pontifax and Yamasa so long as Pontifax and Yamasa continue to have a right to designate a director pursuant to such section;

(v)   <u>Schedules A</u> and <u>B</u> hereto may be amended by the Company from time to time to add information regarding additional Stockholders without the consent of the other parties hereto or, with respect to Key Holders, by adding other additional parties as Key Holders, in each case as further described in <u>Section 7.1</u> above; and

(vi)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this <u>Section 7.8</u> shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.

7.9   <u>Delays or Omissions</u>. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   <u>Severability</u>. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   <u>Entire Agreement</u>. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement and shall be of no further force or effect. This Agreement (including the Exhibit hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   <u>Legend on Share Certificates</u>. Each certificate representing Shares issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO AN AMENDED AND RESTATED VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT AMENDED AND RESTATED VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16   Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.18   Reserved.

7.19   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

7.20   "Bad Actor" Matters.

(i)   Each person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that no Disqualification Event is applicable to such person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "**Rule 506(d) Related Party**" shall mean with respect to any person any other Person that is a beneficial owner of such first person's securities for purposes of Rule 506(d) of the Securities Act.

(ii)   Each person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

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